As filed pursuant to Rule 424(b)(3)
Registration No. 333- 187706

PROSPECTUS

ASTERIAS BIOTHERAPEUTICS, INC.

6,537,779 Shares of Series A Common Stock

This prospectus relates to 6,537,779 shares of our Series A common stock, par value $0.0001 per share (“Series A Shares”), to be distributed by Geron Corporation (“Geron”) to its stockholders, on a pro rata basis (the “Series A Distribution”), subject to applicable legal requirements and certain other limitations, following our issuance of those Series A Shares to Geron in exchange for certain assets under the terms of an Asset Contribution Agreement that we have entered into with Geron and our parent BioTime, Inc. (“BioTime”).

Under the terms of the Series A Distribution, fractional shares will be aggregated and sold for cash, and the net cash proceeds of the sale will be distributed ratably to Geron stockholders who would otherwise be entitled to receive fractional shares. Also, as part of the Series A Distribution, in lieu of Geron distributing the Series A Shares in jurisdictions where it would be unlawful to do so, and in certain other excluded jurisdictions, the Series A Shares that Geron stockholders who reside in those jurisdictions would otherwise be entitled to receive will instead be sold for cash, and the net cash proceeds will be distributed ratably to those stockholders. This prospectus also relates to those sales of Series A Shares. See “THE ASSET CONTRIBUTION AGREEMENT—The Series A Distribution” and “PLAN OF DISTRIBUTION.”

We plan to arrange for the trading of the Series A Shares on the OTC Bulletin Board upon the completion of the Series A Distribution. Series A Shares may also trade on the OTC Bulletin Board on a “when distributed” or “when issued” basis prior to the completion of the Series A Distribution. If trading in the Series A Shares on the OTC Bulletin Board establishes a sustained market price at or above the minimum price required for listing on a national securities exchange, we intend to apply for exchange listing of the Series A Shares if we can also meet the other initial listing criteria of an exchange.

These securities involve a high degree of risk. See ‘‘RISK FACTORS’’ beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 30, 2014.

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You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. Geron is distributing the Series A Shares only in jurisdictions where the Series A Distribution is permitted. The information contained in this prospectus or any related free writing prospectus is accurate only as of its date, regardless of the time of its delivery, or of the distribution of any common stock.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part or to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Industry and Market Data

This prospectus contains market data and industry forecasts that were obtained from industry publications, third party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that the information from these publications is reliable, we have not independently verified, and make no representation as to the accuracy of, such information.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available. Such data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” and our financial statements and the related notes thereto included elsewhere in this prospectus. Unless otherwise indicated herein, the terms “we,” “our,” or “us,” refer to Asterias Biotherapeutics, Inc.

Note to Geron Stockholders

This prospectus has been prepared for Geron stockholders entitled to receive Asterias Series A Shares from Geron in the Series A Distribution. Geron is making the Series A Distribution under the terms of the Asset Contribution Agreement among Geron, BioTime, and us. We are Asterias Biotherapeutics, Inc., a newly formed biotechnology company focused on the emerging field of regenerative medicine. This prospectus contains important information about us and information about the Asset Contribution Agreement, including the assets that we received from Geron and BioTime, and the securities we issued to Geron and BioTime in exchange for those assets, information about securities that we issued to an investor for cash, and also information about the Series A Distribution. You should read this prospectus carefully.

Under the Asset Contribution Agreement, Geron has agreed to distribute to its stockholders, on a pro rata basis, the Series A Shares it received in exchange for the assets it contributed to us under the Asset Contribution Agreement. Geron has set the close of business on May 28, 2014 as the record date for determining Geron stockholders eligible to receive Series A Shares or cash in lieu of shares in the Series A Distribution. The Series A Distribution will be made only to Geron stockholders residing, according to Geron’s stock ledger and share position listing, in the following jurisdictions (the “Distribution Jurisdictions”): United States, Anguilla, Argentina, Austria, Australia, Belgium, Bulgaria, Canada, Cayman Island, China, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Guam, Guernsey, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Korea, Latvia, Lebanon, Liechtenstein, Luxembourg, Malta, Mexico, Monaco, Netherlands, Norway, Panama, Poland, Portugal, Puerto Rico, Romania, Saudi Arabia, Singapore, Slovenia, Slovakia, Spain, Sweden, Switzerland, Taiwan, United Arab Emirates, United Kingdom, Uruguay, British Virgin Island, and U.S. Virgin Island. Jurisdictions other than the Distribution Jurisdictions are referred to in this prospectus as the “Excluded Jurisdictions.” In lieu of Geron distributing the Series A Shares in Excluded Jurisdictions, the Series A Shares that Geron stockholders who reside in Excluded Jurisdictions would otherwise receive will instead be sold for cash and the net cash proceeds will be distributed ratably to those stockholders. Fractional shares will not be distributed in the Series A Distribution, and instead will be aggregated and sold for cash, and the net cash proceeds of the sale will be distributed ratably to Geron stockholders who would otherwise be entitled to receive fractional shares. In order to receive shares or cash in the Series A Distribution, Geron stockholders as of the May 28, 2014 record date must hold their shares of Geron common stock through the ex-dividend date, which will be determined by Nasdaq. See “PLAN OF DISTRIBUTION.”

Geron stockholders who receive Series A Shares in the Series A Distribution could have taxable income, depending upon a number of factors, including whether Geron has accumulated or current earnings and profits, and the individual Geron stockholders basis in the stockholder’s Geron common stock. It is possible that the Internal Revenue Service or other taxing authorities could assert that receipt of BioTime Warrants in the BioTime Warrants Distribution described in this prospectus would also result in taxable income to Geron stockholders. Certain United States Federal income tax aspects of the Series A Distribution and BioTime Warrants Distribution are discussed under “INCOME TAX MATTERS.” You should consult your tax advisors concerning the tax consequences of the Series A Distribution and the BioTime Warrants Distribution to you under any and all tax laws and regulations to which you are subject.

Asterias Biotherapeutics, Inc.

Overview

We are a biotechnology company focused on the emerging field of regenerative medicine. Our core technologies center on stem cells capable of becoming all of the cell types in the human body, a property called pluripotency. We plan to develop therapies based on pluripotent stem cells to treat diseases or injuries in a variety of medical fields, with an initial focus on the therapeutic areas of neurology and oncology, with potential future product candidates in the fields of cardiology and orthopedics.

“Regenerative medicine” refers to an emerging field of therapeutic product development that may allow all human cell and tissue types to be manufactured on an industrial scale. This new technology is made possible by the isolation of human embryonic stem (“hES”) cells, and by the development of induced pluripotent stem (“iPS”) cells which are created from regular cells of the human body using technology that allows adult cells to be “reprogrammed” into cells with pluripotency much like hES cells. hES and pluripotent iPS cells have the unique property of being able to branch out into each and every kind of cell in the human body, including the cell types that make up the brain, the blood, the heart, the lungs, the liver, and other tissues. Unlike adult-derived stem cells that have limited potential to become different cell types, pluripotent stem cells may have vast potential to supply an array of new regenerative therapeutic products, especially those targeting the large and growing markets associated with age-related degenerative disease. Unlike pharmaceuticals that require a molecular target, therapeutic strategies in regenerative medicine are generally aimed at regenerating affected cells and tissues, and therefore may have broader applicability. We believe that regenerative medicine represents a revolution in the field of biotechnology with the promise of providing therapies for diseases previously considered incurable.

The Asset Contribution

On October 1, 2013, we acquired certain assets from Geron that had been used in Geron’s human embryonic stem cell research and development programs in exchange for 6,537,779 Series A Shares that we issued to Geron, and we also acquired certain assets from our parent corporation, BioTime, Inc. (“BioTime”) in exchange for 21,773,340 shares of Series B common stock, par value $0.0001 per share (“Series B Shares”), and warrants to purchase 3,150,000 Series B Shares, that we issued to BioTime. The acquisition of the Geron assets and the assets from BioTime (the “Asset Contribution”) was completed under the terms of an Asset Contribution Agreement, dated January 4, 2013 (the “Asset Contribution Agreement”), to which we, Geron and BioTime were the parties.

The assets we acquired from Geron include:

•	certain patents and patent applications and all related active prosecution cases, trade secrets, know-how and certain other intellectual property rights, and all of Geron’s goodwill with respect to the technology of Geron directly related to the research, development and commercialization of certain products and know-how related to hES cells;

•	certain biological materials and reagents (including master and working cell banks, original and seed banks, and research, pilot and current good manufacturing practices (“cGMP”) grade lots and finished product);

•	certain laboratory equipment;

•	certain contracts;

•	certain books, records, lab notebooks, clinical trial documentation, files and data;

•	certain regulatory filings for clinical trials for the following product candidates (the “Clinical Trials”):

m	GRNOPC1 for spinal cord injury, including the investigational new drug applications filed with the United States Food and Drug Administration (“FDA”) for Geron’s Phase I safety study of oligodendrocyte progenitor (GRNOPC1) cells in patients with neurologically complete, subacute spinal cord injury, and long term follow up of subjects who received GRNOPC1, and

m	and VAC1 for acute myelogenous leukemia (“AML”), including a Phase I/II study of active immunotherapy with GRNVAC1, autologous mature dendritic cells transfected with mRNA encoding human telomerase reverse transcriptase (hTERT), in patients with AML in complete remission; and

•	certain abandoned or inactive patents and abandoned or inactive patent applications.

In addition, we received from Geron an exclusive sublicense under certain patents owned by the University of Colorado’s University License Equity Holdings, Inc. relating to telomerase (the “Telomerase Sublicense”). The Telomerase Sublicense entitles us to use the inventions described in the sublicensed patents in the development of certain immunological treatments for cancer. Under the Telomerase Sublicense, we paid Geron an up-front license fee and will pay a small annual license maintenance fee, and a small royalty on sales of any products that we may develop and commercialize using the sublicensed patents.

We assumed the obligations and liabilities of Geron and its affiliates relating to the assets we acquired from them and attributable to periods, events or circumstances after the date of the acquisition, and the obligations of Geron and its affiliates to be performed under the contracts that Geron assigned to us. We also assumed and agreed to bear the cost of certain patent interference proceedings that we subsequently settled. We reimbursed a Geron for certain costs incurred after July 4, 2013 relating to the maintenance or prosecution of patents and patent applications assigned to us. We assumed all obligations and liabilities of Geron arising from the Clinical Trials, including the obligation to obtain information and prepare reports to the FDA about the health of patients who participated in the Clinical Trials, and liabilities to patients that might arise from the Clinical Trials.

The assets we acquired from BioTime include:

•	a quantity of five human hES cell lines produced by BioTime’s subsidiary ES Cell International Pte Ltd (“ESI”) under cGMP sufficient to generate master cell banks, and non-exclusive, world-wide, royalty-free licenses to use those cell lines and practice under certain patents pertaining to stem cell differentiation technology for any and all uses (the “BioTime Stem Cell Assets”);

•	8,902,077 BioTime common shares (the “BioTime Shares”);

•	warrants to subscribe for and purchase 8,000,000 additional BioTime common shares (the “BioTime Warrants”) exercisable for a period of five years at a price of $5.00 per share, subject to pro rata adjustment for certain transactions;

•	cancellation of the $5,000,000 principal balance of a promissory note payable to BioTime for cash advanced to us or paid for our account;

•	10% of the shares of common stock of BioTime’s subsidiary OrthoCyte Corporation (“OrthoCyte”) issued and outstanding as of January 4, 2013; and

•	6% of the ordinary shares of BioTime’s subsidiary Cell Cure Neurosciences, Ltd. (“Cell Cure Neurosciences”) issued and outstanding as of January 4, 2013.

We have subsequently entered into a Materials Transfer Agreement with BioTime through which we have acquired the non-exclusive right to use certain hydrogel formulations for research purposes, and an option for a period of thirty-six months to negotiate a non-exclusive sub-license for use of BioTime’s hydrogels in neurological, cardiovascular and orthopedic human cell therapy applications.

Cash Contribution by Private Investor

On October 1, 2013 we also completed the sale of 2,136,000 Series B Shares and warrants to purchase 350,000 additional Series B Shares, to a private investor, Romulus, Films, Ltd. (“Romulus”), for $5,000,000 in cash. That investment was made under a Stock and Warrant Purchase Agreement in conjunction with the closing of the Asset Contribution under the Asset Contribution Agreement.

Royalty Agreement

In connection with our acquisition of the stem cell assets from Geron, we entered into a Royalty Agreement with Geron pursuant to which we agreed to pay them a 4% royalty on net sales (as defined in the Royalty Agreement), by us or any of our affiliates or sales agents, of any products that we develop and commercialize that are covered by the patents Geron contributed to us. In the case of sales of such products by a person other than us or one of our affiliates or sales agents, we will be required to pay Geron 50% of all royalties and cash payments received by us or by our affiliate in respect of a product sale.

The Series A Distribution

In the Asset Contribution Agreement, Geron agreed to conduct the Series A Distribution through which Geron will distribute to its stockholders, on a pro rata basis, the 6,537,779 Series A Shares it received in the Asset Contribution. Geron is required to make the Series A Distribution as soon as practicable following the closing of the Asset Contribution, subject to applicable legal requirements and certain other limitations. Geron has set the close of business on May 28, 2014 as the record date for determining Geron stockholders eligible to receive Series A Shares or cash in lieu of shares in the Series A Distribution. Under the Asset Contribution Agreement, fractional shares will not be distributed in the Series A Distribution, and instead will be aggregated and sold for cash, and the net cash proceeds of the sale will be distributed ratably to Geron’s stockholders who would otherwise be entitled to receive fractional shares. Also, in lieu of Geron distributing the Series A Shares in Excluded Jurisdictions, the Series A Shares that the Geron stockholders who reside in Excluded Jurisdictions would otherwise receive will instead be sold for cash and the net cash proceeds will be distributed ratably to those stockholders. In order to receive shares or cash in the Series A Distribution, Geron stockholders as of the May 28, 2014 record date must hold their shares of Geron common stock through the ex-dividend date, which will be determined by Nasdaq. See “PLAN OF DISTRIBUTION.”

The BioTime Warrants Distribution

Following the Series A Distribution, we will distribute to the holders of the Series A Shares, on a pro rata basis, the 8,000,000 BioTime Warrants that we received in the Asset Contribution. We refer to this distribution of the BioTime Warrants as the “BioTime Warrants Distribution.” As a result of the BioTime Warrants Distribution, we will not derive any future economic value from the BioTime Warrants and instead the value of the BioTime Warrants will benefit the holders of Series A Shares who receive the BioTime Warrants.

Our Strategic Advantages

By acquiring Geron’s stem cell assets, we will have the use of cell lines and other biological materials, patents, and technology developed by Geron over 12 years of work focused in the following complementary areas:

•	The establishment of cell banks of undifferentiated hES cells produced under cGMP and suitable for the manufacture of differentiated cells for human therapeutic use;

•	The development of scalable differentiation methods which convert, at low cost, undifferentiated hES cells into functional cells suitable for human therapeutic purposes that can be stored and distributed in the frozen state for “off-the-shelf” use;

•	The development of regulatory paradigms that we believe will be sufficient to satisfy both U.S. and European regulatory authority requirements to begin human clinical testing of products made from hES cells; and

•	The continuous filing and prosecution of patents covering inventions to protect commercialization rights, as well as consummating in-licenses to enable freedom to operate in a variety of fields.

Products Under Development

We acquired from Geron a significant portfolio of patents and patent applications, cell lines, and hES cell technology and know-how related to potential therapeutic products in various stages of development. Two of the products under development have already been used in early stage clinical trials. See “BUSINESS—Product Candidates” for a description of our product candidates and their respective stages of development.

The initial product candidates that we plan to develop from various cell types that we acquired from Geron are summarized in the following table:

Product Candidate Description	Target Market	Estimated Number of Potential Patients(1)	Status
OPC1 – Glial Cells	Current development focus: Spinal Cord Injury	12,000 new cases per year in U.S.	Phase I Trial completed in U.S. 5 Patients treated – no serious adverse events related to the OPC1 drug product to date.
Additional potential markets:
	Multiple Sclerosis (“MS”)	180,000 new cases per year in U.S.	Proof of principle achieved in animal models.

	Canavan's Disease(2)	Rare	Proof of principle achieved in animal models.

	Stroke	800,000 new cases per year in U.S.	Pre-clinical research.

VAC2 – Dendritic Cells	Current development focus: Non-small Cell Lung Cancer Additional potential markets:	166,000 new cases per year in U.S.

Cells derived and characterization studies performed (parameters analyzed showed normal cell functions in vitro(3)).  Proof of concept established in multiple human in vitro(3) systems. Scalable manufacturing methods under development.

Multiple cancer types

(1)	The estimates of the numbers of potential patients shown in the table are based on data for the United States only and do not include potential patients in other countries.

(2)	Canavan's Disease is a congenital neurological degenerative disease in which the growth of the myelin sheath surrounding nerves is inhibited resulting in mental retardation, loss of motor function, abnormal muscle tone, poor head control and enlarged head. Death usually occurs before age 4.

(3)	In vitro means in tissue culture dishes.

Additional product candidates that we may determine to develop from various cell types that we acquired from Geron are summarized in the following table:

Product Candidate Description	Target Market	Estimated Number of Potential Patients(1)	Status
VAC1 – Autologous Monocyte – Derived Dendritic Cells (infused cells derived from the treated patient)	Cancer	Prostate: 240,000 new cases per year in U.S.	Phase I study in metastatic prostate cancer completed (Journal of Immunology, 2005, 174: 3798-3807).
		Acute myelogenous leukemia: more than 12,000 new cases per year in U.S.	Phase I/II study in acute myelogenous leukemia completed. Manuscript in preparation.

CHND1 – Chondrocytes	Osteoarthritis	25 million total patients in U.S.	Cells derived and partly characterized.

Early non-clinical studies have been performed in animal models of osteoarthritis.

	Degenerative Disk Disease	400,000 new spinal fusion cases per year in U.S.	Pre-clinical research.

CM1 – Cardiomyocytes	Heart Failure	6 million total patients in U.S.	Cells derived and characterization studies performed (parameters analyzed showed normal cell functions in vitro).

	Myocardial Infarction	900,000 new cases per year in U.S.	Proof of concept in three animal models of disease.

Scalable manufacturing established.

First in man clinical trial designed.

(1)	The estimates of the numbers of potential patients shown in the table are based on data for the United States only and do not include potential patients in other countries.

Certain Uncertainties and Risks

The cost and time required to develop products from the assets we acquired in the Asset Contribution is not presently known with certainty due to many factors including the following:

•	We have successfully completed the verification of the viability of the clinical lots of OPC1 cells that we intend to use in clinical trials. The functional state of the other cells, cell lines and other biological reagents transferred to us cannot be determined until they are tested in an appropriate laboratory setting by qualified scientific personnel using validated equipment. We intend to perform that testing on the cells that we intend to use in our research and development programs as the need arises. The functionalities of those cells were within specification at the time of initial manufacturing and subsequent storage. However, the cells have remained in storage (under cGMP conditions) for more than two years. Therefore, the viability and functionality of the cells need to be reverified;

•
The views of the FDA and comparable foreign regulatory agencies on the pre-clinical product characterization studies required to submit an investigational new drug application (“IND”), and on any IND submissions that we make, in order to initiate human clinical testing of potential therapeutic products

•	The inherent uncertainty of laboratory research and any clinical trials that we may conduct;

•	The amount of capital that we will have for our development programs, including potential sources of additional capital through research grants or funded collaborations with third parties; and

•	The availability and recruitment of qualified personnel to carry out the analyses and evaluations described above.

The extent and pace of the work we can do to develop product candidates in our other programs will depend in large part on our ability to raise additional equity capital, to obtain research and development grants, and to enter into agreements with the third parties for financial, manufacturing, or clinical trial management, or other co-development arrangements for those programs.

We have been awarded a $14.3 million Strategic Partnership III grant by the California Institute for Regenerative Medicine (“CIRM”) to help fund our Phase I/IIa clinical trial and manufacturing process development of OPC1.  The CIRM funding will be conditioned on approval of the trial by the FDA, execution of a definitive agreement between us and CIRM, and our continued progress to achieve certain pre-defined project milestones.  We will need to raise additional capital through the sale of some of our BioTime common shares or additional shares of our capital stock in order to provide matching funding required by the CIRM award, and to conduct subsequent clinical trials not funded by CIRM. We have passed the scientific review stage and are in late stage negotiations of an agreement with a not-for-profit organization that would provide funding and management support for a Phase I clinical trial of VAC2 in non-small cell lung cancer. There can be no assurance that we will successfully complete negotiations of that collaboration agreement.

We may also use the acquired assets, along with technology that we may develop ourselves or that we may acquire from third parties to pursue the development of other products. Our product development efforts may be conducted by ourselves alone or in collaboration with others if suitable co-development arrangements can be made.

We will also face other significant risks in operating our business, in addition to the factors listed above related to our plans to develop therapeutic products derived from hES cells. Among these additional risks are:

•	The new medical products and technologies that we will attempt to develop might not prove to be safe and efficacious in human medical applications. Many of the products and technologies that we will seek to develop have not been applied in human medicine and have only been used in laboratory studiesin vitro or in animals. Only two of the product candidates that we have acquired have been used in clinical trials, and those were early stage trials involving only a small number of patients. No product based on hES or iPS technology has been approved for use in medical applications to date.

•	If we are successful in developing a new technology or product, refinement of the new technology or product and definition of the practical applications and limitations of the technology or product, may take years and require the expenditure of large sums of money.

•	Our products may be difficult to manufacture on a commercial scale. hES derived therapeutic cells have only been produced on a small scale and not in quantities or at levels of purity and viability that will be needed for wide scale commercialization.

•	Our hES cell or other cell based products, to the extent any of them receive regulatory approval, are likely to be more expensive to manufacture on a commercial scale than most other drugs on the market today. The high cost of manufacturing a product will require that we charge our customers a high price for the product in order to cover our costs and earn a profit. If the price of our products is too high, hospitals and physicians may be reluctant to purchase our products, and third party payors may be reluctant to cover such products, especially if lower priced alternative products are available.

•	Physicians and hospitals may be reluctant to try any new products that we develop and for which we receive regulatory approval due to the high degree of risk associated with the application of new technologies and products in the field of human medicine.

•	We do not have the ability to independently conduct clinical trials required to obtain regulatory approvals for our therapeutic product candidates and we will need to rely on third parties to conduct any clinical trials that we may undertake for our products.

•	We will need to issue additional equity or debt securities in order to raise additional capital needed to pay our operating expenses.

These and other risk factors are discussed in more detail under “RISK FACTORS”.

Patents and Patent Applications

The patent portfolio that we have acquired includes over 400 patents and patent applications relating to hES cell-based product opportunities. This portfolio consists primarily of patents and patent applications previously owned by Geron, and also includes patent families previously licensed to Geron by third parties, such as patent rights relevant to oligodendrocyte progenitor cells licensed from the University of California. The patents and patent applications cover a number of cell types that can be made from hES cells, including hepatocytes (liver cells), cardiomyocytes (heart muscle cells), neural cells (nerve cells, including dopaminergic neurons and oligodendrocytes), chondrocytes (cartilage cells), pancreatic islet β cells, osteoblasts (bone cells), hematopoietic cells (blood-forming cells) and dendritic cells. Also included in the patent portfolio are technologies for growing hES cells without the need for cell feeder layers, and novel synthetic growth surfaces.

We believe that this is one of the largest and broadest portfolios of patents related to hES and iPS technology owned by any company or other institution. In addition, as a subsidiary of BioTime, we will have opportunities to acquire licenses to use patents, patent applications and know-how in the hES and iPS fields owned by or licensed to BioTime and its other subsidiaries. BioTime and its subsidiaries own or have licensed rights to more than 350 patents in the hES and iPS fields. Except for licenses described in this prospectus, the specific patents that we may license or sublicense from BioTime and its other subsidiaries, and the financial and other terms and conditions of those licenses and sublicenses, have not yet been determined.

Our Strategy

We are building the leading biopharmaceutical company focused on the development and commercialization of cell therapies, with an initial focus in the neurology and oncology markets. The key elements of our strategy include:

•	Advancing our initial programs through clinical development. We are currently planning additional clinical trials of OPC1 in spinal cord injury, as well as potential other indications, including Multiple Sclerosis and stroke. We have acquired a Phase II/III ready cancer vaccine (VAC1) with an opportunity to continue the development of a second generation approach using dendritic cells derived from hES cells (VAC2).

•	Focusing our resources on developing therapies for indications with significant unmet medical need. Our initial targets markets of spinal cord injury, cancer, stroke and multiple sclerosis all have a high estimated number of potential patients.

•	Selectively forming strategic alliances to augment our expertise and accelerate development and commercialization. We will seek partners who can bring manufacturing capability, therapeutic expertise, development and commercialization capabilities and project funding to allow us to maximize the potential of our regenerative medicine assets.

•	Maintaining scientific and intellectual leadership in the cell therapy field. We will continue to conduct research in the cell therapy field to better understand this new area of medicine and develop potential additional applications. This includes building on our strong network of key opinion leaders and securing additional intellectual property rights to broaden our existing proprietary asset estate.

Our Leadership

Our executive team has more than 140 years of collective experience in the field of regenerative medicine, including significant operational and financial experience, which we believe is the ideal combination of talent to execute our strategy. In addition, our experienced board of directors provides significant support and guidance in all aspects of our business.

Our executive officers, chairman of the board and other key employees are:

•	Michael D. West, Ph.D., our President and Chief Executive Officer, is an internationally renowned pioneer and expert in stem cell research. Dr. West’s years of experience in senior management of biotechnology companies, including as CEO of BioTime, and his understanding of the technologies that we have acquired from Geron through the Asset Contribution, make Dr. West uniquely qualified to serve as our Chief Executive Officer and as a member of our Board of Directors.

•	Alfred D. Kingsley, our Chairman of the Board, has a long career in corporate finance and mergers and acquisitions, including substantial experience in helping companies to improve their management and corporate governance, and to restructure their operations in order to add value for shareholders. Mr. Kingsley has been instrumental in structuring our initial equity financings, and in negotiating the Asset Contribution Agreement with Geron and is, along with entities that he controls, currently BioTime’s second largest shareholder.

•	Jane S. Lebkowski, our President of Research and Development, has 25 years of experience in research & development at Applied Immune Sciences, Rhone Poulenc Rorer, and Geron and has co-authored numerous scientific publications.

•	Katharine Spink, Ph.D., our Vice President and Chief Operating Officer, has 12 years of experience in biotech strategy, business development & program management and operations at Geron and McKinsey & Co.

•
Casey Case, Ph.D., our Senior Vice President of Research and Nonclinical Development has more than 25 years of experience in the biotechnology industry and over 8 years of experience developing cell therapies for stroke and neurodegenerative conditions.

•	Edward D. Wirth, III, M.D., Ph.D., our Chief Translational Officer, has 25 years of experience in translational research of cell therapies and medical devices at University of Chicago, Geron, and InVivo.

Additional Information

We were incorporated in September 2012 under the name BioTime Acquisition Corporation in the state of Delaware. We changed our name to Asterias Biotherapeutics, Inc. in March 2013. Our principal executive offices are located at 230 Constitution Drive, Menlo Park, California 94025. Our telephone number is 650-433-2900. We currently maintain an Internet website at www.asteriasbiotherapeutics.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities, such as our common stock, pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (the “SEC”). We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and references herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

SUMMARY AND SELECTED FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. You should read this summary financial data in conjunction with the sections entitled “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

	Three Months Ended	Three Months Ended	Period from Inception(September 24, 2012)		Period from inception (September 24, 2012) to
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)	to March 31, 2014 (Unaudited)	Year ended December 31, 2013	December 31, 2013	December 31, 2012
REVENUE
Royalties from product sales	$61,980	$—	$61,980	$—	$—	$—

EXPENSES
Research and development	(2,599,146)	(193,444)	(6,918,641)	(4,319,494)	(4,319,494)	—
Acquired in-process research and development (1)	—	—	(17,458,766)	(17,458,766)	(17,458,766)	—
General and administrative	(1,094,474)	(622,036)	(5,736,222)	(3,883,185)	(4,641,748)	(758,563)
Total expenses	(3,693,620)	(815,480)	(30,113,629)	(25,661,445)	(26,420,008)	(758,563)

Loss from operations	(3,631,640)	(815,480)	(30,051,649)	(25,661,445)	(26,420,008)	(758,563)

OTHER INCOME/EXPENSES
Interest expense, net	(4,099)	—	(5,836)	1,006	—	—
Gain on sale of fixed assets	—	—	2,430	—	—	—
Other income/(expenses), net	(36)	—	(52)	—	676	(330)
Total other income/(expenses), net	(4,135)	—	(3,458)	1,006	676	(330)

LOSS BEFORE DEFERRED INCOME TAX BENEFIT	(3,635,775)	(815,480)	(30,055,107)	(25,660,439)	(26,419,332)	(758,893)

Deferred income tax benefit	1,349,026	—	4,629,721	3,280,695	3,280,695	—

NET LOSS	$(2,286,749)	$(815,480)	$(25,425,386)	$(22,379,744)	$(23,138,637)	$(758,893)

Unrealized loss on available-for-sale securities, net	(2,762,293)	(340)	(5,696,979)	(2,934,686)	(2,934,686)	—

Total comprehensive loss	$(5,049,042)	$(815,820)	$(31,122,365)	$(25,314,430)	$(26,073,323)	$(758,893)

Basic and diluted net loss per common share	$(0.07)	$(15.77)	$(2.52)	$(2.90)	(3.79)	$(14.69)

Weighted average common shares outstanding used to compute net loss per common share, basic and diluted	30,498,819	51,700	10,072,262	7,726,042	6,101,656	51,647

(1)	Represents the value of incomplete research and development projects acquired from Geron which Asterias intends to continue. See Notes 2 and 3 to the Financial Statements.

	March 31, 2014 (Unaudited)	December 31, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	$325,771	$2,171,113	$—
Total assets	$72,013,067	$80,353,797	$4,011
Total liabilities	$23,022,950	$26,573,312	$761,164
Deficit accumulated during the development stage	$(25,425,386)	$(23,138,637)	$(758,893)
Total stockholders’ equity/(deficit)	$48,990,117	$53,780,485	$(757,153)

Special Note Regarding Forward-Looking Statements

Some of the statements in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry’s actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by, or that include the words “may,” “will,” “could,” “would,” “should,” “believe,” “expect,” “plan,” “anticipate,” “intend,” “estimate,” “seeks,” “predict,” “potential” or similar expressions. The forward-looking statements in this prospectus include, among other things, statements about:

•	the timing relating to our clinical trials;

•	the potential benefits of strategic partnership agreements and our ability to enter into selective strategic partnership arrangements;

•	the timing of, and our ability to, obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of any approved product candidate;

•	our ability to quickly and efficiently identify and develop product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position; and

•	our estimates regarding expenses, future revenues, capital requirements, the sufficiency of our current and expected cash resources and our need for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

RISK FACTORS

An investment in our shares involves a high degree of risk. You should consider the following risk factors, together with the risks, uncertainties and assumptions discussed elsewhere in this prospectus. If any of these risks actually occurs, our business, financial condition and results of operations would likely suffer. There may be other risks that are not mentioned here or of which we are not presently aware that could also affect our business operations and prospects.

Risks Related to Our Business Operations

We are a newly organized, development stage company in the start-up phase, and we have only recently commenced our primary product development programs

We were incorporated on September 24, 2012, and on October 1, 2013 we acquired certain assets, including the patent portfolio built by Geron in its stem cell programs prior to Geron’s discontinuation of those programs during November 2011. Our initial product development programs will be based on the results of some of Geron’s discontinued programs, though we may make changes to the scope and focus of the programs that we conduct. We have only recently acquired the Geron stem cell assets and have only recently commenced work with the acquired technology and other assets. Our initial work is focused on determining the product candidates that we will initially seek to develop and on seeking funding and development collaborations for as many of them as possible. We cannot assure you that we will be able to develop and commercialize products based on the programs and technology we acquired from Geron.

We have a history of operating losses and negative cash flows

Since our inception in September 2012, we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the three months ended March 31, 2014, for the fiscal year ended December 31, 2013, and for the period from September 24, 2012 (inception) to March 31, 2014 were $2,286,749, $22,379,744, and $25,425,386, respectively, and we had an accumulated deficit of $25,425,386 at March 31, 2014 and $23,138,637 at December 31, 2013. Our net loss for the year ended December 31, 2013 and our accumulated deficit as of that date include $17,458,766 charged as in-process research and development expenses (“IPR&D”) in accordance with Accounting Standards Codification (“ASC”) 805-50 on account of our acquisition of certain assets from Geron. See Notes 2 and 3 to Financial Statements. BioTime previously funded our formation and operating costs but we do not expect BioTime to continue to do so in the future. We have limited cash resources and will depend upon future equity financings, research grants, financings through collaborations with third parties, and sales of BioTime common shares that we acquired as a source of funding for our operations. There is no assurance that we will be able to obtain the financing we need from any of those sources, or that any such financing that may become available will be on terms that are favorable to us and our shareholders.

Failure to attract and retain skilled personnel and key relationships could impair our research and development efforts

Our operations are still in the start-up stage and we had only 22 employees as of May 22, 2014. If we are successful in raising capital and initiating multiple research and development programs, we will need to recruit and hire additional qualified research scientists, laboratory technicians, clinical development, and management personnel. Competition for these types of personnel is intense and we may experience delays in hiring the qualified people that we need. The inability to attract and retain sufficient qualified management, scientific, or technical personnel may significantly delay or prevent the achievement of our product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition. We will initially rely on BioTime to provide financial accounting management and personnel, and to assist us in formulating our research and development strategy and executing our product development plans. We will also rely on consultants and advisors who are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to perform services for us.

We will spend a substantial amount of our capital on research and development but we might not succeed in developing products and technologies that are useful in medicine

•	The product development work we plan to do is costly, time consuming and uncertain as to its results.

•	We will attempt to develop new medical products and technologies that might not prove to be safe and efficacious in human medical applications. Many of the products and technologies that we will seek to develop have not been applied in human medicine and have only been used in laboratory studies in vitro or in animals. Only two of the product candidates that we have acquired have been used in clinical trials, and those were early stage trials involving only a small number of patients.

•	If we are successful in developing a new technology or product, refinement of the new technology or product and definition of the practical applications and limitations of the technology or product may take years and require the expenditure of large sums of money.

The amount and pace of research and development work that we can do or sponsor, and our ability to commence and complete clinical trials required to obtain FDA and foreign regulatory approval of our products, depends upon the amount of money available to us

•	We will have to limit our laboratory research and development work based on the amount of our cash resources.

•	We plan to seek research and development grants from government agencies and to enter into collaborative product development agreements through which third parties will provide funding or otherwise bear the cost of research and development or clinical trials of our product candidates. There is no assurance that we will receive any such grants or that the amount of any grants that we may receive will be adequate for our needs. There is also no assurance that we will be able to enter into any agreements with third parties for the funding of the research and development or clinical trials of any of our products, or that the terms of any such agreements into which we may enter will be favorable to us and allow us to receive and retain a substantial portion of any revenues from the sale of any products that we may develop.

•	Unless we are able to generate sufficient revenue or raise additional funds when needed, it is likely that we will be unable to continue our planned activities, even if we make progress in our research and development projects.

We will need to issue additional equity or debt securities in order to raise additional capital needed to pay our operating expenses

•	We plan to incur substantial research and product development expenses, and we will need to raise additional capital to pay operating expenses until we are able to generate sufficient revenues from product sales, royalties, and license fees.

•	It is likely that additional sales of equity or debt securities will be required in the near future to meet our short-term capital needs, unless we receive substantial research grants and revenues from the sale of any products that receive regulatory approval or we are successful in licensing or sublicensing our technology and we receive substantial licensing fees and royalties.

•	Sales of additional equity securities could result in the dilution of the interests of present shareholders.

The condition of certain cells, cell lines and other biological materials that we acquired from Geron could impact the time and cost of commencing our research and product development programs

The cells, cell lines and other biological materials that we acquired are being stored under cryopreservation protocols intended to preserve their functionality. We have successfully completed the verification of the viability of the clinical grade lots of OPC1 cells that we intend to use in clinical trials. However, the functional condition of the other materials cannot be certified until they are tested in an appropriate laboratory setting by qualified scientific personnel using validated equipment. We intend to perform that testing on the cells that we intend to use in our research and development programs as the need arises.

To the extent that the cells we plan to use are not sufficiently functional for our purposes, we would need to incur the time and expense of regenerating cell lines from cell banks, or regenerating cell banks from cell stocks, which could delay and increase the cost of our research and development work using those cells.

Sales of any products we may develop may be adversely impacted by the availability of competing products

•	In order to compete with other products, particularly those that sell at lower prices, our products will have to provide medically significant advantages.

•	Physicians and hospitals may be reluctant to try a new product due to the high degree of risk associated with the application of new technologies and products in the field of human medicine.

•	There also is a risk that our competitors may succeed at developing safer or more effective products that could render our products and technologies obsolete or noncompetitive.

Any products that receive regulatory approval may be difficult and expensive to manufacture on a commercial scale

•	hES derived therapeutic cells have only been produced on a small scale and not in quantities and at levels of purity and viability that will be needed for wide scale commercialization. If we are successful in developing products that consist of hES cells or other cells or products derived from hES or other cells, we will need to develop, alone or in collaboration with one or more pharmaceutical companies or contract manufacturers, technology for the commercial production of those products.

•	Our hES cell or other cell based products are likely to be more expensive to manufacture on a commercial scale than most other drugs on the market today. The high cost of manufacturing a product will require that we charge our customers a high price for the product in order to cover our costs and earn a profit. If the price of our products is too high, hospitals and physicians may be reluctant to purchase our products, especially if lower priced alternative products are available, and we may not be able to sell our products in sufficient volumes to recover our costs of development and manufacture or to earn a profit.

We do not have our own marketing, distribution, and sales resources for the commercialization of any products that we might successfully develop

•	If we are successful in developing marketable products, we will need to build our own marketing, distribution, and sales capability for our products, which would require the investment of significant financial and management resources, or we will need to find collaborative marketing partners, independent sales representatives, or wholesale distributors for the commercial sale of our products.

•	If we market products through arrangements with third parties, we may pay sales commissions to sales representatives or we may sell or consign products to distributors at wholesale prices. As a result, our gross profit from product sales may be lower than it would be if we were to sell our products directly to end users at retail prices through our own sales force.

•	There can be no assurance that we will able to negotiate distribution or sales agreements with third parties on favorable terms to justify our investment in our products or achieve sufficient revenues to support our operations.

We do not have the ability to independently conduct clinical trials required to obtain regulatory approvals for our therapeutic product candidates

We will need to rely on third parties, such as contract research organizations, data management companies, contract clinical research associates, medical institutions, clinical investigators and contract laboratories to conduct any clinical trials that we may undertake for our products. We may also rely on third parties to assist with our preclinical development of therapeutic product candidates. If we outsource clinical trials we may be unable to directly control the timing, conduct and expense of our clinical trials. If we enlist third parties to conduct clinical trials and they fail to successfully carry out their contractual duties or regulatory obligations or fail to meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our therapeutic product candidates.

We have assumed certain obligations and potential liabilities with regard to clinical trials conducted by Geron, and we do not yet know the scope of any resulting expense

We have assumed Geron’s obligations to obtain information and prepare reports about the health of patients who participated in clinical trials of Geron’s GRNOPC1 cell replacement therapy for spinal cord damage and its GRNVAC1 immunological therapy for certain cancers. Although the future cost of patient health information gathering and reporting is not presently determinable, we do not expect that the cost will be material to our financial condition.

We have also assumed any liabilities to those patients that might arise as result of any injuries they may have incurred as a result of their participation in the clinical trials. We are not aware of any claims by patients alleging injuries suffered as a result of the Geron clinical trials, but if any claims are made and if liability can be established, the amount of any liability that we may incur, depending upon the nature and extent of any provable injuries incurred, could exceed any insurance coverage we may obtain and the amount of the liability could be material to our financial condition.

Our business could be adversely affected if we lose the services of the key personnel upon whom we depend

Our stem cell research program will be directed primarily by our Chief Executive Officer Dr. Michael West and by our President of Research and Development, Dr. Jane S. Lebkowski. The loss of the services of Dr. West or Dr. Lebkowski could have a material adverse effect on us.

Our business and operations could suffer in the event of system failures

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of data for our product candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach was to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Failure of our internal control over financial reporting could harm our business and financial results

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our growth and entry into new products, technologies and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

We will initially rely in part on financial systems maintained by BioTime and upon services provided by BioTime personnel. BioTime will allocate certain expenses among itself, us, and BioTime’s other subsidiaries, which creates a risk that the allocations may not accurately reflect the benefit of an expenditure or use of financial or other resources by us, BioTime as our parent company, and the BioTime subsidiaries among which the allocations are made.

Risks Related to Our Industry

We will face certain risks arising from regulatory, legal, and economic factors that affect our business and the business of other pharmaceutical and biological product development companies. Because we are a small company with limited revenues and limited capital resources, we may be less able to bear the financial impact of these risks than larger companies that have substantial income and available capital.

If we do not receive FDA and other regulatory approvals we will not be permitted to sell our products

The cell-based products that we are developing cannot be sold until the FDA and corresponding foreign regulatory authorities approve the products for medical use. To date, long-term safety and efficacy has not been demonstrated in clinical trials for any of our product candidates. The need to obtain regulatory approval to market a new product means that:

•	we will have to conduct expensive and time consuming clinical trials of new products. The full cost of conducting and completing clinical trials necessary to obtain FDA and foreign regulatory approval of a new product cannot be presently determined, but could exceed our current financial resources.

•	clinical trials and the regulatory approval process for a cell-based product can take several years to complete. As a result, we will incur the expense and delay inherent in seeking FDA and foreign regulatory approval of new products, even if the results of clinical trials are favorable.

•	data obtained from preclinical and clinical studies is susceptible to varying interpretations that could delay, limit, or prevent regulatory agency approvals. Delays in the regulatory approval process or rejections of an application for approval of a new drug or cell-based product may be encountered as a result of changes in regulatory agency policy.

•	because the therapeutic products we plan to develop with hES and iPS technology involve the application of new technologies and approaches to medicine, the FDA or foreign regulatory agencies may subject those products to additional or more stringent review than drugs or biologicals derived from other technologies.

•	a product that is approved may be subject to restrictions on use.

•	the FDA can recall or withdraw approval of a product if problems arise.

•	we will face similar regulatory issues in foreign countries.

Clinical trial failures can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future product candidates

All of our product candidates are either at early stages of clinical development or at the preclinical or research stages of development. Clinical trial failures or delays can occur at any stage of the trials, and may be directly or indirectly caused by a variety of factors, including but not limited to:

•	delays in securing clinical investigators or trial sites for our clinical trials;

•	delays in obtaining Institutional Review Board and other regulatory approvals to commence a clinical trial;

•	slower than anticipated rates of patient recruitment and enrollment, or failing to reach the targeted number of patients due to competition for patients from other trials;

•	limited or no availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third party payors for the use of agents used in our clinical trials;

•	negative or inconclusive results from clinical trials;

•	unforeseen side effects interrupting, delaying, or halting clinical trials of our product candidates, and possibly resulting in the FDA or other regulatory authorities denying approval of our product candidates;

•	unforeseen safety issues;

•	uncertain dosing issues;

•	approval and introduction of new therapies or changes in standards of practice or regulatory guidance that render our clinical trial endpoints or the targeting of our proposed indications obsolete;

•	inability to monitor patients adequately during or after treatment or problems with investigator or patient compliance with the trial protocols;

•	inability to replicate in large controlled studies safety and efficacy data obtained from a limited number of patients in uncontrolled trials;

•	inability or unwillingness of medical investigators to follow our clinical protocols; and

•	unavailability of clinical trial supplies.

Government imposed bans or restrictions, and religious, moral and ethical concerns on the use of hES cells could prevent us from developing and successfully marketing stem cell products

•	Government imposed bans or restrictions on the use of embryos or hES cells research and development in the United States and abroad could generally constrain stem cell research, thereby limiting the market and demand for any of our products that receive regulatory approval. During March 2009, President Obama lifted certain restrictions on federal funding of research involving the use of hES cells, and in accordance with President Obama’s executive order, the National Institutes of Health has adopted new guidelines for determining the eligibility of hES cell lines for use in federally funded research. The central focus of the proposed guidelines is to assure that hES cells used in federally funded research were derived from human embryos that were created for reproductive purposes, were no longer needed for this purpose, and were voluntarily donated for research purposes with the informed written consent of the donors. hES cells that were derived from embryos created for research purposes rather than reproductive purposes, and other hES cells that were not derived in compliance with the guidelines, are not eligible for use in federally funded research.

•	California law requires that stem cell research be conducted under the oversight of a stem cell research oversight (SCRO) committee. Many kinds of stem cell research, including the derivation of new hES cell lines, may only be conducted in California with the prior written approval of the SCRO. A SCRO could prohibit or impose restrictions on the research we plan to do.

•	The use of hES cells gives rise to religious, moral and ethical issues regarding the appropriate means of obtaining the cells and the appropriate use and disposal of the cells. These considerations could lead to more restrictive government regulations or could generally constrain stem cell research thereby limiting the market and demand for any of our products that receive regulatory approval.

If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could limit opportunities for us to generate revenues by licensing our technology and selling products

•	Our success will depend in part on our ability to obtain and enforce patents and maintain trade secrets in the United States and in other countries. If we are unsuccessful in obtaining and enforcing patents, our competitors could use our technology and create products that compete with our products, without paying license fees or royalties to us.

•	The preparation, filing, and prosecution of patent applications can be costly and time consuming. Our limited financial resources may not permit us to pursue patent protection of all of our technology and products throughout the world.

•	Even if we are able to obtain issued patents covering our technology or products, we may have to incur substantial legal fees and other expenses to enforce our patent rights in order to protect our technology and products from infringing uses. We may not have the financial resources to finance the litigation required to preserve our patent and trade secret rights.

There is no certainty that our pending or future patent applications will result in the issuance of patents

•	We have acquired patent applications for technology that Geron developed, and we obtained licenses for a number of patent applications covering technology developed by others that we believe will be useful in producing new products, and which we believe may be of commercial interest to other companies that may be willing to sublicense the technology for fees or royalty payments. We may also file new patent applications in the future seeking patent protection for new technology or products that we develop ourselves or jointly with others. However, there is no assurance that any of the patent applications that we acquired or any licensed patent applications or any future patent applications that we may file in the United States or abroad will result in the issuance of patents.

•	In Europe, the European Patent Convention prohibits the granting of European patents for inventions that concern “uses of human embryos for industrial or commercial purposes.” The European Patent Office is presently interpreting this prohibition broadly, and is applying it to reject patent claims that pertain to human embryonic stem cells. However, this broad interpretation is being challenged through the European Patent Office appeals system. As a result, we do not yet know whether or to what extent we will be able to obtain patent protection for our human embryonic stem cell technologies in Europe.

•	The 2012 Supreme Court decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., will need to be considered if we attempt to develop diagnostic methods, since the Court denied patent protection for the use of a mathematical correlation of the presence of a well-known naturally occurring metabolite as a means of determining proper drug dosage. The claims in the contested patents that were the subject of the Supreme Court decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc. were directed to measuring the serum level of a drug metabolite and adjusting the dosing regimen of the drug based on the metabolite level. The Supreme Court said that a patent claim that merely claimed a correlation between the blood levels of a drug metabolite and the best dosage of the drug was not patentable subject matter because it did no more than recite a correlation that occurs in nature. Natural phenomena alone have been held by the courts to be unpatentable subject matter. Although we do not expect that the development of similar diagnostic products will be a significant part of our business, the holding in Mayo Collaborative Services v. Prometheus Laboratories, Inc. may limit our ability to obtain patent protection on diagnostic methods that merely recite a correlation between a naturally occurring event and a diagnostic outcome associated with that event.

The patent protection for our product candidates or products may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue

The patents for our product candidates have varying expiration dates. When these patents expire, we may be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. As a result, we may not be able to recover our development costs. In some of the larger economic territories, such as the United States and Europe, patent term extension/restoration may be available to compensate for time taken during aspects of the product candidate's regulatory review. We cannot, however, be certain that an extension will be granted or, if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other exclusivity for a product candidate under its own laws and regulations, we may not be able to qualify the product candidate or obtain the exclusive time period.

The process of applying for and obtaining patents can be expensive and slow

•	The preparation and filing of patent applications, and the maintenance of patents that are issued, may require substantial time and money.

•	A patent interference proceeding may be instituted with the U.S. Patent and Trademark Office (the “PTO”) when more than one person files a patent application covering the same technology, or if someone wishes to challenge the validity of an issued patent. At the completion of the interference proceeding, the PTO will determine which competing applicant is entitled to the patent, or whether an issued patent is valid. Patent interference proceedings are complex, highly contested legal proceedings, and the PTO’s decision is subject to appeal. This means that if an interference proceeding arises with respect to any of our patent applications, we may experience significant expenses and delay in obtaining a patent, and if the outcome of the proceeding is unfavorable to us, the patent could be issued to a competitor rather than to us.

•	A derivation proceeding may be instituted by the PTO or an inventor alleging that a patent or application was derived from the work of another inventor.

•	Post Grant Review under the new America Invents Act will make available opposition-like proceedings in the United States. As with the PTO interference proceedings, Post Grant Review proceedings will be very expensive to contest and can result in significant delays in obtaining patent protection or can result in a denial of a patent application.

•	Oppositions to the issuance of patents may be filed under European patent law and the patent laws of certain other countries. As with the PTO interference proceedings, these foreign proceedings can be very expensive to contest and can result in significant delays in obtaining a patent or can result in a denial of a patent application.

We may be subject to patent infringement claims that could be costly to defend, which may limit our ability to use disputed technologies, and which could prevent us from pursuing research and development or commercialization of some of our products, require us to pay licensing fees to have freedom to operate and/or result in monetary damages or other liability for us

The success of our business will depend significantly on our ability to operate without infringing patents and other proprietary rights of others. If the technology that we use infringes a patent held by others, we could be sued for monetary damages by the patent holder or its licensee, or we could be prevented from continuing research, development, and commercialization of products that rely on that technology, unless we are able to obtain a license to use the patent. The cost and availability of a license to a patent cannot be predicted, and the likelihood of obtaining a license at an acceptable cost would be lower if the patent holder or any of its licensees is using the patent to develop or market a product with which our product would compete. If we could not obtain a necessary license, we would need to develop or obtain rights to alternative technologies, which could prove costly and could cause delays in product development, or we could be forced to discontinue the development or marketing of any products that were developed using the technology covered by the patent.

Our patents may not protect any of our products that receive regulatory approval from competition

We have acquired patents and patent applications filed in the United States, Canada, the European Union countries, and in other foreign countries for a variety of hES and iPS technologies.

•	We might not be able to obtain any additional patents, and any patents that we do obtain might not be comprehensive enough to provide us with meaningful patent protection.

•	There will always be a risk that our competitors might be able to successfully challenge the validity or enforceability of any patent issued to us.

•	In addition to interference proceedings, the PTO can reexamine issued patents at the request of a third party seeking to have the patent invalidated. This means that patents owned or licensed by us may be subject to reexamination and may be lost if the outcome of the reexamination is unfavorable to us. Our patents may be subject to inter partes review (replacing the reexamination proceeding), a proceeding in which a third party can challenge the validity of one of our patents.

If we fail to meet our obligations under license agreements, we may lose our rights to key technologies on which our business depends

Our business will depend in part on several technologies that are based in part on technology licensed from third parties. Those third-party license agreements impose obligations on us, including payment obligations and obligations to pursue development of commercial products under the licensed patents or technology. If a licensor believes that we have failed to meet our obligations under a license agreement, the licensor could seek to limit or terminate our license rights, which could lead to costly and time-consuming litigation and, potentially, a loss of the licensed rights. During the period of any such litigation our ability to carry out the development and commercialization of potential products, and our ability to raise capital, could be significantly and negatively affected. If our license rights were restricted or ultimately lost, we would not be able to continue to use the licensed technology in our business.

The price and sale of any of our products that receive regulatory approval may be limited by health insurance coverage and government regulation

Success in selling any of our products that receive regulatory approval may depend in part on the extent to which health insurance companies, HMOs, and government health administration authorities such as Medicare and Medicaid will pay for the cost of the products and related treatment. Until we actually introduce a new product into the medical market place we will not know with certainty whether adequate health insurance, HMO, and government coverage will be available to permit the product to be sold at a price high enough for us to generate a profit. In some foreign countries, pricing or profitability of health care products is subject to government control which may result in low prices for our products. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.

Risks Related to Our Relationship with BioTime

We are a subsidiary of BioTime, and accordingly our business is substantially controlled by BioTime

BioTime owns approximately 71.6% of our issued and outstanding shares of common stock as a whole, and also holds warrants that, if exercised, would increase its ownership by approximately 2.2%. This means that BioTime will have the voting power, through its ownership of shares of our Series B Common Stock, to elect our entire Board of Directors and to control our management.

BioTime could cause corporate actions to be taken even if the interests of BioTime conflict with the interests of our other shareholders. This concentration of voting power could have the effect of deterring or preventing a change in control that might be beneficial to our other shareholders.

As the majority shareholder, BioTime will have the voting power to approve or disapprove any matter or corporate transaction presented to our shareholders for approval, including but not limited to:

•	any amendment of our certificate of incorporation or bylaws;

•	any merger or consolidation of us with another company;

•	any recapitalization or reorganization of our capital stock;

•	any sale of assets or purchase of assets; or

•	a corporate dissolution or a plan of liquidation of our business.

We will initially rely upon BioTime for certain services and resources

Although we have our own research facilities, scientific personnel, and some management personnel, we will initially rely on BioTime to provide certain management and administrative services, including patent prosecution, certain legal services, accounting, financial management, and controls over financial accounting and reporting. We have entered into a Shared Facilities and Services Agreement with BioTime under which we have agreed to bear costs allocated to us by BioTime for the use of BioTime human resources and for services and materials provided for our benefit by BioTime. We will pay BioTime 105% of its costs of providing personnel and services to us, and for any use of its facilities by us, including an allocation of general overhead based on that use. We may also share the services of some research personnel with BioTime.

If BioTime’s human resources and facilities are not sufficient to serve both BioTime’s needs and ours, we will have to hire additional personnel of our own, either on a full-time or part-time basis, as employees or as consultants, and the cost of doing so could be greater than the costs that would be allocated to us by BioTime. Also, any new personnel that we may need to hire may not be as familiar with our business or operations as BioTime’s personnel, which means that we would incur the expense and inefficiencies related to training new employees or consultants.

A majority of our directors are directors or officers of BioTime

Three of the six members of our Board of Directors are also directors of BioTime, three are officers of BioTime, and a fourth director is an employee of the investment manager of the largest shareholder of BioTime. Some of our directors also serve on the Boards of Directors of one or more of BioTime’s other subsidiaries. The relationship of our directors with BioTime means that we will not have a Board of Directors making business decisions on our behalf independent from BioTime. Even those of our directors who do not serve on the BioTime Board of Directors will be elected to our Board of Directors by BioTime, and they may be removed from our Board by BioTime, as the majority shareholder.

Conflicts of interest may arise from our relationship with BioTime

Our relationship with BioTime could give rise to certain conflicts of interest that could have an impact on our research and development programs, business opportunities, and operations generally.

•	We and BioTime or any of its other subsidiaries may determine to engage in research and development of the same or similar products or technologies, or products that would otherwise compete in the market place. Even if we utilize different technologies than BioTime or its other subsidiaries, we could find ourselves in competition with them for research scientists, financing and other resources, licensing, manufacturing, and distribution arrangements, and for customers if we and BioTime or another BioTime subsidiary both bring products to market.

•	Because we are a subsidiary of BioTime, BioTime could prevent us from engaging in research and development programs, investments, business ventures, or agreements to develop, license, or acquire products or technologies that would or might compete with those owned, licensed, or under development by BioTime or any of its other subsidiaries.

•	BioTime may determine that some of our patents or technology would be useful in its business or that of another BioTime subsidiary, and BioTime or another BioTime subsidiary may hold patents or technology that we may determine would be useful in our business. In such cases we may enter into license or sublicense agreements with BioTime or another BioTime subsidiary for the use of such patents or technology. Conflicts of interest will arise in determining the scope and financial terms of any such licenses or sublicenses, including the fields of use permitted, licensing fees, and royalties, if any, and other matters.

•	BioTime and its other subsidiaries will engage for their own accounts in research and product development programs, investments, and business ventures, and we will not be entitled to participate or to receive an interest in those programs, investments, or business ventures. BioTime and its other subsidiaries will not be obligated to present any particular research and development, investment, or business opportunity to us, even if the opportunity would be within the scope of our research and development plans or programs, business objectives, or investment policies. These opportunities may include, for example, opportunities to acquire businesses or assets, including but not limited to patents and other intellectual property that could be used by us or by BioTime or by any of BioTime’s other subsidiaries. Our respective boards of directors will have to determine which company should pursue those opportunities, taking into account relevant facts and circumstances at the time, such as the financial and other resources of the companies available to acquire and utilize the opportunity, and the best “fit” between the opportunity and the business and research and development programs of the companies. However, since BioTime will have the ultimate power to elect the members of our Board of Directors, BioTime may have the ultimate say in decision making with respect to the allocation of opportunities.

•	If we enter into any patent or technology license or sublicense, or any other agreement with BioTime or with another BioTime subsidiary, the BioTime companies that are parties to the agreement may have a conflict of interest in determining how and when they should enforce their rights under the agreement if the other BioTime company that is a party were to default or otherwise fail to perform any of its obligations under the agreement.

•	One of our significant assets is 8,902,077 BioTime common shares that acquired from BioTime through the Asset Contribution Agreement. We expect to sell the BioTime common shares from time to time, or to pledge those shares as collateral for loans, to raise capital to finance our operations. Because a sale of those shares could have a depressing effect on the market value of BioTime common shares, BioTime will have a continuing interest in the number of shares we sell, the prices at which we sell the shares, and time and manner in which the shares are sold. Further, we may need or find it desirable to sell BioTime common shares at the same time as BioTime, or other BioTime subsidiaries that hold BioTime common shares, also desire to sell some of their BioTime common shares. Concurrent sales of BioTime common shares by us, BioTime, or other BioTime subsidiaries could have a depressing effect on the market price of the BioTime common shares, lowering the price at which we and they are able to sell BioTime common shares and resulting in lower net proceeds from the sales. We plan to coordinate any future sales of our BioTime common shares with BioTime and its other subsidiaries in order to provide an orderly and controlled process for raising capital through the sale of BioTime shares. This will include an agreement as to the number of shares to be sold, the time period or “market window” for selling shares, the use of a common securities broker-dealer, and a fair allocation of net sales based on average sales prices during any trading day on which we and they sell BioTime shares.

•	Each conflict of interest will be resolved by our respective boards of directors in keeping with their fiduciary duties and such policies as they may implement from time to time. However, the terms and conditions of patent and technology licenses and other agreements between us and BioTime or other BioTime subsidiaries will not be negotiated on an arm’s-length basis due to BioTime’s ownership of a controlling interest in us and due to the commonality of directors serving on our respective boards of directors.

Risks Related to Our Dependence on Third Parties

If we fail to enter into and maintain successful strategic alliances for our therapeutic product candidates, we may have to reduce or delay our product development or increase our expenditures

An important element of our strategy for developing, manufacturing and commercializing our therapeutic product candidates will be entering into strategic alliances with pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity. We will face significant competition in seeking appropriate alliances. We may not be able to negotiate alliances on acceptable terms, if at all. If we fail to create and maintain suitable alliances, we may have to limit the size or scope of, or delay, one or more of our product development or research programs, or we will have to increase our expenditures and will need to obtain additional funding, which may be unavailable or available only on unfavorable terms.

If we are able to enter into product development and marketing arrangements with pharmaceutical companies, we may license product development, manufacturing, and marketing rights to the pharmaceutical company or to a joint venture company formed with the pharmaceutical company. Under such arrangements we might receive only a royalty on sales of the products developed or an equity interest in a joint venture company that develops the product. As a result, our revenues from the sale of those products may be substantially less than the amount of revenues and gross profits that we might receive if we were to develop, manufacture, and market the products ourselves.

We may become dependent on possible future collaborations to develop and commercialize many of our product candidates and to provide the manufacturing, regulatory compliance, sales, marketing and distribution capabilities required for the success of our business

We may enter into various kinds of collaborative research and development, manufacturing, and product marketing agreements to develop and commercialize our products. Any future milestone payments and cost reimbursements from collaboration agreements could provide an important source of financing for our research and development programs, thereby facilitating the application of our technology to the development and commercialization of our products, but there are risks associated with entering into collaboration arrangements.

There is a risk that we could become dependent upon one or more collaborative arrangements for product development or manufacturing or as a source of revenues from the sale of any products that may be developed by us alone or through one of the collaborative arrangements. A collaborative arrangement upon which we might depend might be terminated by our collaboration partner or they might determine not to actively pursue the development or commercialization of our products. A collaboration partner also may not be precluded from independently pursuing competing products and drug delivery approaches or technologies.

There is a risk that a collaboration partner might fail to perform its obligations under the collaborative arrangements or may be slow in performing its obligations. In addition, a collaboration partner may experience financial difficulties at any time that could prevent it from having available funds to contribute to the collaboration. If a collaboration partner fails to conduct its product development, manufacturing, commercialization, regulatory compliance, sales and marketing or distribution activities successfully and in a timely manner, or if it terminates or materially modifies its agreements with us, the development and commercialization of one or more product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue product development, manufacturing, and commercialization on our own.

We have no experience in manufacturing, marketing, selling or distributing products, and we may need to rely on marketing partners or contract sales companies if any of our product candidates receive regulatory approval
Even if we are able to develop our products and obtain necessary regulatory approvals, we have no experience or capabilities of our own in manufacturing, marketing, selling or distributing any of the products that we plan to develop. Accordingly, we will be dependent on our ability to build our own manufacturing, marketing, and distribution capability for our products, which would require the investment of significant financial and management resources, or we will need to find third parties to manufacture our products, and collaborative marketing partners or contract sales companies for commercial sale of those products. Even if we find one or more potential third party manufacturers and marketing partners, of which there can be no assurance, we may not be able to negotiate manufacturing, licensing, or marketing contracts on favorable terms to justify our investment or achieve adequate revenues and margins.

Risks Pertaining to Our Common Stock

Ownership of our common stock will entail certain risks associated with the volatility of prices for our shares and the fact that we do not pay dividends on our common stock.

There is no public market for our Series A Shares

There presently is no public market for Series A Shares or our any of our other securities, including our Series B Shares and our warrants. We plan to arrange for the trading of our Series A Shares on the OTC Bulletin Board upon completion of the Series A Distribution. Series A Shares may also trade on the OTC Bulletin Board on a “when distributed” or “when issued” basis prior to the completion of the Series A Distribution. Trading on the OTC Bulletin Board may provide less liquidity than trading on a national securities exchange such as the NYSE MKT or the Nasdaq Stock Market. Accordingly, there can be no assurance that an active market for our Series A Shares will develop or, if a market does develop, that it will be sustained.

Because we are engaged in the development of stem cell therapeutic products, the price of our common stock may rise and fall rapidly if a market for our common stock develops

The market price of our common stock, including both Series A Shares and Series B Shares, like that of the shares of many biotechnology companies, may be highly volatile. The price of our common stock may rise or fall rapidly as a result of a number of factors, including:

•	sales or potential sales of substantial amounts of our common stock, whether Series A Shares or Series B Shares;

•	results of preclinical testing or clinical trials of our product candidates or those of our competitors;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals, new product introductions and commercial results;

•	the cost of our development programs;

•	the success of competitive products or technologies;

•	litigation and other developments relating to our issued patents or patent applications or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us, including the failure of our earnings to meet analysts’ expectations; and

•	general economic, industry and market conditions.

Many of these factors are beyond our control. The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have been experiencing extreme price and volume fluctuations which have affected the market price of the equity securities without regard to the operating performance of the issuing companies. Broad market fluctuations, as well as industry factors and general economic and political conditions, may adversely affect the market price of our common stock.

If a market for our common stock develops, the market price could decline due to the large number of outstanding shares of our common stock eligible for future sale

Sales of substantial amounts of our common stock in the public market following the Series A Distribution, or the perception that those sales could occur, could cause the market price of our common stock to decline. Sales of substantial amounts of common stock could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

The 6,537,779 Series A Shares that will be distributed to Geron’s stockholders in the Series A Distribution will be tradable without restriction. We have agreed to register for sale under the Securities Act, the 2,136,000 Series B Shares that we sold to Romulus, and up to 350,000 additional Series B Shares that Romulus may acquire by exercising its warrants, and the Series A Shares into which those Series B Shares may be converted in the future. We have agreed to file a registration statement covering the shares and warrants held by Romulus promptly after the date on which we become eligible to register those securities on Form S-3. Under the rules for the use of Form S-3, the earliest date on which we will become eligible to register securities in a secondary offering on Form S-3 will be September 27, 2014.

We have not registered for sale or transfer under the Securities Act any of the 21,823,340 Series B Shares or 3,150,000 warrants that BioTime owns, or the Series B Shares that it may receive if it exercises its warrants. However, BioTime reserves the right to sell its Series B Shares, or Series A Shares into which its Series B Shares may be converted, and warrants in the future or to distribute them to its shareholders.

Because we do not pay dividends, our common stock may not be a suitable investment for anyone who needs to earn dividend income

We do not pay cash dividends on our common stock. For the foreseeable future we anticipate that any earnings generated in our business will be used to finance the growth of our business and will not be paid out as dividends to our shareholders. This means that our common stock may not be a suitable investment for anyone who needs to earn income from their investments.

The price of our common stock, and the value of our assets, will be affected by changes in the value of the BioTime common shares that we own

We received 8,902,077 BioTime common shares under the Asset Contribution Agreement. The value of our common stock, including the Series A Shares, will reflect, in part, the value of the BioTime common shares that we hold. The value of the BioTime common shares we hold will vary with the price at which BioTime common shares trade in the public market.  The market price of BioTime common shares will be impacted by a number of factors, including the results of BioTime’s operations.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on the market price of our stock

If a market for any series of our common stock develops, the trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about our business and our common stock. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of those shares. If securities analysts do cover our common stocks, they could issue reports or recommendations that are unfavorable to the price of our shares, and they could downgrade a previously favorable report or recommendation, and in either case our share price could decline as a result of the report. If one or more of these analysts ceases to cover our common stock or fails to publish regular reports on our business, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

You may experience dilution of your ownership interests because of the future issuance of additional shares of our common stock and our preferred stock

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present shareholders. We are currently authorized to issue an aggregate of 150,000,000 shares of common stock, consisting of 75,000,000 Series A Shares and 75,000,000 Series B Shares. We are also authorized to issue 5,000,000 shares of “blank check” preferred stock. As of March 1, 2014, we had issued and outstanding 6,537,779 Series A Shares and 23,961,040 Series B Shares. We have also reserved 3,500,000 Series B Shares for issuance upon the exercise of the warrants, and 4,500,000 Series B Shares for issuance under a stock option and stock purchase plan. The Series B Shares will be convertible into Series A Shares after the completion of the Series A Distribution and the BioTime Warrants Distribution.

We may issue additional Series A Shares, Series B Shares, or other securities in order to raise additional capital, or in connection with hiring or retaining employees or consultants, or in connection with future acquisitions of licenses to technology or rights to acquire products, in connection with future business acquisitions, or for other business purposes. The future issuance of any such additional shares of common stock or other securities may create downward pressure on the trading price of our common stock.

We may also issue 5,000,000 shares of preferred stock having rights, preferences, and privileges senior to the rights of our common stock with respect to dividends, rights to share in distributions of our assets if we liquidate our company, or voting rights. Any preferred stock may also be convertible into Series A Shares or Series B Shares on terms that would be dilutive to holders of common stock.

Sales of certain Series A Shares may have a temporary impact on the market price of our common stock

Subject to certain limitations, Geron has agreed to distribute to its stockholders, on a pro rata basis, the Series A Shares it received from us in exchange for its stem cell assets. Under the Asset Contribution Agreement, fractional shares will not be distributed and instead will be aggregated and sold and the proceeds of the sale will be distributed ratably to Geron stockholders who would otherwise be entitled to receive fractional shares. Also, in lieu of distributing the Series A Shares in the Excluded Jurisdictions, the Series A Shares otherwise issuable to Geron stockholders residing there will be sold for cash and the net cash proceeds will be distributed ratably to them. The sale of those Series A Shares could have a temporary depressing effect on the price at which Series A Shares trade in the market.

Unless our Series A Shares are approved for listing on a national securities exchange they will be subject to the so-called “penny stock” rules that impose restrictive sales practice requirements

If we are unable to obtain approval from a national securities exchange to list our Series A Shares, those shares could become subject to the so-called “penny stock” rules if the shares have a market value of less than $5.00 per share. The SEC has adopted regulations that define a penny stock to include any stock that has a market price of less than $5.00 per share, subject to certain exceptions, including an exception for stock traded on a national securities exchange. The SEC regulations impose restrictive sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor generally is a person whose individual annual income exceeded $200,000, or whose joint annual income with a spouse exceeded $300,000 during the past two years and who expects their annual income to exceed the applicable level during the current year, or a person with net worth in excess of $1,000,000, not including the value of the investor’s principal residence and excluding mortgage debt secured by the investor’s principal residence up to the estimated fair market value of the home, except that any mortgage debt incurred by the investor within 60 days prior to the date of the transaction shall not be excluded from the determination of the investor’s net worth unless the mortgage debt was incurred to acquire the residence. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. This means that if we are unable to list our Series A Shares on a national securities exchange, the ability of shareholders to sell their common shares in the secondary market could be adversely affected.

If a transaction involving a penny stock is not exempt from the SEC’s rule, a broker-dealer must deliver a disclosure schedule relating to the penny stock market to each investor prior to a transaction. The broker-dealer also must disclose the commissions payable to both the broker-dealer and its registered representative, current quotations for the penny stock, and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the customer’s account and information on the limited market in penny stocks.

We are an "emerging growth company," and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors

We are an “emerging growth company,” as defined in the JOBS Act, and we may to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) December 31, 2018; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We will incur costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives

As a public reporting company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will entail significant legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept low policy limits and coverage.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including, an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Although, as a subsidiary of BioTime, we have already implemented certain procedures intended to comply with Section 404, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor, when required, our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

MARKET FOR OUR COMMON EQUITY

We plan to arrange for the trading of the Series A Shares on the OTC Bulletin Board. If trading in the Series A Shares on the OTC Bulletin Board establishes a sustained market price at or above the minimum price required for listing on a national securities exchange, we intend to apply for a listing of the Series A Shares on a national exchange if we can also meet the other initial listing criteria of a national exchange.

Prior to the Series A Distribution, there has been no public market for our Series A Shares or any of our other securities, including our Series B Shares. There can be no assurance that an active market for our Series A Shares will develop or, if a market does develop, that it will be sustained.

DIVIDEND POLICY

We have never declared any cash dividends with respect to either series of our common stock. For the foreseeable future we anticipate that any earnings generated in our business will be used to finance the growth of our business and will not be paid out as dividends to our shareholders.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2014 and December 31, 2013. You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Securities” and our financial statements and related notes included elsewhere in this prospectus.

	March 31, 2014 (Unaudited)	December 31, 2013
	Actual	Actual

Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; 5,000,000 shares authorized, as adjusted; none issued or outstanding	$—	—
Common stock, $0.0001 par value, authorized 75,000,000 shares Series A, $0.0001 par value; 6,537,779 Series A common stock and 23,961,040 Series B common stock issued and outstanding at March 31, 2014 and December 31, 2013	3,050	3,050
Additional paid-in capital	80,109,432	79,850,758
Accumulated comprehensive loss on available-for-sale investments	(5,696,979)	(2,934,686)
Deficit accumulated during the development stage	(25,425,386)	(23,138,637)
Total stockholders’ equity (deficit)	$(48,990,117)	(53,780,485)

Total capitalization	$(48,990,117)	(53,780,485)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide information necessary to understand our unaudited interim financial statements for the three months ended March 31, 2014 and 2013 and for the period from September 24, 2012 (our date of inception) to March 31, 2014, and our audited financial statements for the year ended December 31, 2013 and for the period from September 24, 2012 (our date of inception) to December 31, 2012, and highlight certain other information which, in the opinion of management, will enhance a reader's understanding of our financial condition, changes in financial condition and results of operations. In particular, the discussion is intended to provide an analysis of significant trends and material changes in our financial position and the operating results of our business during the quarter ended March 31, 2014 as compared to the quarter ended March 31, 2013 and during the year ended December 3,1 2013 as compared to the period from September 24, 2012 (our date of inception) to December 31, 2012. This discussion should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These historical financial statements may not be indicative of our future performance. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risks described throughout this prospectus, particularly in "Risk Factors."

Overview

We are a biotechnology company focused on the emerging field of regenerative medicine. Our core technologies center on stem cells capable of becoming all of the cell types in the human body, a property called pluripotency. We plan to develop therapies based on pluripotent stem cells to treat diseases or injuries in a variety of medical fields, with an initial focus on the therapeutic areas of neurology and oncology, with potential future product candidates in the fields of cardiology and orthopedics.

“Regenerative medicine” refers to an emerging field of therapeutic product development that may allow all human cell and tissue types to be manufactured on an industrial scale. This new technology is made possible by the isolation of human embryonic stem (“hES”) cells, and by the development of induced pluripotent stem (“iPS”) cells which are created from regular cells of the human body using technology that allows adult cells to be “reprogrammed” into cells with pluripotency much like hES cells. Pluripotent hES and iPS cells have the unique property of being able to branch out into each and every kind of cell in the human body, including the cell types that make up the brain, the blood, the heart, the lungs, the liver, and other tissues. Unlike adult-derived stem cells that have limited potential to become different cell types, pluripotent stem cells may have vast potential to supply an array of new regenerative therapeutic products, especially those targeting the large and growing markets associated with age-related degenerative disease. Unlike pharmaceuticals that require a molecular target, therapeutic strategies in regenerative medicine are generally aimed at regenerating affected cells and tissues, and therefore may have broader applicability. We believe that regenerative medicine represents a revolution in the field of biotechnology with the promise of providing therapies for diseases previously considered incurable.

On October 1, 2013, we completed the acquisition of certain assets from Geron that had been used in Geron’s hES cell research and development programs. We also acquired certain assets from our parent corporation, BioTime. The Asset Contribution was completed under the terms of the Asset Contribution Agreement.

The assets we acquired from Geron include:

•	certain patents and patent applications and all related active prosecution cases, trade secrets, know-how and certain other intellectual property rights, and all of Geron’s goodwill with respect to the technology of Geron directly related to the research, development and commercialization of certain products and know-how related to hES cells;

•	certain biological materials and reagents (including master and working cell banks, original and seed banks, and research, pilot and good manufacturing practices (cGMP) grade lots and finished product);

•	certain laboratory equipment;

•	certain contracts;

•	certain books, records, lab notebooks, clinical trial documentation, files and data;

•	certain regulatory filings for the Clinical Trials for the following product candidates:

o	GRNOPC1 for spinal cord injury, including the investigational new drug applications filed with the FDA for Geron’s Phase I safety study of oligodendrocyte progenitor (GRNOPC1) cells in patients with neurologically complete, subacute spinal cord injury, and long term follow up of subjects who received GRNOPC1, and

o	VAC1 for acute myelogenous leukemia (AML), including a Phase I/II study of active immunotherapy with GRNVAC1, autologous mature dendritic cells transfected with mRNA encoding human telomerase reverse transcriptase (hTERT), in patients with AML in complete remission; and

•	certain abandoned or inactive patents and abandoned or inactive patent applications.

We assumed the obligations and liabilities of Geron and its affiliates relating to the assets we acquired from them and attributable to periods, events or circumstances after the date of the acquisition, and the obligations of Geron and its affiliates to be performed under the contracts that Geron assigned to us.  We also assumed certain patent interference proceedings, which have since been settled, and liabilities arising from the Clinical Trials.

The assets we acquired from BioTime include:

•	a quantity of five human hES cell lines produced by BioTime’s subsidiary ESI under cGMP sufficient to generate master cell banks, and non-exclusive, world-wide, royalty-free licenses to use those cell lines and certain patents pertaining to stem cell differentiation technology for any and all uses;

•	8,902,077 BioTime common shares;

•	8,000,000 BioTime Warrants;

•	forgiveness of a loan in the amount of $5,000,000;

•	10% of the shares of common stock OrthoCyte issued and outstanding as of January 4, 2013; and

•	6% of the ordinary shares of BioTime’s subsidiary Cell Cure Neurosciences issued and outstanding as of January 4, 2013.

Critical Accounting Policies

Development Stage Company – We comply with the reporting requirements of ASC 915, “Development Stage Entities.”

Revenue recognition – We comply with SEC Staff Accounting Bulletin guidance on revenue recognition. Royalty revenues consist of royalty payments on sales of products under a license agreement. We recognize revenue in the quarter in which the royalty reports are received rather than the quarter in which the sales took place. When we are entitled to receive up-front nonrefundable licensing or similar fees pursuant to agreements under which we have no continuing performance obligations, the fees are recognized as revenues when collection is reasonably assured. When we receive up-front nonrefundable licensing or similar fees pursuant to agreements under which we do have continuing performance obligations, the fees are deferred and amortized ratably over the performance period. If the performance period cannot be reasonably estimated, we amortize nonrefundable fees over the life of the contract until such time that the performance period can be more reasonably estimated. Milestone payments, if any, related to scientific or technical achievements are recognized in income when the milestone is accomplished if (a) substantive effort was required to achieve the milestone, (b) the amount of the milestone payment appears reasonably commensurate with the effort expended, and (c) collection of the payment is reasonably assured.

Patent costs – Costs associated with obtaining patents on products or technology developed are expensed as general and administrative expenses when incurred. This accounting is in compliance with guidance promulgated by the Financial Accounting Standards Board (“FASB”) regarding goodwill and other intangible assets.

Intangible assets – Intangible assets with finite useful lives are amortized over estimated useful lives and intangible assets with indefinite lives are not amortized but rather are tested at least annually for impairment. Acquired in-process research and development intangible assets are accounted depending on whether they were acquired as part of an acquisition of a business, or assets that do not constitute a business. When acquired in conjunction with acquisition of a business, these assets are considered to be indefinite-lived until the completion or abandonment of the associated research and development efforts and are capitalized as an asset. If and when development is complete, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time. However, when acquired in conjunction with an acquisition of assets that do not constitute a business (such as our acquisition of assets from Geron), in accordance with the accounting rules in ASC 805-50, such intangible assets related to IPR&D are expensed upon acquisition.

Impairment of long-lived assets – Our long-lived assets, including tangible assets, will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, we will evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment will be recognized and measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

Warrants to purchase common stock – Asterias generally accounts for warrants issued in connection with equity financings as a component of equity. None of the warrants issued by Asterias as of December 31, 2013 or March 31, 2014 include a conditional obligation to issue a variable number of shares; nor was there a deemed possibility that Asterias may need to settle the warrants in cash. If Asterias were to issue warrants with a conditional obligation to issue a variable number of shares or with the deemed possibility of a cash settlement, Asterias would record the fair value of the warrants as a liability at each balance sheet date and would record changes in fair value in other income and expense in the statements of operations.

Reclassification – Certain prior year amounts in the statement of cash flows have been reclassified to conform to the current year presentation.

Research and development – Research and development costs are expensed when incurred, and consist principally of salaries, payroll taxes, consulting fees, research and laboratory fees, rent of office, research and laboratory facilities, and fees paid to acquire patents or licenses.

Income taxes – In 2014, Asterias will file its own tax return. Prior to the period ended December 31, 2013, Asterias’ operations were included in BioTime’s consolidated U.S. federal and certain state income tax returns. The provision for income taxes were previously determined as if Asterias had filed separate tax returns for the periods presented. Accordingly, the effective tax rate of Asterias in periods subsequent to December 31, 2013 could vary from its historical effective tax rates depending on the future legal structure of Asterias and related tax elections. The historical deferred tax assets, including the operating losses and credit carryforwards generated by Asterias, will remain with BioTime. Asterias accounts for income taxes in accordance with the accounting principles generally accepted in the United States, which prescribe the use of the asset and liability method, whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. The guidance also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not sustainable upon examination by taxing authorities. Generally, Asterias is subject to income tax exemptions by major taxing authorities for all years since inception. Asterias will recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of March 31, 2014 and December 31, 2013. Management is currently unaware of any tax issues under review.

A deferred income tax benefit of approximately $1,349,000 was recorded for the three months ended March 31, 2014, of which approximately $1,151,000 was related to federal and $198,000 was related to state taxes. A deferred income tax benefit of approximately $3,280,000 was recorded for the year ended December 31, 2013, of which approximately $2,800,000 was related to federal and $480,000 was related to state taxes. No tax benefit had been recorded through September 30, 2013 because of the net operating losses incurred and a full valuation allowance had been provided.

Stock-based compensation – Asterias adopted accounting standards governing share-based payments, which require the measurement and recognition of compensation expense for all share-based payment awards made to directors and employees, including employee stock options, based on estimated fair values. Consistent with those guidelines, Asterias utilizes the Black-Scholes-Merton option pricing model. Asterias' determination of fair value of share-based payment awards on the date of grant using that option-pricing model is affected by Asterias' stock price as well as by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, Asterias' expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant.

Fair value of financial instruments – ASC 820, Fair Value Measurements, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

ASC 820 requires that the valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 establishes a three tier value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

•	Level 1 – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

•	Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period until they mature or are required to be settled, except for the investment in BioTime shares, and BioTime Warrants and related obligation to distribute the BioTime Warrants, which are carried at fair value based on Level 1 inputs.

Comprehensive income/loss – ASC 220, Comprehensive Income, requires that an entity’s change in equity or net assets during a period from transactions and other events from non-owner sources be reported.

Loss per share – Basic net loss per share is computed by dividing net loss attributable to Asterias by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the weighted-average number of shares of common stock outstanding plus the potential effect of dilutive securities or contracts which are convertible to common stock, such as options and warrants (using the treasury stock method) and shares issuable in future periods, except in cases where the effect would be anti-dilutive.

Results of Operations

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Our activities through March 31, 2014 primarily related to the preparation for the start of our planned research and development operations following the Asset Contribution which consummated on October 1, 2013. Certain other expenses are primarily attributed to rent and utilities and general overhead expenses.

Research and development expenses – Research and development expenses increased to $2,599,146 for the three months ended March 31, 2014, from $193,444 for the three months ended March 31, 2013. The increase is the result of the ramp-up of our operations following our acquisition of stem cell assets from Geron and BioTime through the Asset Contribution, the hiring of additional management and scientific personnel, certain executives and other employees who had been employed on a part-time basis during the first quarter of 2013 becoming employed by us on a full-time basis, and the incurrence of patent and related litigation costs. The increase in research and development expenses during the three months ended March 31, 2014 is attributable to an increase of $788,510 in employee compensation and related costs, including stock based compensation, allocated to research and development expenses, an increase of $725,425 of amortization of the value of Geron’s stem cell assets acquired under the Asset Contribution, an increase of $22,132 in rent and facilities maintenance related expenses allocated to research and development expenses, an increase of $171,227 in laboratory expenses and supplies, an increase of $105,127 in depreciation expenses allocated to research and development expenses, an increase of $235,875 in license and patent fees and patent related litigation fees related primarily to certain patent interference proceedings that we assumed from Geron, an increase of $176,858 in outside research and service fees, and an increase of $78,956 in scientific consulting expenses. Research and development expenses were incurred in setting up our research and product development facility and equipment, planning the initiation of our initial product development programs, including the next phase of clinical trials for our OPC1 and initial clinical trials for our VAC2 product candidates, evaluating other technology that may be available for in-licensing or acquisition, preparing applications for research grants, and initiating discussions with third parties for the manufacture or co-development of product candidates.

General and administrative expenses – General and administrative expenses increased to $1,094,474 for the three months ended March 31, 2014 from $622,036 for the three months ended March 31, 2013. The increase is the result of the ramp-up of our operations following our acquisition of stem cell assets from Geron and BioTime through the Asset Contribution, the hiring of additional management and administrative personnel, and certain executives and other employees who had been employed on a part-time basis during the first quarter of 2013 becoming employed by us on a full-time basis. The increase general and administrative expenses during the three months ended March 31, 2014 is attributable to an increase $412,240 in employee compensation, including stock-based compensation, and related costs allocated to general and administrative expenses, an increase of $49,796 in accounting and tax services, an increase of $55,411 in rent and facilities maintenance related expenses allocated to general and administrative expenses, and an increase of $103,000 in state franchise taxes. These increases were offset in part by a decrease of $254,722 in legal fees.  Significant legal fees incurred in 2013 were generally incurred in connection with the registration of the Series A Shares under the Securities Act of 1933, as amended (the “Securities Act”), and the registration or application for exemptions from registration of those shares under the securities laws of certain states and other jurisdictions, and other matters related to the Asset Contribution Agreement.

Income Taxes

A deferred income tax benefit of approximately $1,349,000 was recorded for the three months ended March 31, 2014, of which approximately $1,151,000 was related to federal and $198,000 was related to state taxes. A deferred income tax benefit of approximately $3,280,000 was recorded for the year ended December 31, 2013, of which approximately $2,800,000 was related to federal and $480,000 was related to state taxes. No tax benefit had been recorded through September 30, 2013 because of the net operating losses incurred and a full valuation allowance had been provided.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our activities through December 31, 2013 primarily related to our formation, the execution of the Asset Contribution Agreement, and preparation for the start of our planned research and development operations following the Asset Contribution. Certain other expenses are primarily attributed to rent and utilities and general overhead expenses.

Research and development expenses recognized during the year ended December 31, 2013 and for the period from September 24, 2012 (inception) to December 31, 2012 amounted to $4,319,494 and $0, respectively. In addition, during 2013 we recognized $17,458,766 of IPR&D in connection with the consummation of our acquisition of assets from Geron. IPR&D represents the value allocated by management to incomplete research and development projects which we acquired from Geron and intend to continue. That value was expensed under applicable accounting rules rather than capitalized for future amortization because the acquisition was accounted for an acquisition of assets rather than an acquisition of a business. See Notes 2 and 3 to the Financial Statements. The increase in research and development expenses, other than IPR&D, during 2013 are primarily comprised of $725,425 of amortization of intangible assets acquired upon consummation of the Asset Contribution on October 1, 2013, $1,416,415 of salaries, and payroll related expenses allocated to research and development expenses, $194,578 in employee stock-based compensation allocated to research and development expenses, $518,509 of rent and facilities maintenance related expenses allocated to research and development expenses, $363,964 of patent related legal fees and patent maintenance costs, $250,877 of scientific consulting expenses, $81,917 of travel, lodging and meals allocated to research and development expenses, $75,430 in outside research and services allocated to research and development expenses, $453,741 of laboratory expense and supplies expenses, and $183,525 of depreciation expenses allocated to research and development expenses. Research and development expenses, other than IPR&D, were incurred in setting up our research and product development facility and equipment, planning the initiation of our initial product development programs, licensing patents and stem cell lines from WARF, evaluating other technology that may be available for in-licensing or acquisition, preparing applications for research grants, and initiating discussions with third parties for the manufacture or co-development of product candidates.

General and administrative expenses recognized during the year ended December 31, 2013 and for the period from September 24, 2012 (inception) to December 31, 2012 amounted to $3,883,185 and $758,563, respectively and are primarily comprised of $1,018,428 and $27,022, respectively in salaries and payroll related expenses allocated to general and administrative expenses, $527,213 and $0, respective in employee stock-based compensation allocated to general and administrative expenses, $1,221,051 and $727,123 in legal and accounting fees incurred in connection with the registration of the Series A Shares under the Securities Act of 1933, as amended, and the registration or application for exemptions from registration of those shares under the securities laws of certain states and other jurisdictions, matters related to the Asset Contribution Agreement, quarterly reviews and annual audit procedures, $299,063 and $0, respectively in rent and facilities maintenance related expenses allocated to general and administrative expenses, $238,004 and $0, respectively in director cash and stock-based compensation expense, $187,453 and $0, respectively in general office expenses, $96,276 and $120 of investor and public relations expenses, stock listing and subscription fees and securities exchange commission filing related fees, and $132,209 and $1,736, respectively of travel, lodging and meals allocated to general and administrative expenses, and $39,619 and $0, respectively of depreciation expenses allocated to general and administrative expenses.

Capital Transactions

On September 24, 2012, we sold 50,000 Series B Shares to BioTime for $50,000 in cash. We also sold 1,700 Series B Shares to an officer in exchange for 1,000 shares of a publicly traded company with a market value of $1,740 at the time of investment. The value of these shares increased to $4,740 and declined to $1,410 at December 31, 2013 and at December 31, 2012, respectively.

On October 1, 2013, we completed the Asset Contribution pursuant to the Asset Contribution Agreement. In exchange for certain assets received, we issued 6,537,779 Series A Shares to Geron, and 21,773,340 Series B Shares and warrants to purchase 3,150,000 Series B Shares to BioTime. We concurrently issued 2,136,000 Series B Shares and warrants to purchase 350,000 additional Series B Shares to Romulus for $5,000,000 in cash under a Stock and Warrant Purchase Agreement. See Note 2 and Note 8 to Financial Statements.

As a result of the consummation of the Asset Contribution, BioTime owns 71.6% of our outstanding common stock, Geron owns approximately 21.4% of the our outstanding common stock, and Romulus owns approximately 7.0%, of our outstanding common stock. The warrants to purchase shares of our Series B common stock that BioTime and Romulus received will enable BioTime and Romulus to increase their collective ownership in us by 2.2%, which would reduce the Geron’s ownership in us to 19.2%.

Liquidity and Capital Resources

At March 31, 2014, we had $325,771 of cash and cash equivalents on hand and we held 8,902,077 BioTime common shares, with a market value of approximately $29,287,833 on that date. We will raise capital from time to time through the sale of the BioTime common shares. We may sell our BioTime common shares, from time to time, by any method that is deemed to be an “at-the-market” equity offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the NYSE MKT or any other existing trading market for the common shares in the U.S. or to or through a market maker, at prices related to the prevailing market price, or in privately negotiated transactions or through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or through one more of the foregoing transactions. We expect to sell the BioTime common shares through Cantor Fitzgerald & Co. or such other broker-dealer as BioTime may designate.

We will bear all broker-dealer commissions payable in connection with the sale of the BioTime common shares. Broker-dealers may receive commissions or discounts from us (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

In April 2014, Michael D. West, who was our Vice President of Technology Integration and is Chief Executive Officer of BioTime and a member of both BioTime’s and our Board of Directors, replaced Thomas Okarma as our President and Chief Executive Officer. In addition, Richard LeBuhn, Judith Segall, and Robert W. Peabody, who is both Asterias’ and BioTime’s Chief Financial Officer, were appointed to our Board of Directors and two other directors left our Board.

Dr. West and Mr. Peabody are working with our current management and our Board of Directors to better align our expenditures with available capital resources, and will continue to explore synergistic opportunities at Asterias and BioTime that may advance product development in a cost effective manner. For example, insight that BioTime has gained from its PureStem® technology might help us improve the purity and efficiency of production of the hES derived progenitor cells that we may use in some of our product development programs. We are continuing to evaluate the opportunities for our stem cell assets in order to select the best paths for the advancement of our key product programs, including paths that can be followed with our current financial assets and those that would be open if we obtain the funding we are seeking in the form of research grants, cooperative development arrangements, and new equity capital.

We expect that as a result of this review of our programs there will be a more focused allocation of capital to programs that receive third party funding or other support, and a reduced level of current expenditures on other programs. If third party funding or support is not received, we would expect to concentrate our resources on those product development programs that provide the best opportunity for near-term progress.

We have outstanding warrants to purchase 3,500,000 of our Series B Shares at an exercise price of $5 per share that will expire on October 1, 2016. We will receive $17,500,000 if all of the warrants are exercised. There can be no assurance that the warrants will be exercised.

We plan to use the cash we have available to develop certain of our product candidates and technology, to acquire new stem cell products and technology through licenses or similar agreements from other companies, and to defray overhead expenses and to pay general and administrative expenses. We may also use available funds for any clinical trials of products that we may conduct. We plan to invest significant resources in research and development in the field of regenerative medicine. We expect to continue to incur operating losses and negative cash flows. BioTime contributed to the funding of our business activities from inception through March 31, 2014 but is not expected to do so in the future.

We will need to raise additional capital from time to time to pay operating expenses. We may raise additional capital through the issue and sale of shares of our common stock or preferred stock or other securities. The prices at which we may issue and sell our securities in the future are not presently determinable and will depend upon many factors, including prevailing prices for those securities in the public market.

We have been awarded a $14.3 million Strategic Partnership III grant by CIRM to help fund our clinical development of OPC1.  The CIRM funding will be conditioned on approval of the trial by the FDA, execution of a definitive agreement between us and CIRM, and our continued progress to achieve certain pre-defined project milestones.

We have applied for a grant from a large United Kingdom based charitable organization to fund Phase I/IIa clinical development of our VAC2 product candidate. The proposed grant would fund both the Phase I/IIa clinical trial of VAC2 in cancer patients and the cGMP manufacturing costs of VAC2. The award has passed the scientific review stage and negotiation of the funding agreement is in progress. We anticipate that we will receive notification of whether the grant has been approved during the first half of 2014. This same charitable organization had awarded a similar grant for VAC2 to Geron but that grant was withdrawn after Geron terminated the program in November 2011.

We are in early-stage discussions with a United Kingdom based technology innovation center seeking their support for the development of advanced manufacturing processes for VAC2. Methods developed at the technology innovation center would be incorporated in future commercial manufacturing processes for the product. An alliance with the technology innovation center would be on a specific project basis and would require multiple approvals from different committees and boards at the center.

There can be no assurance that we will receive the grant that we are seeking or that we will reach an agreement for support in the manufacturing process development of VAC2.

The unavailability or inadequacy of financing or revenues to meet future capital needs could force us to modify, curtail, delay, or suspend some or all aspects of our planned operations. Sales of additional equity securities could result in the dilution of the interests of our shareholders.

Cash used in operations

Since our inception, we have incurred losses from operations and negative cash flows from our operations. For the three months ended March 31, 2014, we incurred a net loss of $2,286,749 and used $1,448,884 of cash in our operating activities. As of March 31, 2014 and December 31, 2013, we had a working capital surplus of $26,156,117 and $31,835,965, respectively, and an accumulated deficit of $25,425,386 and $23,138,637, respectively, based on our operating losses and the expensed IPR&D in October 2013.

Net cash used in operating activities of $1,448,884 during the three months ended March 31, 2014 consisted of a net loss of $2,286,749 adjusted by $130,579 for depreciation expense, $258,674 for stock-based compensation expense, $725,425 for amortization of intangible assets, $1,349,026 for deferred income tax benefits, a $80,898 decrease in accounts payable, a $120,601 increase in accrued liabilities, and $1,082,055 of costs paid by BioTime, offset in part by a $49,545 increase in prepaid expenses and other current assets.

Net cash used in operating activities of $1,327,131 during the year ended December 31, 2013 consisted of a net loss of $22,379,744, adjusted by $17,458,766 for IPR&D, $220,595 for depreciation expense, $703,734 for stock-based compensation expense, $725,425 for amortization of intangible assets, a $567,140 increase in accounts payable, a $95,885 increase in accrued liabilities, and a $4,902,014 increase in amount due to BioTime, offset in part by $3,280,695 in deferred income tax benefit, and a $337,821 increase in prepaid expenses and other current assets, and a $2,430 gain on sale of equipment. A portion of our obligation to BioTime, on account of funding BioTime provided to us or for our account, was evidenced by a promissory note that was cancelled on October 1, 2013 in satisfaction of BioTime’s cash contribution obligation under the Asset Contribution Agreement.

Cash used in investing activities

Net cash used in investing activities of $396,458 during the three months ended March 31, 2014 consisted of $96,458 in purchases of equipment and furniture, and payment of security deposits of $300,000 for leased facilities.

Net cash used in investing activities of $1,273,652 during the year ended December 31, 2013 consisted of $1,246,729 in purchases of equipment, and payment of security deposits of $54,423, which were partially offset by $27,500 of proceeds from the sale of equipment and furniture.

Cash provided by financing activities

We had no financing activities during the three months ended March 31, 2014. During the year ended December 31, 2013, net cash provided by financing activities of $4,771,896 consisted of $5,000,000 gross proceeds from sales of Series B Shares and warrants to Romulus offset by $228,104 of payments to Geron as part of the Asset Contribution.

Off-Balance Sheet Arrangements

As of March 31, 2014, and as of December 31, 2013, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2014 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Total	2014	2015	2016	2017	Thereafter
Operating lease obligations	$11,238,057	$583,070	$1,578,667	$1,234,200	$1,271,160	$6,570,960

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We are not presently exposed in a significant degree to foreign exchange currency risks because we are not conducting international business at this time, and we do not engage in foreign currency hedging activities. If we engage in international transactions, we will need to translate foreign currencies into U.S. dollars for reporting purposes, and currency fluctuations could have an impact on our financial results.

Credit Risk

We place some of our cash in U.S. banks and we invest the balance of our cash in money market funds. Deposits with banks may temporarily exceed the amount of insurance provided on such deposits. We will monitor the cash balances in the accounts and adjust the cash balances as appropriate, but if the amount of a deposit at any time exceeds the federally insured amount at a bank, the uninsured portion of the deposit could be lost, in whole or in part, if the bank were to fail. Our investments in money market funds are not insured or guaranteed by the United States government or any of its agencies.

Interest Rate Risk

We invest most of our cash in money market funds. The primary objective of our investments will be to preserve principal and liquidity while earning a return on our invested capital, without incurring significant risks. Our future investment income is not guaranteed and may fall short of expectations due to changes in prevailing interest rates, or we may suffer losses in principal if the net asset value of a money market fund falls below $1 per share.

BUSINESS

Overview

We are a biotechnology company focused on the emerging field of regenerative medicine. Our core technologies center on stem cells capable of becoming all of the cell types in the human body, a property called pluripotency. We plan to develop therapies based on pluripotent stem cells to treat diseases or injuries in a variety of medical fields, with an initial focus on the therapeutic areas of neurology and oncology, with potential future product candidates in the fields of cardiology and orthopedics.

“Regenerative medicine” refers to an emerging field of therapeutic product development that may allow all human cell and tissue types to be manufactured on an industrial scale. This new technology is made possible by the isolation of human embryonic stem (“hES”) cells, and by the development of induced pluripotent stem (“iPS”) cells which are created from regular cells of the human body using technology that allows adult cells to be “reprogrammed” into cells with pluripotency much like hES cells. Pluripotent hES and iPS cells have the unique property of being able to branch out into each and every kind of cell in the human body, including the cell types that make up the brain, the blood, the heart, the lungs, the liver, and other tissues.  Unlike adult-derived stem cells that have limited potential to become different cell types, pluripotent stem cells may have vast potential to supply an array of new regenerative therapeutic products, especially those targeting the large and growing markets associated with age-related degenerative disease. Unlike pharmaceuticals that require a molecular target, therapeutic strategies in regenerative medicine are generally aimed at regenerating affected cells and tissues, and therefore may have broader applicability. We believe that regenerative medicine represents a revolution in the field of biotechnology with the promise of providing therapies for diseases previously considered incurable.

Business Strategy

By acquiring Geron’s stem cell assets, we now have the use of cell lines and other biological materials, patents, and technology developed by Geron over 12 years of work focused in the following complementary areas:

•	The establishment of cell banks of undifferentiated hES cells produced under current good manufacturing practices (“cGMP”) and suitable for the manufacture of differentiated cells for human therapeutic use;

•	The development of scalable differentiation methods which convert, at low cost, undifferentiated hES cells into functional cells suitable for human therapeutic cells that can be stored and distributed in the frozen state for “off-the-shelf” use;

•	The development of regulatory paradigms that we believe will be sufficient to satisfy both U.S. and European regulatory authority requirements to begin human clinical testing of products made from hES cells; and

•	The continuous filing and prosecution of patents covering inventions to protect commercialization rights, as well as consummating in-licenses to enable freedom to operate in a variety of fields.

We have acquired a significant portfolio of patents and patent applications, cell lines, and hES technology and know-how related to potential therapeutic products in various stages of development. Two of the products under development have already been used in early stage clinical trials.

The initial product candidates that we plan to develop from various cell types that we acquired from Geron are summarized in the following table:

Product Candidate Description	Target Market	Estimated Number of Potential Patients(1)	Status
OPC1 – Glial Cells	Current development focus: Spinal Cord Injury	12,000 new cases per year in U.S.	Phase I Trial completed in U.S. 5 Patients treated – no serious adverse events related to the OPC1 drug product to date.

Additional potential markets:
	Multiple Sclerosis (“MS”)	180,000 new cases per year in U.S.	Proof of principle achieved in animal models.

	Canavan's Disease(2)	Rare	Proof of principle achieved in animal models.

	Stroke	800,000 new cases per year in U.S.	Pre-clinical research.

VAC2 – Dendritic Cells	Current development focus:
	Non-small Cell Lung Cancer	166,000 new cases per year in U.S.
Cells derived and characterization studies performed (parameters analyzed showed normal cell functions in vitro(3)).  Proof of concept established in multiple human in vitro(3) systems. Scalable manufacturing methods under development.

Additional potential markets:
Multiple cancer types

(1)	The estimates of the numbers of potential patients shown in the table are based on data for the United States only and do not include potential patients in other countries.

(2)
Canavan's Disease is a congenital neurological degenerative disease in which the growth of the myelin sheath surrounding nerves is inhibited resulting in mental retardation, loss of motor function, abnormal muscle tone, poor head control and enlarged head. Death usually occurs before age 4.

(3)	In vitro means in tissue culture dishes.

Additional product candidates that we may determine to develop from various cell types that we acquired from Geron are summarized in the following table:

Product Candidate Description	Target Market	Estimated Number of Potential Patients(1)	Status
VAC1 – Autologous Monocyte – Derived Dendritic Cells (infused cells derived from the treated patient)	Cancer	Prostate: 240,000 new cases per year in U.S.	Phase I study in metastatic prostate cancer completed (Journal of Immunology, 2005, 174: 3798-3807).
		Acute myelogenous leukemia: more than 12,000 new cases per year in U.S.	Phase I/II study in acute myelogenous leukemia completed. Manuscript in preparation.

CHND1 – Chondrocytes	Osteoarthritis	25 million total patients in U.S.	Cells derived and partly characterized.

Early non-clinical studies have been performed in animal models of osteoarthritis.

	Degenerative Disk Disease	400,000 new spinal fusion cases per year in U.S.	Pre-clinical research.
CM1 – Cardiomyocytes	Heart Failure	6 million total patients in U.S.	Cells derived and characterization studies performed (parameters analyzed showed normal cell functions in vitro).

	Myocardial Infarction	900,000 new cases per year in U.S.	Proof of concept in three animal models of disease.

Scalable manufacturing established.

First in man clinical trial designed.

(1)	The estimates of the numbers of potential patients shown in the table are based on data for the United States only and do not include potential patients in other countries.

The cost and time required to develop products from the assets we acquired in the Asset Contribution is not presently known with certainty due to many factors including the following:

•	We have successfully completed the verification of the viability of the clinical lots of OPC1 cells that we intend to use in clinical trials. The functional state of the other cells, cell lines and other biological reagents transferred to us cannot be determined until they are tested in an appropriate laboratory setting by qualified scientific personnel using validated equipment. We intend to perform that testing on the cells that we intend to use in our research and development programs as the need arises. The functionalities of those cells were within specification at the time of initial manufacturing and subsequent storage. However, the cells have remained in storage (under cGMP conditions) for more than two years. Therefore, the viability and functionality of the cells need to be revivified;

•
The views of the FDA and comparable foreign regulatory agencies on the pre-clinical product characterization studies required to submit an IND, and on any IND submissions that we make, in order to initiate human clinical testing of potential therapeutic products;

•	The inherent uncertainty of laboratory research and any clinical trials that we may conduct;

•	The amount of capital that we will have for our development programs, including potential sources of additional capital through research grants or funded collaborations with third parties; and

•	The availability and recruitment of qualified personnel to carry out the analyses and evaluations described above.

The extent and pace of the work we can do to develop product candidates in our other programs will depend in large part on our ability to raise additional equity capital, to obtain research and development grants, and to enter into agreements with the third parties for financial, manufacturing, or clinical trial management, or other co-development arrangements for those programs.

We have been awarded a $14.3 million Strategic Partnership III grant by CIRM to help fund our Phase I/IIa clinical trial and manufacturing process development of OPC1.  The CIRM funding will be conditioned on approval of the trial by the FDA, execution of a definitive agreement between us and CIRM, and our continued progress to achieve certain pre-defined project milestones.  We will need to raise additional capital through the sale of some of our BioTime common shares or additional shares of our capital stock in order to provide matching funding required by the CIRM award, and to conduct subsequent clinical trials not funded by CIRM. We have passed the scientific review stage and are in late stage negotiations of an agreement with a not-for-profit organization that would provide funding and management support for a Phase I clinical trial of VAC2 in non-small cell lung cancer. There can be no assurance that we will successfully complete negotiations of that collaboration agreement.

We may also use the acquired assets, along with technology that we may develop ourselves or that we may acquire from third parties, to pursue the development of other products. Our product development efforts may be conducted by ourselves alone or in collaboration with others if suitable co-development arrangements can be made.

Product Candidates

OPC1 Glial Progenitor Cells

We have acquired from Geron a quantity of glial progenitor cells, which are cells that become glial cells after injection, derived from a cGMP master cell bank of undifferentiated hES cells that has been fully qualified for human use. These cells, which are stored frozen until ready for use, are produced under cGMP conditions and screened for adventitious agents. Geron’s first hES cell-derived cellular therapy to enter human clinical testing were these glial progenitor cells in a product known as OPC1.

Glial cells are nature’s neuronal insulating cells. Like the insulation covering an electrical wire, glial cells enable the conduction of electrical impulses along nerve fibers throughout the central and peripheral nervous system. They are also known to promote neural growth, as well as induce blood vessel formation around nerve axons. OPC1 cells reproduce all of the natural functions of glial cells in animal models, including: producing myelin that wraps around nerve fibers; producing neurotrophic factors which encourage neuro-regeneration and sprouting of new nerve endings, and inducing new blood vessels which provide nutrients and remove waste matter from neural tissue as it functions in the body.

The pathology of spinal cord injury involves extensive loss of the myelin sheath (insulation) produced by glial cells at the site of injury. Although neurons are lost, the prime pathology of spinal cord injury is loss of glial insulation which prevents transmission of nerve impulses above or below the point of injury.

There are currently no drugs approved by the FDA specifically for the treatment of spinal cord injury although methylprednisolone, a corticosteroid generally used as an anti-inflammatory drug, is sometimes prescribed on an off-label basis to reduce acute inflammation in the injured spinal cord immediately after injury. It is believed that in order to effect substantial benefit in treating this complex injury, multiple mechanisms of action are required, such as re-myelination of the demyelinated axons, generation of new blood vessels to repair the ischemic damage from injury, and the presence of biologics that cause neuro-sprouting or new nerve growth to enable the severed axons to repair. In studies to date, OPC1 cells have been shown to exhibit all three effects, and therefore we believe they have potential to effectively treat acute spinal cord injury.

Geron has published multiple studies in a validated rat model of spinal cord injury showing that a single injection of OPC1 cells at the site of injury produces durable re-myelination, new blood vessel formation, and new neuronal sprouting, all of which result in sustained and significant improvement in the animal’s locomotion within several months after injection. These data provided the rationale to initiate the world’s first clinical trial using hES cell-derived glial cells (OPC1) to treat acute spinal cord injury in humans. A large body of evidence derived from Geron’s research showed the following observations:

•	OPC1 survives for at least 12 months in the spinal cord after injection into animal models of spinal cord injury.

•	The injected cells result in sustained and significant improvement in locomotor activity in the spinal cord injured animals.

•	The growth of the OPC1 cells after injection reduces cavities that normally form after injury in both animal models and human spinal cord injury.

•	OPC1 cells migrate up to 5 centimeters in both directions from the site of injection in rodent models of spinal cord injury. No toxicity was seen in the animals after injection – no systemic toxicity, nerve pain, benign growths (known as teratomas), or toxicity of any kind other than rare observations of benign cyst-like structures at the point of injection. Extensive in vitro immune assays demonstrated the absence of direct immune recognition of OPC1 by human immune cells.

•	The cyst-like structures that appeared in certain rat model studies were microscopic in size, had very few dividing cells, did not grow, and were found exclusively in the spinal cord injury site where the OPC1 cells were injected. Because of the discovery of the cyst-like structures in early animal models, the FDA placed Geron’s planned clinical trial on hold. The presence of cyst-like structures was investigated in additional animal studies. In four separate animal studies using the clinical grade OPC1 product, cyst-like structures were found in the frequencies shown in the following table:

Number of Animals	Number of
Developing Cyst-Like Structures	Animals Studied
5	128
0	62
1	68
1	108

After discussions that Geron had with the FDA, the clinical trial investigators, and the data monitoring safety board, the unanimous opinion was that these cyst-like structures were of low risk to subjects and the clinical trial was permitted to proceed. Nevertheless a plan was developed to monitor subjects in clinical trials for the development of such cyst-like structures. In the completed Phase I safety study in which 5 patients received OPC1 cells in their injured spinal cords, no cyst-like structures were detected in multiple magnetic resonance imaging exams during a one year follow-up.

Phase I Trial Design

After FDA authorization, Geron began the world’s first human embryonic stem cell trial in patients with acute spinal cord injury in October 2010. The trial was an open label design conducted at seven U.S. neuro-trauma sites. Up to 10 subjects could be treated in the trial, each of whom had a sub-acute functional complete thoracic (chest) spinal cord lesion. Patients enrolled in the study received a single dose of 2 x 106 cells at the injury site between 7 and 14 days after injury. All subjects received temporary low dose immune suppression treatment for 45-60 days. The primary endpoint of the study was safety, with secondary endpoints of neurologic function assessed by five different validated measures of sensory and motor function. Each subject received a screening MRI, and if treated and entered into the treatment protocol, received 8 follow-up MRIs in the first year and multiple physical exams and laboratory testing. The patients then entered a separate protocol after the first year which will follow them intermittently over a period of 15 years.

Results to Date

Five patients have been administered AST-OPC1 and have been followed for two to three years. No serious adverse events were observed during or post-surgery to administer AST-OPC1. There have been five minor adverse events possibly related to AST-OPC1 such as transient fever or nerve pain. There have been no unexpected neurological changes to date for any of the five patients. Serial MRI scans were performed throughout the two to three year follow-up period in all five patients in the clinical trial to assess tissue structure of the lesion site. There were no evidence of any adverse changes to the spinal cord. In four of five subjects, the MRI scans indicate that reduced spinal cord cavitation may have occurred and that AST-OPC1 may have had some positive effects in reducing spinal cord tissue deterioration. This effect was also seen in the animal models testing AST-OPC1.  Peripheral blood samples from all five subjects in the clinical trial were collected to assess whether humoral (antibody) or cellular (T cells) immune responses targeting AST-OPC1 were generated post-administration of AST-OPC1. Peripheral blood collected up to one year after delivery of AST-OPC1 showed no evidence of antibodies or T cells which targeted AST-OPC1, despite the withdrawal of immunosuppression at sixty days post-transplant.

Proposed New Study Population: Subjects with Neurologically Complete Cervical Spinal Cord Injuries

Based on the results of the completed Phase I trial of OPC1 in thoracic Spinal Cord Injury (SCI), the next target patient population in which we plan to clinically test OPC1 is patients with neurologically complete cervical spinal cord injuries. We believe that there are both medical and scientific rationales for the transition to subjects with cervical SCI. Individuals with neurologically complete cervical SCI have an enormous unmet medical need due to the loss of function in all four limbs as well as multiple additional impairments such as impaired bowel and bladder function, reduced sensation, spasticity, sudden changes in blood pressure, deep vein thrombosis, sexual dysfunction, increased infections, skin pressure sores, and chronic pain. These individuals frequently require significant assistance for their care and activities of daily living. One recent published study estimated the lifetime costs of care for a person who suffers a cervical SCI at age 25 to be $4.2 million (Y. C. Cao and M. J. DeVivo (2009)).

Scientifically, the injured cervical spinal cord is a much better location than the upper or middle thoracic spinal cord to test the safety and potential activity of OPC1. This is partly due to the fact that damaged and demyelinated nerve axons in thoracic injuries need to regrow over several spinal segments in order to restore neural function. In contrast, damaged and demyelinated nerve axons in cervical injuries only need to regrow a short distance to restore neural function. Therefore, in cervical injuries, regeneration and/or repair of damaged axons mediated by OPC1 could result in substantial re-innervation of cervical segments and thereby have a significant impact on upper extremity motor and/or sensory function.

The advantages of conducting clinical trials in patients with neurologically complete cervical SCI was recently further demonstrated by published studies done by J. D. Steeves and others together with the Spinal Cord Outcomes Partnership Endeavor (SCOPE). These studies analyzed several large SCI databases and found that only 21% and 26% of people living with C4-C7 cervical sensorimotor complete spinal cord injury recovered two or more upper extremity motor levels at 24 and 48 weeks after injury, respectively. Those studies further showed that an improvement in motor score of two or more led to a statistically significant increase in the Spinal Cord Independence Measure (SCIM) self-care subscore, suggestive of a measurable association between improvement in neurological function and a clinically meaningful functional outcome.

Near-Term Product Development Strategy for OPC1

We plan to initiate a new Phase I/IIa dose escalation trial of OPC1 in patients with complete cervical injuries and to conduct additional research and planning for subsequent trials and for other possible indications for the use of OPC1. This will involve five main categories of activities: Regulatory; Clinical; Product Development; Quality; and Research, briefly summarized below.

Regulatory: These activities include, but are not limited to, amending the existing IND to support the new study and other activities to facilitate obtaining FDA clearance to initiate a cervical dose escalation clinical study.

Clinical: The activities include, but are not limited to, establishing appropriate patient safety monitoring systems, preparing an investigator’s brochure, training and qualifying neurosurgeons and clinical sites to (i) identify and enroll subjects, (ii) to prepare the OPC1 drug product at the clinical sites, and (iii) to conduct the trial according to the IND protocol. We must also ensure an adequate supply chain of (1) the investigational drug product (OPC1), (2) syringe positioning devices used to inject the OPC1 cells, and (3) dose preparation kits used to thaw and prepare the OPC1 cells for injection.

Product Development: Activities in this category will include work to improve the scale and efficiency of the manufacturing process for OPC1 in preparation for larger future trials if the Phase I/IIa trial is successful.

Quality: We will be required to test the purity, stability and potency of the OPC1 drug product used in the proposed trial and also to improve the assays currently used to define the product attributes as we progress from Phase I to Phase II and Phase III studies using the OPC1 drug product.

Research: We plan to try to develop novel methods to measure purity and potency of the OPC1 drug product. We plan to investigate possible improvements to the current methods used to manufacture OPC1 and also to test OPC1 in animal models of other neurodegenerative diseases to identify other potential clinical applications for the product, such as sub-cortical stroke.

OPC1 CIRM Grant

We have been awarded a $14.3 million Strategic Partnership III grant by CIRM to help fund our Phase I/IIa clinical trial and manufacturing process development of OPC1.  The CIRM funding will be conditioned on approval of the trial by the FDA, execution of a definitive agreement between us and CIRM, and our continued progress to achieve certain pre-defined project milestones.  We will need to raise additional capital through the sale of some of our BioTime common shares or additional shares of our capital stock in order to provide matching funding required by the CIRM award, and to conduct subsequent clinical trials not funded by CIRM.

OPC1 for the treatment of multiple sclerosis and other diseases

In addition or as an alternative to spinal cord injury, we may test the OPC1 cells in other alternative indications, including multiple sclerosis (MS), Canavan’s Disease, and stroke.

OPC1 may also be useful in the treatment of MS focal lesions, especially those in the spinal cord. Because of its functional properties, OPC1 is a candidate for the repair of central nervous system lesions found in subjects with MS. In these lesions, axons are “demyelinated,” meaning that they have lost the sheaths that provide insulation for nerve conduction. In many cases, lesions located in the spinal cord of patients with MS are responsible for progressive clinical deterioration and a loss of ambulatory function. OPC1 may have the potential to repair such spinal cord lesions and to reverse clinical deterioration associated with the lesions. Preclinical studies were conducted by Dr. Jeffrey Kocsis at Yale University. In these studies, Dr. Kocsis’ group created lesions resembling those seen in MS. OPC1 was implanted seven days after induction of the lesion. Progressive remyelination of the lesion was observed which was durable for at least one year and was not observed in control animals that did not receive OPC1. We believe that research provides support for potential clinical testing of local delivery of OPC1 in the spinal cord of patients with progressive MS, and we are exploring potential development paths to assess the safety and utility of OPC1 in treating MS spinal cord lesions.

In Canavan’s Disease, a genetic mutation leads to the accumulation of toxic materials that result in the death of glial cells leading to consequent demyelination. OPC1 cells have been injected into a mouse model of Canavan’s Disease in which the cells were shown to survive and significantly improve rotation behavior after injection, thereby establishing the rationale to possibly extend OPC1 use into that genetic disease.

Lastly, a growing body of evidence supports the use of OPC1 as a treatment for acute thrombotic stroke. Based upon the three documented mechanisms of action of OPC1 – re-myelination, vascularization, and neurotrophin release – we may collaborate with academic centers to study OPC1 in animal models of thrombotic stroke in an attempt to generate a potential rationale for the application of OPC1 in this large, unmet medical need.

VAC2 and VAC1, Technology for Potential New Cancer Vaccines

We acquired from Geron two experimental therapeutic cancer vaccines designed to target cancer cells by targeting the cancer cell’s expression of telomerase. Telomerase is a ubiquitous cancer target, expressed at high levels in all human cancers but at very low levels or not at all, in normal human cells. The premise underlying these vaccines is to “teach” the patient’s own immune system to attack cancer cells while sparing other cells. This may be possible by repeatedly exposing the immune system to a substance (an antigen) that is either specifically expressed or over-expressed by cancer cells in a way that subsequently induces an immune response to any cells that express that antigen on their surface. We believe that the characteristics of telomerase make it an ideal antigen for cancer vaccines.

VAC2: hES Cell Derived Dendritic Cells

Dendritic cells can be likened to the quarterback of the immune system. They are antigen processing and presenting cells which are potent initiators of a cellular and humoral (antibody) immune response. Immature dendritic cells initiate an antigen specific suppressive response, such as would be required to terminate an abnormal autoimmune reaction as occurs in diseases like rheumatoid arthritis, and systemic lupus erythematosis. Mature dendritic cells, on the other hand, initiate active cellular and humoral immunity such as is required for immune targeting cancer and infectious disease. VAC2 is a dendritic cell population that is produced from human embryonic stem cells that can be modified with any antigen. VAC2 can be produced in the form of immature dendritic cells for antigen specific immune suppressive therapies, or in mature form to generate antigen restricted cytotoxic responses. There is a significant amount of global clinical literature that describes the use of dendritic cells isolated from peripheral blood samples and used in various vaccination schemes, especially in various cancers (see our discussion of VAC1, below). Although effective in generating an antigen specific immune response, and in several cases showing a significant clinical impact, the drawbacks of autologous peripheral blood-derived dendritic cell vaccination schemes such as VAC1 are the limited supply of cells, the high cost of production, the long production time, and high patient to patient variability. As a second generation dendritic cell technology, VAC2 is designed to specifically obviate theses drawbacks. VAC2 can be produced in large quantities, similar to the other hES cell-based therapeutic cells. Additionally, because VAC2 is an allogeneic cell, it is believed to be potentially more potent than an autologous dendritic cell, by means of partial antigen mismatch in the HLA system (Human Leukocyte Antigen – markers of immune system types, akin to blood types).

Quality control can be standardized and the product can be shown to have uniform potency. Cost of goods is dramatically lower than autologous approaches, and the multi-dose batch production and cryo-preservation enables “on-demand” availability. It is generally agreed that partial HLA matching between dendritic cell and patient will be required to optimize efficacy and reduce side effects. The H-1 hES cell line, qualified for human use by Geron, can provide a single HLA match on HLA-A2 (a specific HLA type) for approximately 47% of North American Caucasians. Dendritic cells manufactured from one additional hES cell line will capture approximately 70% of North American Caucasians. The feasibility of VAC2 differentiation from multiple hES cell lines has been demonstrated.

The differentiation process for VAC2 has been optimized, the protocol is patent protected and clinically compliant (suitable for use in humans), and no serum or animal feeder cells are used. The production protocol is robust, achieving fully matured dendritic cells within 30 days with reliable process controls. The differentiation protocol is scalable to flasks in the near-term and suspended micro-beads in bioreactors in the medium-term. Four growth factors are used to drive hES cell differentiation to dendritic cells, and they are serially removed during the process: VEGF, SCF, BMP-4 and GMCSF. The hES cell-derived dendritic cells can be irradiated, which may shorten the animal studies required for IND submission, because irradiation prevents cell division of the injected VAC2 dendritic cells, potentially eliminating concerns of growth of non-dendritic cells in the product. Lastly, cryo-preservation in low concentration of DMSO (Dimethyl Sulfoxide – a chemical used to stabilize cells during freezing) is feasible, thereby potentially enabling direct thaw and injection in the clinic.

VAC2 cells have been extensively characterized in vitro and have high migratory and antigen presenting functionality with limited phagocytic activity (ability to engulf other cells – not a characteristic of dendritic cells), as would be expected for mature dendritic cells. They express high levels of all the appropriate surface markers defining them as mature human dendritic cells. VAC2 cells are phenotypically similar to dendritic cells derived from peripheral blood mononuclear cells, further enabling them to be potentially used in lieu of peripheral blood derived dendritic cell vaccination protocols. VAC2 and peripheral blood monocyte derived dendritic cells produce similar cytokine profiles (patterns of biologically active proteins) before and after antigen stimulation. VAC2 has been shown to demonstrate functionality in chemotactic responses (cells are specifically attracted by certain molecules) and T-cell stimulation. VAC2 in-vitro stimulates a TH-1 type cytokine production (T-helper 1 – a subtype of T cells) from lymphocytes in a mixed lymphocyte reaction in vitro (a test in which lymphocytes from two different individuals are mixed together to determine whether one individual “recognizes” the other's lymphocyte type) resulting in highly activated antigen restricted T-cell populations (lymphocytes that recognizes only one specific substance). In vitro studies have demonstrated that a single HLA match between VAC2 cells and responding lymphocytes is required to stimulate antigen specific T-cell responses. VAC2 has been shown to retain antigen presentation functionally (ability to “present” antigen on its surface to induce an immune response in another cell) after cryo-preservation. Irradiation of VAC2 after introduction of antigen eliminates the proliferative capacity of the dendritic cells and removes any safety concerns due to the presence of any residual undifferentiated embryonic stem cells in the preparation. Irradiated and cryo-preserved VAC2 cells are fully capable of presenting antigen to T-cells, resulting in antigen specific T-cell activation.

A clinical protocol for the potentially first-in-man safety study of VAC2 has been outlined for prostate cancer, although we believe that other tumor targets, such as lung cancer and multiple myeloma, are possible. Telomerase, a ubiquitous tumor antigen, would be the first antigen to be used with VAC2. If we proceed with clinical development in prostate cancer, approximately 15-20 prostate cancer patients who have developed a biochemical (PSA) relapse after either local radical treatment or adjuvant hormonal therapy would be eligible to participate in the trial. Patients would initially be restricted to HLA-A 2.1 and would receive 6 vaccinations at two different doses (1 x 106 and 1 x 107) at weeks 0, 1, 2, 3, 4, 8 and 16.

The route of the administration would be intradermal. The primary endpoint would be to investigate the safety and toxicity of VAC2, with secondary endpoints of immune response to the telomerase antigen introduced into VAC2. The clinical and immunological monitoring would be achieved with a standard immune test such as ELISPOT and tetramer analysis (a biochemical assay to measure a specific antigen). Clinical responses in prostate cancer patients would be monitored by PSA levels, progression-free survival, and overall survival.

In summary, VAC2, a second generation dendritic cell technology, has been demonstrated to exhibit a mature dendritic cell phenotype of reproducibly characterized cellular composition. The cells activate allogenic T-cells and migrate in response to chemokine stimulation. VAC2 stimulates a TH-1 type cytokine production and can present antigen delivered to the cells in either mRNA, or protein form. VAC2 can stimulate Class 1 and Class 2 antigen specific T-cells (two types of antigens - type 1 is within a cell, type 2 is outside the cell) and has been shown to prime and stimulate naive antigen restricted T-cells even with only a single HLA-antigen match. Lastly, the feasibility of cryo-presentation and irradiation without alteration of VAC2 function has been demonstrated. These attributes will potentially allow for a greater margin of safety in clinical studies utilizing VAC2 and reduce the number of additional preclinical studies required for an IND submission. Specifically, long-term cell survival and engraftment studies may not be required for a VAC2 IND submission.

Near-term Product Development Strategy for VAC2

We plan to scale up the manufacturing process for the VAC2 drug product and transition it to cGMP production to support the first in man clinical study of VAC2 cancer immunotherapy in lung or prostate cancer. We also will need to develop the quality, purity and potency assays needed for clinical testing, and to transfer to clinical study sites the immunological monitoring assays that will be used to measure patient immune responses in the clinical trial.

We have applied for a grant from a large United Kingdom based charitable organization to fund Phase I/IIa clinical development of our VAC2 product candidate. The proposed grant would fund both the Phase I/IIa clinical trial of VAC2 in cancer patients and the cGMP manufacturing costs of VAC2. The award has passed the scientific review stage, and negotiation of the funding contract is in progress.  This same charitable organization had awarded a similar grant for VAC2 to Geron but that grant was withdrawn after Geron terminated the program in November 2011.

We are also in early-stage discussions with a United Kingdom based technology innovation center seeking their support for the development of advanced manufacturing processes forVAC2. Methods developed at the technology innovation center would be incorporated in future commercial manufacturing processes for the product.  An alliance with the technology innovation center would be on a specific project basis and would require multiple approvals from different committees and boards at the center.  There can be no assurance that we will reach an agreement with the center for this project

Telomerase Therapeutic Vaccine (VAC1)

We acquired from Geron rights to its immunological cancer therapy product VAC1, including the IND for clinical trials conducted by Geron and the related drug master files. VAC1 is an autologous product (using cells that come from the treated patient) consisting of mature antigen-presenting dendritic cells pulsed with RNA for the protein component of human telomerase (“hTERT”) and a portion of a lysosomal targeting signal (“LAMP”). LAMP directs the telomerase RNA to the lysosome, the subcellular organelle that directs the RNA to a particular part of the cell membrane. VAC1 is injected into the patient’s skin; and from there the dendritic cells travel to the lymph nodes and instruct cytotoxic T-cells (T-cells that “kill” other cells) to kill tumor cells that express telomerase on their surface.

A Geron-sponsored Phase I/II clinical trial of VAC1 was conducted at six U.S. medical centers in patients with acute myelogenous leukemia (“AML”) in complete clinical remission. The trial examined the safety and feasibility of a prime-boost vaccination regimen (an initial injection (“prime”) followed by multiple additional injections (“boost”)) to generate and extend the duration of telomerase immunity. Geron evaluated the immune response to VAC1 and explored the effects of vaccination on minimal residual disease and relapse rates. This trial completed patient enrollment in December 2009.

In the Phase I/II clinical trial, patients with AML entered the study in their first or second complete remission. Prior to or shortly after completing consolidation chemotherapy, patients underwent leukapheresis (collection of white blood cells) to harvest normal peripheral blood mononuclear (white blood) cells for vaccine manufacture. VAC1 was produced at a centralized manufacturing facility from the patient-specific leukapheresis harvests. Patient mononuclear cells were differentiated in culture to immature dendritic cells, which were transfected with messenger RNA encoding hTERT and LAMP. Transfected dendritic cells were matured, aliquoted and cryopreserved. VAC1 was released for patient dosing contingent on several product specifications that included identity of mature dendritic cells, confirmation of positive transfection with hTERT, number of viable cells per dose after thawing, and product sterility.

VAC1 was successfully manufactured and released in 21 out of the 31 patients enrolled in the study. These results reflect the variability of patient derived starting material that is often associated with an autologous, patient-specific product.

Patients were vaccinated weekly for six weeks with VAC1 administered intra-dermally, followed by a non-treatment period of four weeks, and then subsequent boost injections every other week for 12 weeks. Monthly extended boost injections were then administered until the vaccine product supply was depleted or the patient relapsed.

Twenty-one patients received VAC1 in the study, including 19 in clinical remission and two in early relapse. Of the 19 patients in clinical remission, eight were considered at intermediate risk for relapse and eleven were at high risk for relapse as predicted by their cytogenetics (gene expression pattern in the AML cells), FAB type (French-American-British classification of AML into 8 subtypes), or because they were in second clinical remission. Thirteen out of 21 patients in the trial remained in clinical remission at a median duration of follow-up from first vaccination of 13.2 months. At 12 months after vaccination with VAC1, estimated disease-free survival was 81% for patients at high-risk of relapse (95% CI: 42-95%). The confidence interval (CI) of 95% means that the true value is between 42 and 95 with a probability of 95%. Previously published data on this patient population suggests that approximately 45% of patients would normally remain free from relapse at this stage. VAC1 was found to have a favorable safety and tolerability profile in this study over multiple vaccinations, with up to 32 serial vaccinations administered (median=17). Idiopathic thrombocytopenic purpura (bleeding into the skin caused by low platelets in blood) (grade 3-4) was reported in one patient. Other toxicities (grade 1-2) included rash or headache. These data from the Phase I/II trial were presented at the December 2010 American Society of Hematology annual meeting.

Expression of WT-1, a marker of minimal residual disease, was sequentially analyzed by qPCR (quantitative polymerase chain reaction - a method to identify DNA modules) in 21 patients. The 13 patients who remain in clinical remission remain negative for WT-1, while six of seven with clinical relapse were WT-1 positive. One patient was positive for WT-1 prior to vaccination with VAC1 and became WT-1 negative during the course of vaccination. This patient relapsed after 30 months.

Patient immune response to telomerase after vaccination with VAC1 was evaluated using a test called the enzyme - linked immunosorbent spot (ELISPOT) assay to measure the presence of activated T-cells specific to hTERT. Positive immune responses were detected in 55% of patients.

We have begun follow-up data collection on the 21 patients treated in the study at the six participating U.S. medical centers to determine the long term effects, if any, of the VAC1 administration on remission duration and disease-free survival. Depending upon the results of that analysis, we will then decide whether to continue VAC1 development in AML or another cancer indication ourselves or in conjunction with a development partner. We expect the follow-up data collection to be completed in the first half of 2014.

Early Study of VAC1 in Prostate Cancer

A prior clinical study using VAC1 in metastatic hormone refectory prostate cancer was published in the Journal of Immunology in 2005. Telomerase loaded autologous monocyte-derived dendritic cells were administered to 20 patients with metastatic prostate cancer. Treatment was well tolerated with no significant adverse reactions. In 19 of 20 subjects, telomerase specific T lymphocytes were generated in the peripheral blood after vaccination. Vaccination was associated with a reduction of prostate-specific antigen velocity (a measure of disease progression), although no clinical responses were observed in this preliminary study. This study provided the rationale for the Phase I/II trial in AML described above.

CHND1: Chondrocytes for Cartilage Disorders and Degenerative Disc Disease

Articular cartilage is the shock absorber for joints. Cartilage is a complex tissue with multiple cell levels and is avascular (without blood vessels), and without neurons or lymphatics, and has very low cell division. Injury or chronic wear and tear can cause defects in cartilage in both joints and intervertebral discs that increase over time and leads to permanent disability due to the fact that damaged cartilage cannot generally regenerate itself in response to damage to the tissue. Current procedures for cartilage repair using adult-derived cells generally show less than ideal efficacy. The unmet medical need is for a source of reparative cells that can regenerate true articular cartilage and that does not require biopsy or multiple surgical procedures for installation. Pluripotent stem cell-derived chondrocytes have been shown in animal models of osteoarthritis to mature in situ (in place) and form stable articular cartilage for at least nine months in the knee joint.

The global market for surgical and pharmacological interventions for patients with osteo-arthritis is estimated to exceed $12 billion per year. The CDC has estimated that there are 27 million osteoarthritis sufferers in the U.S. alone, so a suitable supply of therapeutic cells for use in cartilage regeneration could potentially address a very large market. The market for degenerative disc disease is thought to be even larger.

Our CHND1 cells are hES cell-derived human cartilage-forming cells. Sourced from large cGMP human embryonic stem cell banks, they can be potentially produced in large multi-dose production lots, quality controlled and cryo-preserved for shipping and storage to achieve an “off-the-shelf” product description. The differentiation process developed for CHND1 produces human cartilage forming cells that express the appropriate chondrocyte genes, including SOX9, COL2A1, COL9A1, and ACAN with embryonic stem cell markers undetectable in the final preparation. The chondrocytes produced by this methodology have undergone a significant degree of characterization and produce the appropriate markers of articular cartilage in vitro.

The CHND1 cells have been tested in two animal models of osteoarthritis, in which a trochlear groove defect is made in the knee of immune-competent rats into which a single injection of CHND1 is implanted as a micromass into the articular defect without immune suppression. CHND1 cells have also been tested in a large sheep animal model of osteoarthritis in which an 8 millimeter defect was surgically created in the animal’s knee and CHND1 cells were implanted in the injured site under a nylon membrane. As in the rodent studies, no immune suppression was required. Defect repair was studied after 21 days in vivo in the sheep model as articular cartilage and repaired subchondral (beneath cartilage) bone. Further optimization will be required to enable full thickness, long-term cartilage regeneration in this large animal, weight bearing joint model. We anticipate that the next steps for CHND1 product development would be to improve the surgical delivery and retention in the large, weight bearing sheep model by integrating our CHND1 cells with BioTime’s HyStem® hydrogel technology, and to continue scale-up and process optimization to enable the generation of animal data sufficient for an IND submission, which could potentially lead to a Phase I clinical trial in patients with osteoarthritis.

Although we have not yet tested CHND1 in models of degenerative disc disease (DDD) the pathology of DDD is similar to that of osteoarthritis and several groups, including BioTime’s subsidiary OrthoCyte Corporation, have demonstrated disc repair in animals using chondrogenic cells similar to CHND1.

An additional feature of our CHND1 program involves the integration of BioTime HyStem® hydrogel technology with CHND1. The hydrogel is essentially a covalently linked extra cellular matrix formulation that is mixed with cells just prior to injection while the gel is in the liquid phase. A cross linker is then added to the gel and cell mixture as the cells are injected into the tissue to be repaired. Depending upon the amount of cross linker added and other controllable characteristics of the hydrogel, the final gel and cell mixture can quickly congeal into a jello-like consistency with the cells imbedded in the gel, which is subsequently resorbed by the body over several weeks, or, on the other extreme, the gel can harden into a much firmer, fibrocartilage-like material with a retention in the body for many months. BioTime collaborators have demonstrated that chondrogenic cells are highly compatible with the hydrogel both in vitro and in vivo, providing the rationale for us to optimize the formulation of the hydrogel for application in both osteoarthritis and DDD.

Future Development Strategy for CHND1

We do not plan to conduct significant development work on therapeutic products based on CHND1 until we obtain sufficient additional equity capital or are able to enter into a joint-development program funded by a third party for that purpose.  Our present plans for CHND1 development would entail developing a scalable manufacturing process for CHND1 and to optimize a formulation of BioTime’s HyStem® hydrogel that will improve CHND1 retention after injection into weight-bearing joints or degenerating intervertebral discs of animal models. We have identified the steps in the current process that need improvement or scale up and have identified cellular markers on CHND1 that can be used in the assay development work required to support clinical grade manufacturing of the product candidate for use in animal studies from which we plan to acquire data to support an IND filing with the FDA. We will also need to develop methods to cryopreserve CHND1 after manufacturing to enable long term storage, shipment to clinical trial sites and off the shelf availability for subjects in the planned trials.

The hydrogel formulation will need to be optimized to ensure compatibility with CHND1 cells and to improve the retention of the cells after injection into weight bearing arthritic joints and degenerating intervertebral discs of animal models of these two conditions. Appropriate concentrations of various components of the hydrogel will need to be determined to maximize the viability and retention of the injected cells into the damaged joint or disc.

We have entered into a Material Transfer Agreement with BioTime through which we may obtain BioTime hydrogel for research use, but we will need to enter into a sublicense agreement with BioTime in order to use the patented hydrogel technology with our CHND1 cells in humans.

CM1: Cell Therapy for Myocardial Disease

In heart failure, ischemic injury to the myocardium, or heart, in the form of myocardial infarction leads to cell death and loss of contractility. In a process called pathological remodeling, progressive deterioration of tissue structure leads to further cell death and loss of contractility. Although heart failure is treatable by a wide variety of pharmacologic agents with varied success, no conventional drug or biologic can restore the damaged heart wall muscle structure. Therefore, there is an urgent, unmet medical need to restore contractile function and prevent pathological remodeling.

CM1, hES cell-derived cardiomyocytes, have been extensively characterized in vitro and in vivo. The product is predominantly composed of ventricular cardiomyocytes which have been shown to electrically and mechanically couple to the animal myocardium in which they are injected and contract in synchrony with the animal host ventricular cells. CM1 has been shown in animal studies to repopulate a scar with healthy cardiac tissue. The cells have shown to be completely responsive to all major classes of current cardiac pharmacologic agents, which is important because patients who may receive CM1 for heart failure will also concurrently be treated with existing drugs. It is therefore important that the injected tissue responds to cardiac drugs appropriately. Geron had optimized and validated a scalable production methodology to meet the volumes of product required for such a large medical market.

CM1 cells have been subjected to extensive pharmacologic, electro-physiologic and molecular biological testing both in-house and in the laboratories of numerous academic collaborators. Extensive immuno-cytochemical analysis using antibodies that mark specific cell structures has shown that CM1 cells express cardiac sarcomeric and gap junction proteins (biochemical components of heart muscle cells) and appropriate transcription factors (molecules that allow the expression of a specific gene) to unequivocally identify them as human ventricular cardiac cells. Over 80% of cells in the CM1 preparation are ventricular cardiomyocytes with the appropriate electrophysiological de-polarization pattern and appropriate drug responses to HERG-channel blockers (drugs that block certain ion transport channels in heart cells), calcium channel blockers (drugs that block calcium transport into and out of heart cells) and other cardio-active agents. The cells display mature excitation contraction coupling properties, including the influx of external calcium ions through L-type calcium channels which are required for electro-chemical coupling. As is the case for OPC1, CM1 cells have been shown to not be susceptible to immune responses to genetically different human cells in vitro. The cells express HL-A B and C alleles, but not Class 2 alleles. These alleles are markers of human immune “types”, akin to blood “types”. Even after in vitro treatment with interferon gamma, CM1 cells do not stimulate allogenic T-cells in vitro. The use of allogenic T-cells in the studies means that the T-cells came from an individual who is genetically different from the source of the CM1 cells. Furthermore, CM1 is resistant to human serum antibody mediated cyto-toxicity. These results suggest, as in the case of OPC1, the need for only transient, low-dose immune suppression in the immediate post-injection period.

CM1 cells have been tested in three animal models of myocardial infarction: the rat, the guinea pig and large pig. In all three animal models, CM1, after a single injection, forms long lasting cardiomyocyte grafts which form in the scar tissue into which they are injected. The cells induce host vascular proliferation which enables the long-term survival of the injected human cells. CM1 has been shown to couple electrically and mechanically with the host myocardium. The cells significantly improve ejection fraction (blood pumping efficiency) in both acute rat infarcts, and chronic infarcts in a large pig model. The rat ejection fraction improved from 45% to 50% (p=0.05); the pig ejection fraction improved by 12 percentage points (from 40% to 52%) (p=0.002). The P Value is the probability that the observed difference occurred by chance. P values equal to or less than .05 are considered to be “significant” or unlikely to be due to chance alone.

Toxicity studies have demonstrated a favorable safety profile for these cells. The cells did not increase arrhythmias in two of three animal models, even during the induction of an arrhythmia after injection. In one of the models (guinea pig) the frequency of induced arrhythmias was decreased in animals that have received the CM1 product, presumably because the CM1 product increases normal electrical conductivity across the infarct zone. In the large pig model, arrhythmias were observed, possibly due to the inflammation at the injection site due to incomplete immune suppression. Improved ejection fraction has been documented in two animal models using echo cardiography. The magnitude of the improvement in ejection fraction is clinically and statistically significant. We believe that CM1 is the only hES cell-based cardiomyocyte cell therapy for myocardial disease that has shown stable and durable engraftment with living functional cardiomyocytes after injection into animal models of myocardial disease. The beneficial effects in the animal models are likely due to the persistence of the injected cells rather than a transient effect produced by secretion factors of cells that do not persist after injection, such as injected bone marrow cells, or mesenchymal stem cells.

Future Development of CM1

We do not plan to conduct significant development work on therapeutic products based on CM1 until we obtain sufficient additional equity capital or are able to enter into a joint-development program funded by a third party for that purpose.

Manufacturing and Process Development Technologies

The GMP banks of undifferentiated hES cells that we acquired from Geron have been well characterized and validated, although some cell banks still need to be tested using validated equipment in order to verify their functionality after being stored under cryopreservation protocols. Both the H1 and H7 hES cell lines were routinely expanded under either cGMP (H1) or pilot (H7) conditions at Geron’s manufacturing facility. No limit to the expandability of hES cell lines has been observed. Geron’s GMP cell banks of undifferentiated human embryonic stem cells have been qualified for human biologics production per FDA guidelines. They are free of a long list of potential contaminants or adventitious agents of human or animal origin. They exhibit normal G-banding karyotype (chromosomal structure) and are considered suitable for the production of biologics for human clinical use. All of the therapeutic cells are manufactured according to a shared and standardized three stage procedure. Stage 1 is the expansion of the undifferentiated human embryonic stem cells, currently performed in standard cell culture vessels coated with extracellular matrix. Stage 2 is the product specific differentiation step in which various factors are added sequentially to drive the differentiation of the human embryonic stem cell down a desired and specific differentiation lineage. Stage 3 is the harvest, formulation, fill and finish stage in which the differentiated cells are aliquoted and stored frozen in the vapor phase of liquid nitrogen tanks indefinitely. Sensitive assays have been developed to detect the presence of contaminating undifferentiated human embryonic stem cells in the various product formulations. An assay for contaminating undifferentiated hES cells has been developed with a lower limit of quantitation of less than 0.002%, a sensitivity suitable to detect less that 2,000 undifferentiated human embryonic stem cell in a dose of 108 cells.

A bead based immune depletion system has been developed and validated, potentially suitable for scaled cGMP depletion of unwanted cells from any of the hES cell-based product candidates. Using this system, appropriate degrees of depletion have been generated at cGMP scale for both OPC1 and CM1 products at up to 2 x 109 and 1 x 1010 cell scale, respectively. The immune bead depletion technology has been applied to the purification of OPC1 cells and has been shown to significantly deplete unwanted cells associated with in vivo cyst formation. Depleted OPC1 cells that had failed release specification due to cyst forming cellular contaminants showed a marked reduction in animals with cyst formation after injection.

Production scale-up of hES cell-derived cell therapy products will require a transition from two dimensional surfaces to three dimensional bioreactors. This has been reduced to practice by the use of micro-carriers that have been used with the GE Wave Bag culture system to produce undifferentiated hES cell expansion as well as differentiation into CM1 cells. The micro-carrier suspension technology is also compatible with the Corning Synthemax™ platform which enables the growth and expansion of undifferentiated human embryonic stem cells. These synthetic surfaces support the expansion of undifferentiated hES cells, their differentiation into cardiomyocytes, dendritic cells and oligodendrocytes, and support both H1 and H7 hES cell line growth with doubling times (the time required for a cell population to double in number) and marker expression equivalent to those exhibited when grown on standard extracellular matrix. Quantitative manufacturing modeling has been applied to predict that over 6 x 1014 cells, a quantity of CM1 sufficient to treat over 850,000 patients per year could be produced in 10 manufacturing runs, each requiring a bioreactor with a capacity of 2,400 liters. These requirements are well within the constraints of existing classical biologics manufacturing capabilities present world-wide.

hES Cell Differentiation Patents Sublicensed by BioTime

We acquired from BioTime a non-exclusive, world-wide, royalty-free sublicense to use certain hES differentiation patents owned by BioTime’s subsidiary ESI. The ESI patents cover methods of modulating the differentiation of hES cells by inhibiting the spontaneous differentiation of hES cells in culture. The technology will be useful in maintaining and expanding populations of undifferentiated hES cells in culture which can then be used in directed differentiation protocols to obtain cells for potential therapeutic use.

cGMP hES Cell Lines Provided by BioTime

BioTime has developed research and clinical grade hES cell lines that it markets for both basic research and therapeutic product development. BioTime will provide us with ampules of five hES cell lines produced by ESI under cGMP. These hES cell lines are among the best characterized and documented cell lines available today, including documented full genomic sequencing. These hES cell lines are included in the Stem Cell Registry of the National Institutes of Health, making them eligible for use in federally funded research. These lines may be used as alternative starting material for producing some of the hES derived cell types acquired from Geron.

Patents and Trade Secrets

The patent portfolio that we acquired from Geron includes over 400 patents and patent applications owned or licensed to Geron relating to human hES cell-based product opportunities. This portfolio consists primarily of patents and patent applications owned by Geron, and also include patent families exclusively licensed to Geron by the third parties, and assigned to us.

The patent portfolio includes patents and patent applications covering a number of cell types that can be made from hES cells, including hepatocytes (liver cells), cardiomyocytes (heart muscle cells), neural cells (nerve cells, including dopaminergic neurons and oligodendrocytes), chondrocytes (cartilage cells), pancreatic islet β cells, osteoblasts (bone cells), hematopoietic cells (blood-forming cells) and dendritic cells. Also included in the patent portfolio are technologies for growing hES cells without the need for cell feeder layers, and novel synthetic growth surfaces.

Patents and Expiration Dates

The patents we acquired from Geron and that have been licensed to us by assignment of third party licenses have been issued in certain key countries and will expire at various times.

Oligodendrocyte progenitor cells: The patent rights relevant to oligodendrocyte progenitor cells include rights licensed from the University of California and various developed patent families covering the growth of hES cells and their differentiation into neural cells. There are issued patents in the United States, Australia, China, United Kingdom, Japan, Singapore and Israel. The expiration dates of these patents range from 2023 to 2030.

Cardiomyocytes: The patent rights relevant to cardiomyocytes include various patent families covering the growth of hES cells and their differentiation into cardiomyocytes. There are issued patents in the United States, Australia, United Kingdom, Hong Kong, Korea, Japan, India, Singapore and Israel. The expiration dates of these patents range from 2022 to 2031.

Pancreatic islet cells: The patent rights relevant to pancreatic islet cells include various patent families covering the growth of hES cells and their differentiation into pancreatic islet cells. There are issued patents in the United States, Australia, Canada, United Kingdom, Hong Kong, Korea, Japan, China, Singapore and Israel. The expiration dates of these patents are in 2022.

Hepatocytes: The patent rights relevant to hepatocytes include various patent families covering the growth of hES cells and their differentiation into hepatocytes. There are issued patents in the United States, Australia, Canada, United Kingdom, Korea, India, Singapore and Israel. The expiration dates of these patents are in 2021.

Neural cells: The patent rights relevant to neural cells include various patent families covering the growth of hES cells and their differentiation into neural cells. There are issued patents in the United States, Australia, Canada, United Kingdom, Japan, China, Hong Kong, India, Korea, Singapore and Israel. The expiration dates of these patents are in 2021.

Hematopoietic cells: The patent rights relevant to hematopoietic cells include rights licensed from certain third parties and various patent families covering the growth of hES cells and their differentiation into hematopoietic cells.

There are issued patents in the United States, Australia, United Kingdom, Singapore and Israel. The expiration dates of these patents are in 2022.

Osteoblasts: The patent rights relevant to osteoblasts include various patent families covering the growth of hES cells and their differentiation into osteoblasts. There are issued patents in the Australia, United Kingdom, India, Singapore and Israel. The expiration dates of these patents are in 2022.

Chondrocytes: The patent rights relevant to chondrocytes include various patent families covering the growth of hES cells and their differentiation into chondrocytes. There are issued patents in the United States, Australia, Korea, Singapore and Israel. The expiration dates of these patents are in 2022.

Dendritic cells: The patent rights relevant to dendritic cells include rights licensed from third parties and various patent families covering the growth of hES cells and their differentiation into dendritic cells. There are issued patents in the United States, Australia, Europe, Canada, China, Hong Kong, Japan, Singapore and Israel. The expiration dates of these patents range from 2019 to 2029.

Platform patents: The platform patent rights include various patent families covering the growth of hES cells. There are issued patents in the United States, Australia, Canada, United Kingdom, Hong Kong, China, India, Japan, Singapore and Israel. The expiration dates of these patents range from 2018 to 2020.

General Risks Related to Obtaining and Enforcing Patent Protection

Our patents and patent applications are directed to compositions of matter, formulations, methods of use and/or methods of manufacturing, as appropriate. The patent positions of pharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions. Our business could be negatively impacted by any of the following:

•	the claims of any patents that are issued may not provide meaningful protection, may not provide a basis for commercially viable products or may not provide us with any competitive advantages;

•	our patents may be challenged by third parties;

•	others may have or may obtain patents that relate to our technology or business that may prevent us from marketing our product candidates unless we are able to obtain a license to those patents;

•	the pending patent applications to which we have rights may not result in issued patents;

•	we may not be successful in developing additional proprietary technologies that are patentable

In addition, others may independently develop similar or alternative technologies, duplicate any of our technologies and, if patents are licensed or issued to us, design around the patented technologies licensed to or developed by us. Moreover, we could incur substantial costs in litigation if we have to defend ourselves in patent lawsuits brought by third parties or if we initiate such lawsuits

In Europe, the European Patent Convention prohibits the granting of European patents for inventions that concern “uses of human embryos for industrial or commercial purposes.” The European Patent Office is presently interpreting this prohibition broadly, and is applying it to reject patent claims that pertain to hES cells. However, this broad interpretation is being challenged through the European Patent Office appeals system. As a result, we do not yet know whether or to what extent we will be able to obtain patent protection for our hES cell technologies in Europe.

There is a risk that any patent applications that we file and any patents that we hold or later obtain could be challenged by third parties and be declared invalid or infringing on third party claims. A patent interference proceeding may be instituted with the PTO when more than one person files a patent application covering the same technology, or if someone wishes to challenge the validity of an issued patent on patents and applications filed before March 16, 2013. At the completion of the interference proceeding, the PTO will determine which competing applicant is entitled to the patent, or whether an issued patent is valid. Patent interference proceedings are complex, highly contested legal proceedings, and the PTO’s decision is subject to appeal. This means that if an interference proceeding arises with respect to any of our patent applications, we may experience significant expenses and delay in obtaining a patent, and if the outcome of the proceeding is unfavorable to us, the patent could be issued to a competitor rather than to us. For patents and applications filed after March 16, 2013 a derivation proceeding may be initiated where the PTO may determine if one patent was derived from the work of an inventor on another patent. In addition to interference proceedings, the PTO can re-examine issued patents at the request of a third party seeking to have the patent invalidated. After March 16, 2013 an inter partes review proceeding will allow third parties to challenge the validity of an issued patent where there is a reasonable likelihood of invalidity. This means that patents owned or licensed by us may be subject to re-examination and may be lost if the outcome of the re-examination is unfavorable to us. This means that patents owned or licensed by us may be subject to re-examination and may be lost if the outcome of the re-examination is unfavorable to us.

Post Grant Review under the new America Invents Act now makes available opposition-like proceedings in the United States. As with the PTO interference proceedings, Post Grant Review proceedings will be very expensive to contest and can result in significant delays in obtaining patent protection or can result in a denial of a patent application. Also, a derivation proceeding may be instituted by the PTO or an inventor alleging that a patent or application was derived from the work of another inventor.

Oppositions to the issuance of patents may be filed under European patent law and the patent laws of certain other countries. As with the PTO interference proceedings, these foreign proceedings can be very expensive to contest and can result in significant delays in obtaining a patent or can result in a denial of a patent application.

The enforcement of patent rights often requires litigation against third-party infringers, and such litigation can be costly to pursue. Even if we succeed in having new patents issued or in defending any challenge to issued patents, there is no assurance that our patents will be comprehensive enough to provide us with meaningful patent protection against our competitors.

In addition to relying on patents, we rely on trade secrets, know-how, and continuing technological advancement to maintain our competitive position. We will enter into intellectual property, invention, and non-disclosure agreements with our employees, and it will be our practice to enter into confidentiality agreements with our consultants. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of our trade secrets and know-how, or that others may not independently develop similar trade secrets and know-how or obtain access to our trade secrets, know-how, or proprietary technology.

Licensed Stem Cell Technology and Stem Cell Product Development Agreements

Telomerase Sublicense

We received the Telomerase Sublicense from Geron in connection with our acquisition of Geron’s stem cell assets. The Telomerase Sublicense grants us an exclusive sublicense under certain patents owned by the University of Colorado’s University License Equity Holdings, Inc. relating to telomerase and entitles us to use the technology covered by the patents in the development of VAC1 and VAC2 as immunological treatments for cancer. Under the Telomerase Sublicense, we paid Geron a one-time upfront license fee of $65,000, and we will pay Geron an annual license maintenance fee of $10,000 due on each anniversary of the effective date of the agreement, and a 1% royalty on sales of any products that we may develop and commercialize that are covered by the sublicensed patents. The Telomerase Sublicense will expire concurrently with the expiration of Geron’s license. That license will terminate during April 2017 when the licensed patents expire. The Telomerase Sublicense may also be terminated by us by giving Geron 90 days written notice, by us or by Geron if the other party breaches its obligations under the sublicense agreement and fails to cure their breach within the prescribed time period, or by us or by Geron upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other party.

We are obligated to indemnify Geron, Geron’s licensor, and certain other parties for certain liabilities, including those for personal injury, product liability, or property damage relating to or arising from the manufacture, use, promotion or sale of a product, or the use by any person of a product made, created, sold or otherwise transferred by us or our sublicensees that is covered by the patents sublicensed under this agreement.

License Agreement with University of California

Geron assigned to us its Exclusive License Agreement with The Regents of the University of California for patents covering a method for directing the differentiation of multipotential human embryonic stem cells to glial-restricted progenitor cells that generate pure populations of oligodendrocytes for remyelination and treatment of spinal cord injury. Pursuant to this agreement, we have an exclusive worldwide license under such patents, including the right to grant sublicenses, to create products for biological research, drug screening, and human therapy using the licensed patents.

Under the license agreement, we will be obligated to pay the university a royalty of 1% from sales of products that are covered by the licensed patent rights, and a minimum annual royalty of $5,000 starting in the year in which the first sale of a product covered by any licensed patent rights occurs, and continuing for the life of the applicable patent right under the agreement. The royalty payments due are subject to reduction, but not by more than 50%, to the extent of any payments that we may be obligated to pay to a third party for the use of patents or other intellectual property licensed from the third party in order to make, have made, use, sell, or import products or otherwise exercise our rights under the Exclusive License Agreement. We will be obligated to pay the university 7.5% of any proceeds, excluding debt financing and equity investments, and certain reimbursements, that we receive from sublicensees, other than our affiliates and joint ventures relating to the development, manufacture, purchase, and sale of products, processes, and services covered by the licensed patent.

The license agreement will terminate on the expiration of the last-to-expire of the university's issued licensed patents. If no further patents covered by the license agreement are issued, the license agreement would terminate in 2024. The university may terminate the agreement in the event of our breach of the agreement. We can terminate the agreement upon 60 days' notice.

World-Wide Non Exclusive WARF License

On October 7, 2013 we entered into a Non-Exclusive License Agreement with the Wisconsin Alumni Research Foundation (“WARF”) under which we were granted a worldwide non-exclusive license under certain WARF patents and WARF-owned embryonic stem cell lines to develop and commercialize therapeutic, diagnostic and research products. The licensed patents include patents covering primate embryonic stem cells as compositions of matter, as well as methods for growth and differentiation of primate embryonic stem cells. The licensed stem cell lines include the H1, H7, H9, H13 and H14 human embryonic stem cell lines.

In consideration of the rights licensed to us, we have agreed to pay WARF an upfront license fee, payments upon the attainment of specified clinical development milestones, royalties on sales of commercialized products, and, subject to certain exclusions, a percentage of any payments that we may receive from any sublicenses that we may grant to use the licensed patents or stem cell lines.

The license agreement will terminate with respect to licensed patents upon the expiration of the last licensed patent to expire. We may terminate the license agreement at any time by giving WARF prior written notice. WARF may terminate the license agreement if payments of earned royalties, once begun, cease for a specified period of time or if we and any third parties collaborating or cooperating with us in the development of products using the licensed patents or stem cell lines fail to spend a specified minimum amount on research and development of products relating to the licensed patents or stem cell lines for a specified period of time.

WARF also has the right to terminate the license agreement if we breach the license agreement or become bankrupt or insolvent or if any of the licensed patents or stem cell lines are offered to creditors.

We will indemnify WARF and certain other designated affiliated entities from liability arising out of or relating to the death or injury of any person or damage to property due to the sale, marketing, use, or manufacture of products that are covered by the licensed patents, or licensed stem cells, or inventions or materials developed or derived from the licensed patents or stem cell lines.

Royalty Agreement with Geron

In connection with our acquisition of Geron’s stem cell assets, we entered into a Royalty Agreement with Geron pursuant to which we agreed to pay Geron a 4% royalty on net sales (as defined in the Royalty Agreement), by us or any of our affiliates or sales agents, of any products that we develop and commercialize that are covered by the patents Geron contributed to us. In the case of sales of such products by a person other than us or one of our affiliates or sales agents, we will be required to pay Geron 50% of all royalties and cash payments received by us or by our affiliate in respect of a product sale. Royalty payments will be subject to proration in the event that a product covered by a patent acquired from Geron is sold in combination with another product that is not covered by a patent acquired from Geron. The Royalty Agreement will terminate at the expiration or termination date of the last issued patent contributed by Geron under the Royalty Agreement. We estimate that the latest patent expiration date will be 2026.

Share Ownership in OrthoCyte and Cell Cure Neurosciences

Under the Asset Contribution Agreement, BioTime transferred to us a portion of their share ownership in two subsidiaries, OrthoCyte and Cell Cure Neurosciences. We received 10% of the shares of OrthoCyte and 6% of the ordinary shares of Cell Cure Neurosciences outstanding as of January 4, 2013.

OrthoCyte

OrthoCyte was organized in October 2010 and is developing cellular therapies to treat orthopedic disorders, diseases and injuries. Its lead products are human embryonic progenitor cell (“hEPC”) lines for cartilage repair. OrthoCyte has identified several progenitor cell lines that display chondrogenic (cartilage-producing) potential. These lines are currently in the pre-clinical testing phase to optimize effective cartilage repair.

As the population ages, osteoarthritis and spinal disc degeneration have a significant impact on mobility and health and current non-surgical treatments tend to target the reduction of pain and inflammation as opposed to repairing tissue deficits. To date, the development of cell-based therapeutics to treat damaged cartilage has met with mixed success. Autologous chondrocytes have been tested as a means to provide cartilage-producing cells but this approach is hampered by a multi-step process that first requires harvesting of chondrocytes from donor tissues, followed by in vitro culture expansion of the harvested cells. Primary chondrocytes have very limited capacity for in vitro expansion and will typically lose their biological characteristics within a short period of in vitro culture. Mesenchymal stem cells have been tested extensively as a source of cellular therapeutics for cartilage treatment but have met with very limited success, possibly as a result of their propensity to differentiate further into bone.

In a recently published study, OrthoCyte scientists, working in collaboration with scientists from BioTime’s subsidiary LifeMap Sciences, Inc., demonstrated that certain hEPC lines, derived using BioTime’s PureStem® technology, are progenitors to diverse skeletal tissues of the human body. These cell lines bear diverse molecular markers that distinguish them from each other and from mesenchymal stem cells. The molecular markers of these cell lines suggest the lines may therefore be applicable to the repair of different types of bone, cartilage, and tendon for the treatment of degenerative diseases afflicting these tissue types such as non-healing bone fractures, osteoarthritis and degeneration of intervertebral discs, and tendon tears (tendinosis).

Cell Cure Neurosciences

Cell Cure Neurosciences is an Israel-based biotechnology company focused on developing stem cell-based therapies for retinal and neurological disorders, including the development of retinal pigment epithelial cells for the treatment of macular degeneration, and treatments for multiple sclerosis. Cell Cure Neurosciences’ lead product is OpRegen™, a proprietary formulation of embryonic stem cell-derived retinal pigmented epithelial (RPE) cells developed to address the high, unmet medical needs of people suffering from age-related macular degeneration (dry AMD).

AMD is the leading cause of blindness and visual impairment in the aging population, and 30% of Americans aged 75 and older have some form of AMD. The U.S. Centers for Disease Control and Prevention estimate that about 1.8 million people in the United States have advanced stage AMD and another 7.3 million have an earlier stage and are at risk of vision impairment from the disease. Most people are afflicted with the dry form of AMD, for which there is currently no effective treatment.

Manufacturing

We are subleasing from BioTime a 24,000 square-foot building in Menlo Park, California that was previously used by Geron for research and development and manufacturing for its hES programs. The building contains cGMP-capable laboratory and research space. We have acquired cell culture and other manufacturing equipment that will need to be revalidated in order to produce products for clinical trials or for sale after obtaining FDA or foreign regulatory approval to market a therapeutic product. We will not need to manufacture products under cGMP for use in laboratory research. See “Government Regulation.”

We have also entered into a new lease for a 44,000 square foot facility in Fremont, California at which we may construct a cGMP compliant facility for the production of our product candidates, using a $4,400,000 tenant improvement allowance from the landlord. See “Office and Research Facilities.”

Marketing

Because our planned products are still in the research and development stage, we will not initially need to have our own marketing personnel. If we are successful in developing marketable products we will need to build our own marketing and distribution capability for our products, which would require the investment of significant financial and management resources, or we will need to find collaborative marketing partners, independent sales representatives, or wholesale distributors for the commercial sale of those products.

If we market products through arrangements with third parties, we may pay sales commissions to sales representatives or we may sell or consign products to distributors at wholesale prices. This means that our gross profit from product sales may be less than would be the case if we were to sell our products directly to end users at retail prices through our own sales force. On the other hand, selling to distributors or through independent sales representatives would allow us to avoid the cost of hiring and training our own sales employees. There can be no assurance we will be able to negotiate distribution or sales agreements with third parties on favorable terms to justify our investment in our products or achieve sufficient revenues to support our operations.

Competition

We face substantial competition in our business, and that competition is likely to intensify further as new products and technologies reach the market. Superior new products are likely to sell for higher prices and generate higher profit margins once acceptance by the medical community is achieved. Those companies that are successful in introducing new products and technologies to the market first may gain significant economic advantages over their competitors in the establishment of a customer base and track record for the performance of their products and technologies. Such companies will also benefit from revenues from sales that could be used to strengthen their research and development, production, and marketing resources. All companies engaged in the medical products industry face the risk of obsolescence of their products and technologies as more advanced or cost effective products and technologies are developed by their competitors. As the industry matures, companies will compete based upon the performance and cost effectiveness of their products.

The stem cell industry is characterized by rapidly evolving technology and intense competition. Our competitors include major multinational pharmaceutical companies, specialty biotechnology companies, and chemical and medical products companies operating in the fields of regenerative medicine, cell therapy, tissue engineering, and tissue regeneration. Many of these companies are well-established and possess technical, research and development, financial, and sales and marketing resources significantly greater than ours. In addition, certain smaller biotech companies have formed strategic collaborations, partnerships, and other types of joint ventures with larger, well established industry competitors that afford these companies’ potential research and development and commercialization advantages. Academic institutions, governmental agencies, and other public and private research organizations are also conducting and financing research activities which may produce products directly competitive to those we are developing.

We believe that some of our competitors are trying to develop hES cell, iPS cell, and mesenchymal stem cell -based technologies and products that may compete with our potential stem cell products based on efficacy, safety, cost, and intellectual property positions.

We may also face competition from companies that have filed patent applications relating to the cloning or differentiation of stem cells. We may be required to seek licenses from these competitors in order to commercialize certain of our proposed products, and such licenses may not be granted.

Government Regulation

Government authorities at the federal, state and local level, and in other countries, extensively regulate among other things, the development, testing, manufacture, quality, approval, distribution, labeling, packaging, storage, record keeping, marketing, import/export and promotion of drugs, biologics, and medical devices. Authorities also heavily regulate many of these activities for human cells, tissues and cellular and tissue-based products or HCT/Ps.

FDA and Foreign Regulation

We believe that the FDA will regulate most of our proposed products as biologicals. In the United States, the FDA regulates drugs and biologicals under the Federal Food, Drug and Cosmetic Act or FDCA, the Public Health Service Act, or PHSA, and implementing regulations. In addition, establishments that manufacture human cells, tissues, and cellular and tissue-based products are subject to additional registration and listing requirements, including current good tissue practice regulations. Many of our proposed products will be reviewed by the FDA staff in its Center for Biologics Evaluation and Research (CBER) Office of Cellular, Tissue and Gene Therapies.

Clinical Development

Our domestic biological products will be subject to rigorous FDA review and approval procedures. After testing in animals to evaluate the potential efficacy and safety of the product candidate, an IND must be submitted to the FDA to obtain authorization for human testing. Extensive clinical testing, which is generally done in three phases, must then be undertaken at one or more hospitals or medical centers to demonstrate optimal use, safety, and efficacy of each product in humans. Each clinical trial will also be subject to review by an independent Institutional Review Board (“IRB”) at each institution at which the trial will occur. The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution.

Clinical trials are generally conducted in three “phases.” Phase I clinical trials are conducted in a small number of healthy volunteers or volunteers with the target disease or condition to assess safety. Phase II clinical trials are conducted with groups of patients afflicted with the target disease or condition in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In some cases, an initial trial is conducted in diseased patients to assess both preliminary efficacy and preliminary safety, in which case it is referred to as a Phase I/II trial. Phase III trials are large-scale, multi-center, comparative trials and are conducted with patients afflicted with the target disease or condition in order to provide enough data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend, or terminate the clinical trial based upon the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the intended patient population. All adverse events must be reported to the FDA. Monitoring of all aspects of the study to minimize risks is a continuing process. The time and expense required to perform this clinical testing can far exceed the time and expense of the research and development initially required to create the product.

Applications for Marketing Approval

No action can be taken to market any therapeutic product in the United States until an appropriate application, which in the case of a cell therapy or vaccine product will be a Biologics License Application (BLA), has been approved by the FDA. Submission of the application is no guarantee that the FDA will find it complete and accept it for filing. If an application is accepted for filing, following the FDA’s review, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. FDA regulations also restrict the export of therapeutic products for clinical use prior to BLA approval. To date, the FDA has not granted marketing approval to any hES-based therapeutic products and it is possible that the FDA or foreign regulatory agencies may subject our product candidates to additional or more stringent review than drugs or biologicals derived from other technologies.

The FDA may grant accelerated approval status to products that treat serious or life-threatening illnesses and that provide meaningful therapeutic benefits to patients over existing treatments. Under its accelerated approval regulations, the FDA may approve a product based on a surrogate endpoint that is reasonably likely to predict clinical benefits or based on an effect on a clinical endpoint other than survival or irreversible morbidity. The applicant will then be required to conduct additional, post-approval confirmatory trials to verify and describe clinical benefit, and the product may have certain post-marketing restrictions as necessary to assure safe use. The FDA may withdraw approval granted under the traditional route or under an accelerated approval, if it is warranted. The FDA may also consider ways to use the accelerated approval pathway for rare or very rare diseases, and a new review designation has been created to help foster the innovation of promising new therapies with the potential to shorten the timeframe for conducting pivotal trials and speed up patient access to the approved product. There is no assurance that the FDA will grant accelerated approval status to any of our product candidates.

Combination Products

If we develop any products that are used with medical devices, they may be considered combination products, which are defined by the FDA to include products comprised of two or more regulated components or parts such as a biologic and a device. For example, we may seek a license from BioTime to use certain of their hydrogel products to administer one or more of our hES cell-based therapy products. When regulated independently, biologics and devices each have their own regulatory requirements. However, the regulatory requirements for a combination product comprised of a biologic administered with a delivery device can be more complex, because in addition to the individual regulatory requirements for each component, additional combination product regulatory requirements may apply. There is an Office of Combination Products at the FDA that coordinates the review of such products and determines the primary mode of action of a combination product. The definition and regulatory requirements for combination products may differ significantly among other countries in which we may seek approval of our product candidates.

Post-Approval Matters

Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment for clinical indications other than those initially targeted. Use of a product during testing and after marketing could reveal side effects that could delay, impede, or prevent FDA marketing approval, result in an FDA-ordered product recall, or in FDA-imposed limitations on permissible uses or in withdrawal of approval. For example, if the FDA becomes aware of new safety information after approval of a product, it may require us to conduct further clinical trials to assess a known or potential serious risk and to assure that the benefit of the product outweigh the risks. If we are required to conduct such a post-approval study, periodic status reports must be submitted to the FDA. Failure to conduct such post-approval studies in a timely manner may result in substantial civil or criminal penalties. Data resulting from these clinical trials may result in expansions or restrictions to the labeled indications for which a product has already been approved.

FDA Regulation of Manufacturing

The FDA regulates the manufacturing process of pharmaceutical products, and human tissue and cell products, requiring that they be produced in compliance with cGMP. See “Manufacturing.” The FDA regulates and inspects equipment, facilities, laboratories and processes used in the manufacturing and testing of products prior to providing approval to market products. If after receiving approval from the FDA, a material change is made to manufacturing equipment or to the location or manufacturing process, additional regulatory review may be required. The FDA also conducts regular, periodic visits to re-inspect the equipment, facilities, laboratories and processes of manufacturers following an initial approval. If, as a result of those inspections, the FDA determines that that equipment, facilities, laboratories or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against the manufacturer, including suspension of manufacturing operations. Issues pertaining to manufacturing equipment, facilities or processes may also delay the approval of new products undergoing FDA review.

FDA Regulation of Advertising and Product Promotion

The FDA also regulates the content of advertisements used to market pharmaceutical and biological products. Claims made in advertisements concerning the safety and efficacy of a product, or any advantages of a product over another product, must be supported by clinical data filed as part of a BLA or an amendment to a BLA, and must be consistent with the FDA approved labeling and dosage information for that product.

Foreign Regulation

Sales of pharmaceutical and biological products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Even if FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

Federal Funding of Research

The United States government and its agencies have until recently been prevented from funding research which involves the use of human embryonic tissue. President Bush issued Executive Orders on August 9, 2001 and June 20, 2007 that permitted federal funding of research on hES cells using only the limited number of hES cell lines that had already been created as of August 9, 2001. On March 9, 2009, President Obama issued an Executive Order rescinding President Bush’s August 9, 2001 and June 20, 2007 Executive Orders. President Obama’s Executive Order also instructed the National Institutes of Health to review existing guidance on human stem cell research and to issue new guidance on the use of hES cells in federally funded research, consistent with President’s new Executive Order and existing law. The NIH has adopted new guidelines that went into effect July 7, 2009. The central focus of the new guidelines is to assure that hES cells used in federally funded research were derived from human embryos that were created for reproductive purposes, were no longer needed for this purpose, and were voluntarily donated for research purposes with the informed written consent of the donors. Those hES cells that were derived from embryos created for research purposes rather than reproductive purposes, and other hES cells that were not derived in compliance with the guidelines, are not eligible for use in federally funded research.

In addition to President Obama’s Executive Order, a bipartisan bill has been introduced in the United States Senate that would allow Federal funding of hES cell research. The Senate bill is identical to one that was previously approved by both Houses of Congress but vetoed by President Bush. The Senate Bill provides that hES cells will be eligible for use in research conducted or supported by federal funding if the cells meet each of the following guidelines: (1) the stem cells were derived from human embryos that have been donated from in vitro fertilization clinics, were created for the purposes of fertility treatment, and were in excess of the clinical need of the individuals seeking such treatment; (2) prior to the consideration of embryo donation and through consultation with the individuals seeking fertility treatment, it was determined that the embryos would never be implanted in a woman and would otherwise be discarded, and (3) the individuals seeking fertility treatment donated the embryos with written informed consent and without receiving any financial or other inducements to make the donation. The Senate Bill authorizes the NIH to adopt further guidelines consistent with the legislation.

California State Regulations

The state of California has adopted legislation and regulations that require institutions that conduct stem cell research to notify, and in certain cases obtain approval from, a Stem Cell Research Oversight Committee (“SCRO Committee”) before conducting the research. Advance notice, but not approval by the SCRO Committee, is required in the case of in vitro research that does not derive new stem cell lines. Research that derives new stem cell lines, or that involves fertilized human oocytes or blastocysts, or that involves clinical trials or the introduction of stem cells into humans, or that involves introducing stem cells into animals, requires advanced approval by the SCRO Committee. Clinical trials may also entail approvals from an institutional review board (“IRB”) at the medical center at which the study is conducted, and animal studies may require approval by an Institutional Animal Care and Use Committee.

All hES cell lines that will be used in our research must be acceptably derived. To be acceptably derived, the pluripotent stem cell line must have either:

•	Been listed on the National Institutes of Health Human Embryonic Stem Cell Registry, or

•	Been deposited in the United Kingdom Stem Cell Bank, or

•	Been derived by, or approved for use by, a licensee of the United Kingdom Human Fertilisation and Embryology Authority, or

•	Been derived in accordance with the Canadian Institutes of Health Research Guidelines for Human Stem Cell Research under an application approved by the National Stem Cell Oversight Committee, or

•	Been derived in accordance with the Japanese Guidelines for Derivation; or

•	Been approved by CIRM in accordance with California Code of Regulations Title 17, Section 100081; or

•	Been derived under the following conditions:

(a)	Donors of gametes, embryos, somatic cells, or human tissue gave voluntary and informed consent;

(b)	Donors of gametes, embryos, somatic cells, or human tissue did not receive valuable consideration. This provision does not prohibit reimbursement for permissible expenses as determined by an IRB;

(c)	Donation of gametes, embryos, somatic cells, or human tissue was overseen by an IRB (or, in the case of foreign sources, an IRB-equivalent); and

(d)	Individuals who consented to donate stored gametes, embryos, somatic cells, or human tissue were not reimbursed for the cost of storage prior to the decision to donate.

Other hES lines may be deemed acceptably derived if they were derived in accordance with (a), (b), and (d) above and the hES line was derived prior to the publication of the National Academy of Sciences guidelines on April 26, 2005 and a SCRO Committee has determined that the investigator has provided sufficient scientific rationale for the need for use of the line, which should include establishing that the proposed research cannot reasonably be carried out with covered lines that did have IRB approval.

California regulations also require that certain records be maintained with respect to stem cell research and the materials used, including:

•	A registry of all human stem cell research conducted, and the source(s) of funding for this research.

•	A registry of human pluripotent stem cell lines derived or imported, to include, but not necessarily limited to:

(a)	The methods utilized to characterize and screen the materials for safety;

(b)	The conditions under which the materials have been maintained and stored;

(c)	A record of every gamete donation, somatic cell donation, embryo donation, or product of somatic cell nuclear transfer that has been donated, created, or used;

(d)	A record of each review and approval conducted by the SCRO Committee.

California Proposition 71

During November 2004, California State Proposition 71 (“Prop. 71”), the California Stem Cell Research and Cures Initiative, was adopted by state-wide referendum. Prop. 71 provides for a state-sponsored program designed to encourage stem cell research in the State of California, and to finance such research with State funds totaling approximately $295,000,000 annually for 10 years beginning in 2005. This initiative created CIRM, which will provide grants, primarily but not exclusively, to academic institutions to advance both hES cell research and adult stem cell research.

Medicare, Medicaid, and Similar Reimbursement Programs

Sales of our products will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively referred to as the ACA, enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, although the United States Supreme Court upheld the constitutionality of most of the ACA, some states have indicated that they intend to not implement certain sections of the ACA, and some members of the U.S. Congress are still working to repeal parts of the ACA. These challenges add to the uncertainty of the legislative changes enacted as part of ACA.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Employees

As of May 22, 2014, we employed 22 persons on a full-time basis. Fifteen of our employees hold Ph.D. degrees in one or more fields of science.

Office and Research Facilities

We occupy an office and research facility located at 230 Constitution Drive, Menlo Park, California under a sublease from BioTime. The building on the leased premises contains approximately 24,080 square feet of space. The lease is for a term of three years commencing January 7, 2013. We will pay base rent of $31,785.60 per month, plus real estate taxes and certain costs of maintaining the leased premises. As additional consideration for the lease, BioTime has issued 73,553 BioTime common shares to the landlord. BioTime has registered those shares under the Securities Act.

BioTime may assign the lease to us outright at any time after we have obtained at least $10,000,000 in equity capital through the sale of capital stock for cash, or we have a class of capital stock registered under Section 12 of the Exchange Act; provided that we must agree in writing to assume, to be bound by, and to perform the terms, covenants and conditions of the lease. We expect that the conditions to the assignment will be met.

On December 30, 2013, we entered into a new lease for an office and research facility located at 6300 Dumbarton Circle, Fremont, California. The building on the leased premises contains approximately 44,000 square feet of space. The landlord will provide us with a tenant improvement allowance of $4,400,000, which we plan to use to construct a laboratory and production facility that can be used to produce human embryonic stem cells and related products under cGMP. The landlord’s obligation to fund the tenant improvement allowance will expire in 18 months with respect to any portion of the allowance not expended by then.

The lease is for a term of 96 months. The term commencement date is October 1, 2014.

We will pay base monthly rent of $99,000 during the first 12 months commencing on the term commencement date, except that during the first 15 months of the lease term, we will pay base rent on only 22,000 square feet rather than 44,000 square feet provided that we are not in default in performing our obligations under the lease beyond any notice and cure periods. Base monthly rent will increase by approximately 3% annually.

In addition to monthly base rent we will pay all real estate taxes, insurance, a management fee in the amount of 3% of base rent, and the cost of maintenance, repair and replacement of the leased premises. During the first 15 months of the lease term, we will pay only 50% of the real estate taxes assessed on the premises provided that we are not in default in performing our obligations under the lease beyond any notice and cure periods. However, if any improvements or alterations to the premises that we construct or add are assessed for real property tax purposes at a valuation higher than the valuation of the improvements on the leased premises on the date we signed the lease, we will pay 100% of the taxes levied on the excess assessed valuation.

We have two options to extend the lease term by five years each. Base rent for each five-year option period shall equal the then-current fair market value, including annual fair market increases. The fair market rent for an option period will be determined by us and the landlord based on the then current market rent for comparable office and laboratory space in the Fremont/Newark market. If we and the landlord fail to reach an agreement on the fair market rent, the rent will be set through an arbitration procedure in which we and the landlord will each present our proposed fair market rent and the arbitrator will select the amount that the arbitrator determines more closely represents the fair market rent.

We and the landlord have agreed to indemnify each other against certain liabilities arising under laws pertaining to the presence of hazardous materials at, on, or about the leased premises. Our indemnity of the landlord will pertain to any hazardous materials that are brought to or released at the premises in violation of applicable laws after we signed our lease. The landlord’s indemnity of us will pertain to any hazardous materials that are present at the premises in violation of applicable laws prior to the date we signed the lease.

Legal Proceedings

From time to time, we may be involved in routine litigation incidental to the conduct of our business.  We are not presently a party to any legal proceedings.

MANAGEMENT

Directors

Alfred D. Kingsley, 71, joined our Board of Directors and became Chairman of the Board during September 2012 and Executive Chairman during March 2014. Mr. Kingsley is Chairman of the Board of BioTime. Mr. Kingsley has been general partner of Greenway Partners, L.P., a private investment firm, and President of Greenbelt Corp., a business consulting firm, since 1993. Greenbelt Corp. served as BioTime’s financial advisor from 1998 until June 30, 2009. Mr. Kingsley was Senior Vice-President of Icahn and Company and its affiliated entities for more than 25 years. Mr. Kingsley holds a BS degree in economics from the Wharton School of the University of Pennsylvania, and a J.D. degree and LLM in taxation from New York University Law School.

Mr. Kingsley’s long career in corporate finance and mergers and acquisitions includes substantial experience in helping companies to improve their management and corporate governance, and to restructure their operations in order to add value for shareholders. Mr. Kingsley has been instrumental in structuring our initial equity financings, and in negotiating the Asset Contribution Agreement with Geron. Mr. Kingsley, along with entities that he controls, is currently BioTime’s second largest shareholder.

Richard T. LeBuhn, 49, has served since June 2006 as Senior Vice President of Broadwood Capital, Inc., the investment manager of Broadwood Partners, L.P. Previously, Mr. LeBuhn was Principal of Broadfield Capital Management, LLC, a private investment firm, from 2005 to 2006, and Vice President of Derchin Management, a private investment firm, from July 2002 to May 2005. Earlier in his career, Mr. LeBuhn founded and was Managing Member of Triple Eight Capital, LLC, an investment analysis and financial advisory firm, was Managing Director of Craig Drill Capital, Inc., a private investment firm, and served as an operating business manager for Chubb and Son, Inc., the property and casualty insurance division of The Chubb Corporation. Mr. LeBuhn received a MBA in Finance with Distinction from Columbia University Graduate School of Business in 1996. He received a BA in Economics from St. Lawrence University in 1988. Mr. LeBuhn currently serves as a director of Comarco, Inc.

Mr. LeBuhn’s qualifications to serve on our Board include, amongst others, his extensive experience as an investor in public companies, his extensive financial analyst background, his financial and management expertise, and his ability to provide advice on various matters, including matters pertaining to corporate governance.  Mr. LeBuhn is Senior Vice President of the investment manager of Broadwood Partners, L.P., which is BioTime’s largest shareholder.

Thomas B. Okarma, Ph.D., M.D., 68, has served as a director since our formation in September 2012 and served as our Chief Executive Officer from September 2012 until April 2014. Dr. Okarma served as President and Chief Executive Officer of Geron Corporation, and as a member of Geron’s Board of Directors, from July 1999 until February 2011. Dr. Okarma also served as Vice President of Research and Development and as Vice President of Cell Therapies of Geron before becoming its Chief Executive Officer. Dr. Okarma currently serves on the industrial advisory board of directors of CIRM and was a member of the Board of Directors of the Biotechnology Industry Organization (BIO) for 10 years. He was Chairman of the Board of Overseers of Dartmouth Medical School from 2001 to 2006. In 1985, Dr. Okarma founded Applied Immune Sciences, Inc., a biotechnology company using living cell infusions to achieve therapeutic effect in disease treatment, and served initially as Vice President of Research and Development and then as Chairman, Chief Executive Officer and a director of that company until 1995 when it was acquired by Rhone-Poulenc Rorer, a global pharmaceutical company with core competencies in life sciences, applied chemistry, specialty chemicals and chemical intermediaries. Dr. Okarma was a Senior Vice President at Rhone-Poulenc Rorer from the time of the acquisition of Applied Immune Sciences until December 1996. From 1980 to 1992, Dr. Okarma was a member of the faculty of the Department of Medicine at Stanford University School of Medicine. Dr. Okarma holds an A.B. from Dartmouth College, a M.D. and Ph.D. from Stanford University and is a graduate of the Executive Education program of the Stanford Graduate School of Business.

Our Board of Directors has determined not to nominate Thomas Okarma for re-election as a director at our 2014 annual meeting of stockholders.

Robert W. Peabody, 59, has been our Chief Financial Officer since June 2013 and is Senior Vice-President, Chief Operating Officer, and Chief Financial Officer of BioTime. Mr. Peabody joined BioTime in October 2007 as its Senior Vice-President and Chief Operating Officer also served on an interim basis as Chief Financial Officer from September 2010 until October 2011. Mr. Peabody reassumed the role as Chief Financial Officer in May 2013. Prior to joining BioTime, Mr. Peabody served as a Vice-President of Advanced Cell Technology, Inc., and also served on their board of directors from 1998 to 2006. Prior to joining ACT, Mr. Peabody spent 14 years as a Regional Controller for Ecolab, Inc., a Fortune 500 specialty chemical manufacturer and service company. He has also been an audit manager for Ernst and Young where he was a Certified Public Accountant on the audit staff serving the firm's clients whose shares are publicly traded. Mr. Peabody received a Bachelor Degree in Business Administration from the University of Michigan

Mr. Peabody brings to our Board many years of experience as a senior executive and in accounting and financial reporting, including in the stem cell and biotechnology industry as Chief Financial Officer of our parent company BioTime and as Vice President and director of Advance Cell Technology

Judith Segall, 60, has been our Corporate Secretary since September 2012, and has served as a Vice President and as Secretary of BioTime since 1990. Ms. Segall also serves on the Board of Directors of BioTime. Ms. Segall received a B.S. in Nutrition and Clinical Dietetics from the University of California at Berkeley in 1989.

Ms. Segall brings to our Board more than 23 years of experience as an executive and director of BioTime.  During that time, she has developed a wealth of knowledge of business operations and management.

Michael D. West, Ph.D., 61, was appointed President and Chief Executive Officer during April 2014, after serving as Vice President of Technology Integration since March 2013 and as a Vice President and as a director since September 2012. Dr. West has been Chief Executive Officer of BioTime since October 2007, and has served on BioTime’s Board of Directors since 2002. Prior to becoming BioTime’s Chief Executive Officer, Dr. West served as Chief Executive Officer, President, and Chief Scientific Officer of Advanced Cell Technology, Inc., a company engaged in developing human stem cell technology for use in regenerative medicine. Dr. West also founded Geron Corporation, and from 1990 to 1998 he was a director and Vice-President of Geron, where he initiated and managed programs in telomerase diagnostics, oligonucleotide-based telomerase inhibition as anti-tumor therapy, and the cloning and use of telomerase in telomerase-mediated therapy wherein telomerase is utilized to immortalize human cells. From 1995 to 1998 he organized and managed the research between Geron and its academic collaborators, James Thomson and John Gearhart, that led to the first isolation of human embryonic stem and human embryonic germ cells. Dr. West received a B.S. Degree from Rensselaer Polytechnic Institute in 1976, an M.S. Degree in Biology from Andrews University in 1982, and a Ph.D. from Baylor College of Medicine in 1989 concentrating on the biology of cellular aging.

Dr. West is an internationally renowned pioneer and expert in stem cell research, and has extensive academic and business experience in age-related degenerative diseases, telomerase molecular biology, and human embryonic stem cell research and development. Dr. West brings to our Board the proven ability to conceive of and manage innovative research and development programs that have made scientifically significant discoveries in the field of human embryonic stem cells, and the ability to build companies focused on the great potential of regenerative medicine.

Director Independence

We have elected to apply the standards of the NYSE MKT for determining the “independence” of our directors. Our Board of Directors has determined that Richard LeBuhn, qualifies as “independent” in accordance with Section 803(A) of the NYSE MKT Company Guide. During the review, our Board of Directors considered relationships and transactions during 2013 and during the past three fiscal years between each director or any member of his immediate family, on the one hand, and our company and our affiliates, on the other hand. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. The only compensation or remuneration that we provide to Mr. LeBuhn during his tenure as a director is compensation as a non-employee director. Neither Mr. LeBuhn nor any members of his family have participated in any transaction with us that would disqualify him as an “independent” director under the standard described above.

Michael D. West and Robert W. Peabody do not qualify as “independent” because they are our executive officers or employees and are executive officers and employees of our parent company, BioTime. Alfred D. Kingsley does not qualify as “independent” because he is an executive officer of certain BioTime subsidiaries and Judith Segall does not qualify as “independent” because she is an officer and employee of BioTime.  Dr. Okarma does not qualify as independent because he served as our President and Chief Executive Officer until April 2014.

Committees

Audit Committee

We presently do not have an Audit Committee and the Board of Directors as a whole will perform the tasks that an Audit Committee would otherwise perform, including engaging our independent registered public accountants and reviewing their performance and approving their fees, planning the scope and reviewing the results of the audit of our financial statements, and reviewing our accounting and financial reporting procedures and controls. The “Disinterested Directors” as defined in our Related Person Transaction Policy will approve transactions that otherwise would require approval by the Audit Committee under that policy. See “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Certain Relationships and Related Transactions.” Although we may form an Audit Committee in the future, there is no assurance as to when or whether we will be able to do so.

Compensation Committee

We presently do not have a Compensation Committee and the Board of Directors as a whole will approve the compensation of our executive officers. Executive officers who also serve on the Board of Directors do not vote on matters pertaining to their own personal compensation. Although we may form a Compensation Committee in the future, there is no assurance as to when or whether we will be able to do so.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, and a Code of Ethics for Designated Senior Financial Managers that applies to our chairman, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and such other of our personnel as may be designated by the Chairman of our Audit Committee, if we form an Audit Committee. Our Code of Business Conduct and Ethics and our Code of Ethics for Designated Senior Financial Managers will be available on our website. We intend to disclose any amendments to the Codes of Business Conduct and Code of Ethics, or any waivers of its requirements, on our website.

Compensation of Directors

Directors and members of committees of the Board of Directors who are our salaried employees or officers are entitled to receive compensation as employees or officers but are not compensated for serving as directors or attending meetings of the Board or committees of the Board. All directors are entitled to reimbursements for their out-of-pocket expenses incurred in attending meetings of the Board or committees of the Board.

For 2013, each director who is not an Asterias officer or employee, other than the Chairman of the Board of Directors, received an annual fee of $15,000 in cash, plus $1,000 for each regular or special meeting of the Board attended, and options to purchase 20,000 Series B Shares under our 2013 Equity Incentive Plan. For 2013, the Chairman of the Board of Directors received an annual fee of $50,000 in cash, plus $1,000 for each regular or special meeting of the Board attended, and options to purchase 75,000 Series B Shares under our 2013 Equity Incentive Plan.

The annual fee of cash will be paid, and the stock options granted will vest and become exercisable, in four equal quarterly installments, provided that the director remains a director on the last day of the applicable quarter. The options will expire if not exercised five years from the date of grant.

Because we are a subsidiary of BioTime, directors are also eligible to receive stock options or to purchase restricted stock under the BioTime’s 2012 Equity Incentive Plan. An award to any of our directors under BioTime’s 2012 Equity Incentive Plan may be made only if approved by the BioTime Board of Directors or by its compensation committee.

We did not pay any compensation during the fiscal year ended December 31, 2012 to any of our directors for serving on our Board of Directors.

The following table summarizes certain information concerning the compensation paid during the past fiscal year to each of the current members of the Board who served as directors during the year ended December 31, 2013 and who were not our employees on the date the compensation was earned.

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Alfred D. Kingsley	$42,500	$83,624	$126,124
Andrew C. von Eschenbach (2)	$24,000	$22,300	$46,300
Franklin M. Berger (2)	$24,750	$21,693	$46,443
Henry L. Nordhoff (2)	$8,250	$22,058	$30,308

(1)	During 2013, our directors who are not salaried employees of Asterias each received an award of stock options entitling them to purchase 20,000 Series B Shares as partial compensation for serving on the Board of Directors for a period of one year, except that Mr. Kingsley received 75,000 stock options as partial compensation for serving in his capacity as Chairman of the Board. The options will vest and become exercisable in equal quarterly installments over a one-year period, but must be reported here at the aggregate grant date fair value, as if all options were fully vested and exercisable at the date of grant. Values are computed in accordance with FASB Accounting Standards Codification (ASC) Topic 718. We used the Black-Sholes-Merton Pricing Model to compute option fair values based on applicable exercise and stock prices, an expected option term of seven years, volatility ranging from 69.99% to 72.15%, and bond equivalent yield discount rates ranging from 0.42% to 0.73% depending on the date of grant.

(2)	Mr. Berger resigned from our Board of Directors in March 2014. Dr. von Eschenbach and Mr. Nordhoff resigned from our Board of Directors during April 2014.

Executive Officers

Michael D. West serves as our President and Chief Executive Officer and Robert W. Peabody serves as our Chief Financial Officer. Their biographies are included above under “Directors”. Our other executive officers are Jane S. Lebkowski, Ph.D., President of Research and Development and Katharine Spink, Ph.D., Vice President and Chief Operating Officer.

Jane S. Lebkowski, Ph.D., 58, became our President of Research and Development during March 2013 after a thirteen year career at Geron where she served as Senior Vice President, Cell Therapies from 2004 to 2011, and also as Chief Scientific Officer from 2009 to 2011. From August 1999 until January 2004, Dr. Lebkowski served as Vice President of Cell Therapies, and from April 1998 until August 1999, she served as Senior Director, Cell and Gene Therapies at Geron. Dr. Lebkowski managed research and development of Geron’s immunotherapy products for cancer treatment and its hES based products for regenerative medicine. Prior to joining Geron, she spent more than ten years at Applied Immune Sciences and then at Rhone Poulenc Rorer, which acquired Applied Immune Sciences in 1995, advancing from research scientist to Vice President of Research and Development. Dr. Lebkowski has co-authored numerous scientific publications. Dr. Lebkowski holds a B.S. in Chemistry and Biology from Syracuse University, and a Ph.D. from Princeton University.

Katharine Spink, Ph.D., 40, became our Vice President and Chief Operating Officer during March 2013, after an eight year career at Geron where she served as Senior Vice President of Alliance Management and Cell Therapy Product Development, and of Operations, Cell Therapies during 2011; Vice President of Operations, Regenerative Medicine Programs from 2009 to 2011; and Senior Director of Program Operations, Regenerative Medicine from 2008 to 2009. From January 2007 until January 2008, Dr. Spink served as Program Director for Cardiovascular Disease, and was Assistant Director, and then Associate Director of Corporate Development during 2003 to 2006. Dr. Spink holds a B.A. in Biochemistry from Rice University, and a Ph.D. in Cancer Biology from Stanford University School of Medicine.

Other Key Employees

Casey Case, Ph.D., 59, became our Senior Vice President of Research and Nonclinical Development in March 2014.  Before joining Asterias, Dr. Case served as Executive Vice President of Research at SanBio Inc. from 2006 to 2014, developing cell therapies for stroke and neurodegenerative conditions.  Previously, Dr. Case was Vice President of Research and Operations at Sangamo Biosciences Inc. from 1997to 2005, Director of Cell Biology at Tularik Inc. from 1993 to 1997, and Director of Transcription Research at OSI Pharmaceuticals Inc. from 1989 to 1993. Dr. Case received his Ph.D. in Biochemistry from the University of California, Davis in 1985, and did postdoctoral research at UCLA from 1985 to 1989.  Dr Case and has over 40 issued patents.

Edward D. Wirth, III, M.D., Ph.D., 49, became our Chief Translational Officer during March 2013 after serving as Chief Science Officer at InVivo Therapeutics Corporation from 2011 to 2012. From 2004 to 2011, Dr. Wirth served as Medical Director for Regenerative Medicine at Geron Corporation, where he led the world’s first clinical trial of a human embryonic stem cell derived product, GRNOPC1 in patients with subacute spinal cord injuries. Dr. Wirth held academic appointments at Rush-Presbyterian St. Luke’s Medical Center and at the University of Chicago from 2002 to 2004, and was a member of the faculty of the University of Florida from 1996 to 2002. Dr. Wirth received his Ph.D. and M.D. and from the University of Florida in 1992 and 1994, respectively.

EXECUTIVE COMPENSATION

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

We did not have a Compensation Committee until June 2013. The compensation of our executive officers for the fiscal year ended December 31, 2013 was determined by our Board of Directors. Executive officers who also serve as directors do not vote on matters pertaining to their own personal compensation.

Compensation Discussion and Analysis

Because we are a recently formed company in the start-up stage we are only beginning to formulate our executive compensation policies. During 2012, Dr. Thomas Okarma who served as our President and Chief Executive Officer from September 2012 until April 2014, was our only executive officer who received a salary or other compensation from us. During 2012, Dr. Okarma received a salary of $50,000 per year that was prorated for the portion of the year that he was employed by us. Dr. Okarma's salary was considered to be an interim part-time arrangement while we were making arrangements to acquire our first assets and to establish our initial research and development programs.

In 2012, Dr. Okarma also received a grant of stock options to purchase 50,000 BioTime common shares at an exercise price of $3.45 per share under BioTime’s 2012 Equity Incentive Plan. The options granted to Dr. Okarma will vest and thereby become exercisable in four equal quarterly installments, based upon his continued employment by us or by BioTime or another BioTime subsidiary, and shall expire in seven years from the date of grant. The grant of the BioTime stock options to Dr. Okarma was approved by BioTime’s Compensation Committee and Board of Directors. The unvested portion of Dr. Okarma's options became subject to forfeiture upon the termination of his employment on April 10, 2014.

We have entered into a new Employment Agreement with Dr. Okarma, and Employment Agreements with Dr. Lebkowski and Dr. Spink. Drs. Okarma, Lebkowski and Spink received a base salary of $400,000, $275,000, and $225,000, respectively, and in March 2013, each received a grant of options to purchase 1,000,000, 400,000 and 200,000 Series B Shares, respectively. The options granted have an exercise price of $2.34 per share, which is based on the fair market value of our Series B Common Stock as determined by our Board of Directors, and will vest, and thereby become exercisable, in 48 equal monthly installments based upon the executive’s continued employment or service on our Board of Directors, and will expire if not exercised in seven years from the date of grant. The vesting of the options granted to Dr. Okarma began on the date of grant, as he was a full-time employee. The unvested portion of Dr. Okarma’s options became subject to forfeiture upon the termination of his employment on April 10, 2014. However, under the terms of Dr. Okarma’s employment agreement, Dr. Okarma is entitled to receive as severance compensation the payment of his base salary for a period of six months and 50% of his unvested options will vest, provided that (i) he executes a general release of all claims against Asterias and all “Related Companies,” in a form prescribed by us, and (ii) he returns all property in his possession belonging us and any Related Companies. A “Related Company” means one or more members of a consolidated group of which Asterias is a part, and includes BioTime and its other subsidiaries. The cash severance compensation may be paid in a lump sum or, at our election, in installments consistent with the payment of Dr. Okarma's salary while employed by us, subject to such payroll deductions and withholdings as are required by law. The vesting of the options granted to Dr. Lebkowski and Dr. Spink began on the respective dates on which they became full-time employees.

The Employment Agreements of our executive officers contain provisions entitling them to severance benefits in the event that their employment is terminated by us without “cause” or following a “Change of Control” of Asterias. If we terminate Dr. Lebkowski’s or Dr. Spink’s employment without “cause” as defined in their respective Employment Agreements, the terminated executive will be entitled to severance benefits, consisting of payment of three months base salary if the executive has been employed by us for one year or less, or six months base salary, if the executive has been employed by us for more than one year, and 50% of the executive’s then unvested Asterias stock options will vest. The cash severance compensation may be paid in a lump sum or, at our election, in installments consistent with the payment of the executive’s salary while employed by us. If a termination of the executive’s employment without “cause” occurs within twelve months following a “Change of Control,” the executive will be entitled to twelve months base salary, payable in a lump sum, and 100% of his or her then unvested Asterias options will vest. In order to receive the severance benefits, the executive must execute a general release of all claims against us and must return all our property in the executive’s possession.

“Change of Control” means (A) the acquisition of our voting securities by a person or an Affiliated Group entitling the holder to elect a majority of our directors; provided, that an increase in the amount of voting securities held by a person or Affiliated Group who on the date of the Employment Agreement beneficially owned (as defined in Section 13(d) of the Exchange Act, and the regulations thereunder) more than 10% of our voting securities shall not constitute a Change of Control; and provided, further, that an acquisition of voting securities by one or more persons acting as an underwriter in connection with a sale or distribution of voting securities shall not constitute a Change of Control, (B) the sale of all or substantially all of our assets; or (C) a merger or consolidation in which we merge or consolidate into another corporation or entity in which our shareholders immediately before the merger or consolidation do not own, in the aggregate, voting securities of the surviving corporation or entity (or the ultimate parent of the surviving corporation or entity) entitling them, in the aggregate (and without regard to whether they constitute an Affiliated Group) to elect a majority of the directors or persons holding similar powers of the surviving corporation or entity (or the ultimate parent of the surviving corporation or entity). A Change of Control shall not be deemed to have occurred if all of the persons acquiring our voting securities or assets, or merging or consolidating with us, are one or more of our direct or indirect subsidiaries or parent corporations. “Affiliated Group” means (A) a person and one or more other persons in control of, controlled by, or under common control with, such person; and (B) two or more persons who, by written agreement among them, act in concert to acquire voting securities entitling them to elect a majority of our directors. “Person” includes both people and entities.

The Employment Agreements of our executive officers have been approved by our Board of Directors. Mr. Okarma did not participate in the approval of his Employment Agreement by the Board. Dr. Okarma’s compensation under his Employment Agreement was approved by the BioTime Board of Directors and the grant of BioTime options to him was approved by BioTime’s Board of Directors and its Compensation Committee.

Robert W. Peabody became our Chief Financial Officer during June 2013. During 2013, Mr. Peabody received a base salary of $100,000 and, in June 2013, he was granted options to purchase 125,000 Series B Shares at a price of $2.34 per share. The options granted to Mr. Peabody will vest, and thereby become exercisable, in 48 equal monthly installments based upon his continued employment, and will expire if not exercised in seven years from the date of grant.

Michael D. West became our Vice President of Technology Integration during March 2013 and became our President and Chief Executive Officer during April 2014. Dr. West is the Chief Executive Officer of BioTime and will provide services to us on a part-time basis. During 2013, Mr. West received a base salary of $50,000 and, in March 2013, he was granted options to purchase 100,000 Series B Shares at a price of $2.34 per share. The options granted to Dr. West will vest, and thereby become exercisable, in 48 equal monthly installments based upon his continued employment, and will expire if not exercised in seven years from the date of grant.

Elements of Executive Compensation

Our compensation policies will be influenced by the need to attract and retain executives with the scientific and management expertise to conduct our research and product development program in a highly competitive industry dominated by larger, more highly capitalized companies. The compensation we provide our executive officers generally will have the following primary components, some of which may be provided under BioTime employee benefit plans that permit the participation of employees of BioTime subsidiaries:

•	base salary;

•	annual cash bonuses based on corporate and individual performance;

•	long-term incentives in the form of stock options;

•	health insurance; and

•	401(k) plan participation with employer contributions

In determining compensation for our executive officers, the Board of Directors will consider a variety of factors, including:

•	our growth and progress in scientific research;

•	extraordinary performance by an individual during the year;

•	retention concerns;

•	the executive’s tenure and experience;

•	the executive’s historical compensation;

•	market data; and

•	fairness

In reviewing each executive’s overall compensation, our Board of Directors will consider an aggregate view of base salary and bonus opportunities, previous stock option grants, and the dollar value of benefits and perquisites. Executive compensation will also be influenced by the cost of living in the San Francisco Bay Area. These factors will be balanced against our financial position and capital resources. The Board of Directors may consider the implementation of performance based bonus programs under which awards would be based upon the attainment of pre-set quantified bench marks or goals. In evaluating the compensation of executive officers, the Board of Directors will consider input from the Chief Executive Officer and such other executive officers who they believe would be most familiar with the performance of particular executives.

Because we are a new company, our compensation policies are still evolving and in the course of our growth we may implement new compensation plans and policies and modify existing ones. The Board of Directors may engage the services of an independent executive compensation consulting firm to review our current compensation plans and procedures and to provide additional information about comparative compensation offered by peer companies, market survey information, and information about trends in executive compensation.

Stock Option Awards

Stock options will be an important part of the compensation packages for our employees, directors, and consultants. We strongly believe that attracting and retaining the services of employees, directors, and consultants depends in great measure upon our ability to provide the kind of incentives that are derived from the ownership of stock and stock options, which are offered by competing pharmaceutical development and bio-technology companies. This is especially true for us since the base compensation that we may offer may be lower than the compensation packages offered by larger competing companies. For these reasons, we have adopted an Equity Incentive Plan with the approval of our Board of Directors.

Our stock options program is intended to align the long-term interests of executives with the interests of shareholders by offering potential gains if our stock price increases, and to provide incentives for employees to work towards our long-term success by using vesting schedules over several years. Because of the direct relationship between the value of a stock option and the increased market price of our common stock after the grant date, we feel that stock options will be important to motivate our executive officers and employees to manage our affairs in a manner that is consistent with both the long-term interests of our shareholders and our business objectives.

Our Equity Incentive Plan also permits the sale of restricted stock or the grant of restricted stock units in lieu of granting stock options, and the grant of stock appreciation rights that may be granted alone or in tandem with options. Although we have not sold restricted stock or granted restricted stock units or stock appreciation rights to executives, we may do so in the future. The purchase of restricted stock may require the executive to make a current financial commitment to the company, which we believe may strengthen the executive’s ties to the company. The purchase of restricted stock may also offer long-term tax advantages to the executives. See “Equity Incentive Plan.”

So long as we are a subsidiary of BioTime, our directors, officers, employees, and consultants will also be eligible to receive stock options from BioTime under the terms of BioTime’s 2012 Equity Incentive Plan. The BioTime stock options held by our Chief Executive Officer were granted under the terms of the BioTime 2012 Equity Incentive Plan. BioTime’s Board of Directors, including those directors who are “independent” under the rules of the NYSE MKT, approved the grant of options to Dr. Okarma during 2012 in the amount disclosed under the “Grants of Plan-Based Awards” table shown below.

The following tables show certain information relating to the compensation of our former Chief Executive Officer, our President, Research and Development, our Vice President and Chief Operating Officer, our current President and Chief Executive Officer who served as Vice President of Technology Integration during 2013, and our Chief Financial Officer who were our only executive officers whose compensation exceeded $100,000 during 2013, who are collectively referred to as the “Named Executive Officers.” Thomas Okarma was the former President and Chief Executive Officer. Michael West is the current President and Chief Executive Officer.

SUMMARY COMPENSATION TABLE

Name	Principal Position	Year	Salary	Bonus	Option Awards (1)		All other Compensation (10)	Total

Thomas B. Okarma(2)	Chief Executive Officer	2013	$400,000	$-	$1,420,262	(3)	$-	$1,820,262
		2012	$13,462	$-	$140,311	(4)	$-	$153,773
Jane Lebkowski	President, Research and Development	2013	$177,604	$-	$568,105	(5)	$1,146	$746,855
Katharine Spink	Vice President and Chief Operating Officer	2013	$157,500	$-	$284,052	(6)	$5,156	$446,708
Michael D. West(7)	Chief Executive Officer	2013	$37,500	$-	$142,026	(8)	$-	$179,526
Robert W. Peabody	Chief Financial Officer	2013	$62,500	$-	$166,685	(9)	$-	$229,185

(1)	Option awards are valued at the aggregate grant date fair value, as if all options were fully vested and exercisable at the date of grant. Values are computed in accordance with FASB Accounting Standards Codification (ASC) Topic 718. We used the Black-Sholes-Merton Pricing Model to compute option fair values based on applicable exercise and stock prices, an expected option term of seven years, volatility ranging from 71.61% to 76.16%, and bond equivalent yield discount rates ranging from 0.66% to 1.105% depending on the date of grant.

(2)	Dr. Okarma’s employment as President and Chief Executive Officer was terminated during April 2014.

(3)	Dr. Okarma was granted options to purchase 1,000,000 Series B Shares under the 2013 Equity Incentive Plan.

(4)	The options were granted by BioTime under its 2012 Equity Incentive Plan.

(5)	Dr. Lebkowski was granted options to purchase 400,000 Series B Shares under the 2013 Equity Incentive Plan.

(6)	Dr. Spink was granted options to purchase 200,000 Series B Shares under the 2013 Equity Incentive Plan.

(7)	Dr. West was appointed President and Chief Executive Officer during April 2014. During 2013 Dr. West served as Vice President of Technology Integration.

(8)	Dr. West was granted options to purchase 100,000 Series B Shares under the 2013 Equity Incentive Plan.

(9)	Mr. Peabody was granted options to purchase 125,000 Series B Shares under the 2013 Equity Incentive Plan.

(10)	Other compensation consists entirely of employer contributions to employee accounts under BioTime’s 401(k) plan in which employees of BioTime subsidiaries, including Asterias, are entitled to participate.

Grants of Plan-Based Awards

The following tables show certain information relating to the grant of stock options to our Named Executive officers during the year ended December 31, 2013 under our Equity Incentive Plan.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Thomas B. Okarma (3)	March 10, 2013	1,000,000	$2.34	$1,420,262
Jane Lebkowski	March 10, 2013	400,000	$2.34	$568,105
Katharine E. Spink	March 10, 2013	200,000	$2.34	$284,052
Michael D. West	March 10, 2013	100,000	$2.34	$142,026
Robert W. Peabody	June 24, 2013	125,000	$2.34	$166,685

(1)	Represents Asterias Series B Shares. All of the stock options have a term of seven years.

(2)	Represents the aggregate grant date fair value, as if all options were fully vested and exercisable at the date of grant, pursuant to ASC Topic 718. We use the Black-Scholes-Merton Pricing Model to compute option fair values.

(3)	Dr. Okarma’s employment as President and Chief Executive Officer was terminated during April 2014.

Stock Options Outstanding at Year End

The following table summarizes certain information concerning Asterias stock options held by our Named Executive Officers as of December 31, 2013, and stock options to purchase BioTime common shares granted to our former President and Chief Executive Officer under BioTime’s 2012 Equity Incentive Plan (as footnoted below).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Plan Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Thomas B. Okarma	BioTime 2012 Equity Incentive Plan	50,000	(1)	—	$3.45	December 20, 2019
	Asterias 2013 Equity Incentive Plan	187,500	(2)	812,500	$2.34	March 9, 2020
Jane Lebkowski	Asterias 2013 Equity Incentive Plan	41,666	(2)	358,334	$2.34	March 9, 2020
Katharine E. Spink	Asterias 2013 Equity Incentive Plan	20,833	(2)	179,167	$2.34	March 9, 2020
Michael D. West	Asterias 2013 Equity Incentive Plan	18,750	(2)	81,250	$2.34	March 9, 2020
Robert W. Peabody	Asterias 2013 Equity Incentive Plan	15,625	(2)	109,375	$2.34	June 23, 2020

(1)	These options are exercisable for BioTime common shares and became exercisable in four equal quarterly installments during the term of Dr. Okarma’s employment by Asterias.

(2)	These options are exercisable for Asterias Series B Shares and become exercisable in 48 equal monthly installments during the term of employment by Asterias.

Equity Incentive Plan

We have adopted an Equity Incentive Plan (the “Plan”) under which we have reserved 4,500,000 shares of common stock for the grant of stock options or the sale of restricted stock (“Restricted Stock’). We may also grant stock appreciation rights (“SARs”) and hypothetical units issued with reference to common stock (“Restricted Stock Units”) under the Plan. Initially, we will issue Series B Shares under the Plan but upon the conversion of all of our outstanding Series B Shares into Series A Shares we will issue Series A Shares under the Plan. The Plan also permits us to issue such other securities as our Board of Directors or a Compensation Committee administering the Plan may determine.

No options, Restricted Stock, Restricted Stock Units, or SARs (“Awards”) may be granted under the Plan more than ten years after the date upon which the Plan was adopted by the Board of Directors, and no options or SARS granted under the Plan may be exercised after the expiration of ten years from the date of grant.

Awards may be granted under the Plan to our employees, directors, and consultants, and those of any subsidiaries that we may form or acquire. The Plan will be administered by our Board of Directors or by a Compensation Committee of our Board of Directors, who will make all determinations with regard to the grant and terms of Awards, subject to the terms of the Plan. Awards may vest and thereby become exercisable, or have restrictions or forfeiture provisions lapse, in periodic installments or upon the attainment of performance goals, or upon the occurrence of specified events as determined by the Board or the Committee. The Board or Committee, in its discretion, may accelerate the vesting of an Award after the date of grant.

No person shall be granted, during any one year period, options to purchase, or SARs with respect to, more than 1,000,000 shares in the aggregate, or any Awards of Restricted Stock or Restricted Stock Units with respect to more than 500,000 shares in the aggregate. If an Award is to be settled in cash, the number of shares on which the Award is based shall not count toward the individual share limit.

Stock Options

Options granted under the Plan may be either “incentive stock options” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or “non-qualified” stock options that do not qualify as incentive stock options. Incentive stock options may be granted only to our employees and employees of our subsidiaries. The exercise price of stock options granted under the Plan must be equal to the fair market of our common stock on the date the option is granted. In the case of an optionee who, at the time of grant, owns more than 10% of the combined voting power of all classes of our stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of our common stock on the grant date, and the term of the option may be no longer than five years. The aggregate fair market value of our common stock (determined as of the grant date of the option) with respect to which incentive stock options become exercisable for the first time by an optionee in any calendar year may not exceed $100,000.

The exercise price of an option may be payable in cash or in common stock having a fair market value equal to the exercise price, or in a combination of cash and common stock, or such other legal consideration for the issuance of stock as the Board of Directors or a Compensation Committee may approve.

Incentive stock options granted under the Plan are nontransferable except by will or the laws of descent and distribution and may be exercised only during employment or within three months after termination of employment, subject to certain exceptions in the event of the death or disability of the optionee.

Options other than incentive stock options under the Code are also nontransferable except by will or the laws of descent and distribution, except to the extent that the Board or Committee permits the optionee to transfer an option to a family member, a trust for family members, or other persons approved by the Board or Committee in its discretion.

Generally, options will be exercisable only while the optionee remains an employee, director or consultant, or during a specific period thereafter as approved by the Board or Committee, but in the case of the termination of an employee, director, or consultant’s services due to death or disability, the period for exercising a vested option shall be extended to the earlier of 12 months after termination or the expiration date of the option.

The number of shares of common stock covered by the Plan, and the number of shares of common stock and the exercise price per share of each outstanding option, shall be proportionately adjusted for any increase or decrease in the number of issued and outstanding shares of common stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, or any other increase or decrease in the number of issued and outstanding shares of common stock effected without receipt of consideration by us.

Restricted Stock and Restricted Stock Units

In lieu of granting options, we may enter into purchase agreements with employees under which they may purchase or otherwise acquire Restricted Stock or Restricted Stock Units subject to such vesting, transfer, and repurchase terms and restrictions as the Board or Committee may determine. We may permit employees or consultants, but not executive officers or directors, who purchase Restricted Stock to pay for their shares by delivering a promissory note or an installment payment agreement that may be secured by a pledge of their shares. We may also issue Restricted Stock for services actually performed by the recipient prior to the issuance of the Restricted Stock.

The Board or Committee may require that Restricted Stock shall be held by us or in escrow pending the expiration or release of the applicable restrictions. Unvested Restricted Stock for which we have not received payment may be forfeited to us, or we may have the right to repurchase unvested shares upon the occurrence of specified events, such as termination of employment.

Subject to the restrictions set by the Board or Committee, a recipient of Restricted Stock generally shall have the rights and privileges of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends; provided that, any cash dividends and stock dividends with respect to the Restricted Stock shall be withheld by us for the recipient's account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Board or Committee. The cash dividends or stock dividends so withheld and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the recipient in cash or, at the discretion of the Board or Committee, in common stock having a fair market value equal to the amount of such dividends, if applicable, upon the release of restrictions on the Restricted Stock and, if the Restricted Stock is forfeited, the recipient shall have no right to the dividends.

The terms and conditions of a grant of Restricted Stock Units shall be determined by the Board or Committee. No shares of stock shall be issued at the time a Restricted Stock Unit is granted, and we will not be required to set aside a fund for the payment of any such award. A recipient of Restricted Stock Units shall have no voting rights with respect to the Restricted Stock Units. Upon the expiration of the restrictions applicable to a Restricted Stock Unit, we will either issue to the recipient, without charge, one share of common stock per Restricted Stock Unit or cash in an amount equal to the fair market value of one share of common stock.

At the discretion of the Board or Committee, each Restricted Stock Unit (representing one share) may be credited with cash and stock dividends paid in respect of one share of common stock (“Dividend Equivalents”). Dividend Equivalents shall be withheld by us for the recipient's account, and interest may be credited on the amount of cash Dividend Equivalents withheld at a rate and subject to such terms as determined by the Board or Committee. Dividend Equivalents credited to a recipient's account and attributable to any particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Board or Committee, in shares of stock having a fair market value equal to the amount of the Dividend Equivalents and earnings, if applicable, upon settlement of the Restricted Stock Unit. If a Restricted Stock Unit is forfeited, the recipient shall have no right to the related Dividend Equivalents.

SARS

An SAR is the right to receive, upon exercise, an amount payable in cash or shares or a combination of shares and cash, as determined by the Board or Committee, equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of (a) the fair market value of a share of common stock on the date the SAR is exercised, over (b) the exercise price specified in the SAR Award agreement. SARs may be granted either as free standing SARs or in tandem with options, and with such terms and conditions as the Board or Committee may determine. No SAR may be exercised later than 10 years after the date of grant.

The exercise price of an SAR will be determined by the Board or Committee, but shall not be less than 100% of the fair market value of one share of common stock on date of grant. An SAR granted in conjunction with an option shall have the same exercise price as the related option, shall be transferable only upon the same terms and conditions as the related option, and shall be exercisable only to the same extent as the related option; provided, however, that the SAR by its terms shall be exercisable only when the fair market value per share exceeds the exercise price per share of the SAR or related option. Upon any exercise of an SAR granted in tandem with an option, the number of shares for which the related option shall be exercisable shall be reduced by the number of shares for which the SAR has been exercised. The number of shares for which an SAR issued in tandem with an option shall be exercisable shall be reduced by the number of shares for which the related option has been exercised.

Withholding

To the extent provided by the terms of an Award Agreement or as may be approved by the Board or Committee, an optionee or recipient of a Restricted Stock or Restricted Stock Unit Award or SAR may satisfy any federal, state or local tax withholding obligation relating to the Award by any of the following means (in addition to our right to withhold from any compensation paid to the Award recipient) or by a combination of such means: (a) tendering a cash payment; (b) authorizing us to withhold shares of common stock from the shares otherwise issuable to the recipient as a result of the exercise or acquisition of shares under the Award, provided, however, that no shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to us previously owned and unencumbered shares of our common stock.

Changes in Shares under the Plan

In the event of changes in the outstanding common stock or in our capital structure by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization, the terms of Awards granted under the Plan, and the maximum number of shares subject to all Awards under the Plan or with respect to which any one person may be granted Awards during any one year period, will be equitably adjusted or substituted, as to the number, price or kind of a share or other consideration subject to the Awards to the extent necessary to preserve the economic intent of the Awards. In making such adjustments, the Board or Committee shall generally ensure that the adjustments will not constitute a modification, extension or renewal of an incentive stock option within the meaning of Section 424(h)(3) of the Code, and in the case of non-qualified options, ensure that any adjustments will not constitute a modification of such non-qualified stock options within the meaning of Section 409A of the Code, and that adjustments or substitutions of Awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code will not cause us to be denied a tax deduction on account of Section 162(m) of the Code.

Options Granted

As of, May 22, 2014, we had granted to certain officers, employees, and directors, options to purchase a total of 2,860,417 Series B Shares at an exercise price of $2.34 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables and accompanying footnotes present information about the beneficial ownership of our common stock, including both Series A Shares and Series B Shares, as of May 22, 2014, by:

•	each existing stockholder we know to beneficially own 5% or more of our common stock, which we call our principal stockholders;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days following May 22, 2014, pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders.

Security Ownership of Certain Beneficial Owners

	Number of Shares	Percent of Total

BioTime, Inc.(1)	24,973,340	73.5%
1301 Harbor Bay Parkway Alameda, CA 94502

Geron Corporation(2)	6,537,779	19.2%
149 Commonwealth Drive Menlo Park, CA 94025

Romulus Films, Ltd(3)	2,486,000	7.3%
Wessex House 1 Chesham Street London SW1X 8ND United Kingdom

(1)	Includes 21,823,340 Series B Shares held by BioTime and 3,150,000 Series B Shares that BioTime may acquire upon the exercise of warrants.

(2)	Geron owns only Series A Shares. These Series A Shares will be distributed by Geron to its stockholders or sold, with the sale proceeds to be distributed to certain Geron stockholders who would otherwise receive Series A Shares, in the Series A Distribution.

(3)	Includes 2,136,000 Series B Shares held by Romulus Films and 350,000 Series B Shares that Romulus Films may acquire upon the exercise of warrants. Romulus Films or certain of its affiliates that own Geron common stock may acquire Series A Shares in the Series A Distribution.

Security Ownership of Management

	Number of Shares (1)	Percent of Total

Michael D. West(2)	33,333	*

Jane S. Lebkowski(3)	100,000	*

Katharine Spink(4)	50,000	*

Robert W. Peabody(5)	31,250	*

Alfred D. Kingsley(6)	93,750	*

Richard LeBuhn(7)	5,000	*

Judith Segall(8)	2,291	*

All executive officers and directors as a group (7 persons)(9)	315,624	*

* Less than 1%

(1)	Does not include any Series A Shares that any directors or executive officers may receive in the Series A Distribution with respect to any shares of Geron common stock they may own.

(2)	Includes 29,166 Series B Shares that may be acquired upon the exercise of certain stock options and 4,167 Series B Shares that may be acquired upon the exercise of stock options that will become exercisable within 60 days. Excludes 66,667 Series B Shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

(3)	Includes 83,333 Series B Shares that may be acquired upon the exercise of stock options, and 16,667 Series B Shares that may be acquired upon the exercise of stock options that will become exercisable within 60 days. Excludes 300,000 Series B Shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

(4)	Includes 41,666 Series B Shares that may be acquired upon the exercise of certain stock options, and 8,334 Series B Shares that may be acquired upon the exercise of stock options that will become exercisable within 60 days. Excludes 150,000 Series B Shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

(5)	Includes 26,041 Series B Shares that may be acquired upon the exercise of certain stock options, and 5,209 Series B Shares that may be acquired upon the exercise of certain stock options that will become exercisable within 60 days. Excludes 93,750 Series B Shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

(6)	Includes 75,000 Series B Shares that may be acquired upon the exercise of certain stock options, and 18,750 Series B Shares that may be acquired upon the exercise of certain stock options that will become exercisable within 60 days. Excludes 56,250 series B shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

(7)	Includes 5,000 Series B Shares that may be acquired upon the exercise of certain stock options that will become exercisable within 60 days. Excludes 15,000 Series B Shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

(8)	Includes 1,875 Series B shares that may be acquired upon the exercise of certain stock options, and 416 Series B shares that may be acquired upon the exercise of certain stock options that will become exercisable within 60 days. Excludes 7,709 Series B Shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

(9)	Includes 257,081 Series B Shares that may be acquired upon the exercise of certain stock options, and 58,543 Series B Shares that may be acquired upon the exercise of certain stock options that will become exercisable within 60 days. Excludes 689,376 Series B Shares that may be acquired upon the exercise of certain stock options that are not presently exercisable and that will not become exercisable within 60 days.

Certain Relationships and Related Transactions

The following is a description of transactions, since our inception in September 2012, to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any related person had a direct or indirect material interest.

Asset Contribution Agreement

During January 2013, we entered into the Asset Contribution Agreement with BioTime and Geron, one of our five percent stockholders, pursuant to which we issued to Geron 6,537,779 Series A Shares and we issued to BioTime 21,823,340 Series B Shares and warrants to purchase 3,150,000 Series B shares at an exercise price of $5.00 per share, in exchange for certain assets. The contribution of the assets from Geron and BioTime and the issue of the Series A Shares to Geron and the Series B Shares and warrants to BioTime was consummated on October 1, 2103.  We assumed the obligations and liabilities of Geron and its affiliates relating to the assets we acquired from them and attributable to periods, events or circumstances after the date of the acquisition, and the obligations of Geron and its affiliates to be performed under the contracts that Geron assigned to us.  We also assumed certain patent interference proceedings that were subsequently settled.  We reimbursed Geron for certain costs incurred after July 4, 2013 relating to the maintenance or prosecution of patents and patent applications assigned to us and we assumed all obligations and liabilities of Geron arising from the Clinical Trials, including the obligation to obtain information and prepare reports to the FDA about the health of patients who participated in the Clinical Trials, and liabilities to patients that might arise from the Clinical Trials.  We also agreed to indemnify Geron from certain liabilities, and through BioTime have provided Geron with certain insurance coverage for certain indemnification obligations.  The Asset Contribution Agreement also imposes on us a number of post-closing obligations with respect to the registration of the Series A Shares under the Securities Act and the distribution of the BioTime Warrants to Geron’s stockholders.  See “THE ASSET CONTRIBUTION AGREEMENT.”

Sublease

In January 2013, we entered into a sublease with BioTime for our primary office and research facility in Menlo Park, California. We are subleasing this facility from BioTime at BioTime's cost, including an obligation to reimburse BioTime for $242,726.40 that BioTime paid to the landlord in BioTime common shares as partial consideration for the lease. We expect that BioTime will assign the lease to us when permitted to do so under the terms of the lease.

Stock and Warrant Purchase Agreement

In January 2013, we entered into a Stock and Warrant Purchase Agreement with Romulus Films, Ltd., one of our five percent stockholders, pursuant to which we issued and sold 2,136,000 Series B Shares for $5,000,000, and warrants to purchase 350,000 Series B Shares at an exercise price of $5.00 per share. The sale of the Series B Shares and Warrants was consummated on October 1, 2013.

Shared Facilities Agreement and Relationship with BioTime

We have entered into a Shared Facilities Agreement with BioTime through which BioTime will continue to provide us with the use of its facilities, equipment and supplies, utilities, and personnel at its cost plus 5%. The Shared Facilities Agreement is reciprocal in that BioTime or another BioTime subsidiary will pay us on the same cost plus 5% basis to the extent that it uses our facilities, equipment, supplies, utilities, and personnel.

BioTime is not required to hire any additional personnel or to acquire any additional equipment or supplies for our use. We expect to hire our own personnel and to acquire our own equipment and supplies for our own exclusive use as the need arises.

The initial term of the Shared Facilities Agreement will expire on December 31, 2016, but will be automatically be renewed and the termination date will be extended for an additional year annually after December 31, 2016, unless either party gives the other party written notice stating that the Agreement shall terminate on December 31 of that year.

Either party may terminate the Shared Facilities Agreement immediately upon the occurrence of a default by the other party. A default will be deemed to have occurred if a party (i) fails to pay any sum due under the Shared Facilities Agreement, or fails to perform any other obligation under the agreement, and the failure continues for a period of 5 days after written notice from the party seeking to terminate the agreement; (ii) becomes the subject of any order for relief in a proceeding under any Debtor Relief Law; (iii) becomes unable to pay, or admits in writing the party’s inability to pay, its debts as they mature; (iv) makes an assignment for the benefit of creditors; (v) applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitation, or similar officer for the party or for all or any part of the party’s property or assets, or any such officer is appointed for such party or any part of its assets without the party’s consent and such appointment is not dismissed or discharged within 60 calendar days; (vi) institutes or consents to any proceeding under any Debtor Relief Law with respect to the party or all or any part of the party’s property or assets, (vii) becomes subject to any proceeding under any Debtor Relief Law without the consent of the party if such case or proceeding continues undismissed or unstayed for 60 calendar days; or (viii) dissolves or liquidates or takes any action to dissolve or liquidate. As used in the Shared Facilities Agreement, the term Debtor Relief Law means the Bankruptcy Code of the United States of America, as amended, or any other similar debtor relief law affecting the rights of creditors generally.

Under the Shared Facilities Agreement, we have agreed to defend, indemnify, and hold harmless BioTime and BioTime’s shareholders, directors, officers, employees, and agents against and from any and all claims arising from our use of BioTime’s office and laboratory facilities, and from any of our work or other activities there, including all activities, work, and services performed by BioTime employees, contractors, and agents for us. The scope of our indemnification obligations also includes any and all claims arising from any breach or default on our part in the performance of any of our obligations under the terms of the Shared Facilities Agreement, or arising from any act or omission (including, but not limited to negligent acts or omissions) of us or any of our officers, agents, employees, contractors, guests, or invitees acting in that capacity. We are also assuming all risk of damage to property or injury to persons in, upon, or about the BioTime’s office and laboratory facilities, from any cause other than BioTime’s willful malfeasance or sole gross negligence. BioTime will not be liable to us for any loss or damages of any kind caused by, arising from, or in connection with (i) the performance of services by BioTime personnel for us, or the failure of any BioTime employee, contractor, or agent to perform any services for us, or (ii) any delay, error, or omission by any BioTime employee, contractor, or agent in the performance of services for us, except to the extent the loss or damage is the result of fraud, gross negligence or willful misconduct by a BioTime employee, contractor, or agent

On April 1, 2013, we executed a Promissory Note (“Promissory Note”) in the principal amount of $5,000,000, payable to BioTime for funds advanced to us by BioTime. Interest on the principal balance accrued and was payable at the rate of 0.24% per annum, compounded monthly. Interest was computed on the basis of a 365-day year and the actual number of days elapsed. The principal amount of the Promissory Note was canceled on October 1, 2013 in satisfaction of BioTime’s obligation to contribute $5,000,000 to us under the Asset Contribution Agreement.

Approval by the Board of Directors

All of the transactions described above were reviewed directly by the Board, and the Board determined whether to approve or withhold approval of each transaction. The Board applied such criteria as it determined to be appropriate in connection with its evaluation of each proposed transaction on a transaction by transaction basis, and did not have any written guidelines, other than BioTime’s Code of Ethics, governing the Board’s exercise of its discretion. The directors considered such factors as they deemed relevant to the particular transaction.

During March 2013, we adopted a Related Person Transaction Policy that will apply to transactions exceeding $120,000 in which any of our officers, directors, beneficial owners of more than 5% of our common shares, or any member of their immediate family, has a direct or indirect material interest, determined in accordance with the policy (a “Related Party Transaction”). However, the Related Party Transaction will not include transactions between us and BioTime or any subsidiary of BioTime.

A Related Person Transaction must be reported to our outside legal counsel, and will be subject to review and approval by our “Disinterested Directors,” prior to effectiveness or consummation, to the extent practical. In addition, any Related Person Transaction that is ongoing in nature will be reviewed by our Disinterested Directors annually to ensure that the transaction has been conducted in accordance with any previous approval and that all required disclosures regarding the transaction are made. A “Disinterested Director” is defined in our Related Person Transaction Policy as a member of our Board of Directors who (a) does not have a financial interest (directly or through any trust or beneficial ownership of more than 5% of any class of voting securities of any business entity) in the Related Person Transaction, and (b) does not have an Immediate Family Member with a financial interest (directly or through any trust or beneficial ownership of more than 5% of any class of voting securities of any business entity) in the Related Person Transaction.

As appropriate for the circumstances, the Disinterested Directors will review and consider:

•	the interest of the officer, director, beneficial owner of more than 5% of any class of our voting securities, or any member of their immediate family (“Related Person”) in the Related Person Transaction;

•	the approximate dollar value of the amount involved in the Related Person Transaction;

•	the approximate dollar value of the amount of the Related Person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the transaction with the Related Person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to the transaction to us; and

•	any other information regarding the Related Person Transaction or the Related Person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our Disinterested Directors will review all relevant information available to it about a Related Person Transaction. Our Disinterested Directors may approve or ratify the Related Person Transaction only if they determine that, under all of the circumstances, the transaction is in, or is not in conflict with, our best interests. Our Disinterested Directors may, in their sole discretion, impose such conditions as they deem appropriate on us or the Related Person in connection with approval of the Related Person Transaction.

If our Board of Directors has an Audit Committee, the Audit Committee will make all determinations under the Related Person Transaction Policy instead of our Disinterested Directors.

THE ASSET CONTRIBUTION AGREEMENT

The following summary of the Asset Contribution Agreement may not contain all of the information that is important to you and is qualified in its entirety by reference to the full text of the Asset Contribution Agreement which has been previously filed by BioTime with the SEC as Exhibit 2.1 to BioTime’s Form 8-K dated January 8, 2013 and is incorporated herein by reference. Please read the full text of the Asset Contribution Agreement. The representations, warranties and covenants contained in the Asset Contribution Agreement were made only for purposes of that agreement and as of specific dates, were made solely for the benefit of the parties to the Asset Contribution Agreement and may be intended not as statements of fact, but rather as a way of allocating the risk among the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain confidential disclosure schedules prepared by the parties to the Asset Contribution Agreement, and not reflected in the text of the Asset Contribution Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Asterias. Schedules to the Asset Contribution Agreement have been omitted in BioTime’s Form 8-K filing. We agree to furnish supplementally a copy of any omitted schedule to the SEC upon request. Investors are not third-party beneficiaries under the Asset Contribution Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of BioTime, Asterias, or Geron, or any of their respective subsidiaries or affiliates.

On January 4, 2013, we entered into the Asset Contribution Agreement with BioTime and Geron pursuant to which, on October 1, 2013, we acquired the stem cell assets of Geron in exchange for 6,537,779 of our Series A Shares and the assumption of certain liabilities related to those assets, and we acquired BioTime common shares and warrants to purchase BioTime common shares from BioTime, and the cancellation of a $5,000,000 promissory note payable to BioTime for funds paid on our account or advanced to us, in exchange for 21,773,340 of our Series B Shares and 3,150,000 warrants.

In the Asset Contribution, we received the following assets from Geron and BioTime:

From Geron:

•	certain patents and patent applications and all related active prosecution cases, trade secrets, know-how and certain other intellectual property rights, and all of Geron’s goodwill with respect to the technology of Geron directly related to the research, development and commercialization of certain products and know-how related to hES cells;

•	certain biological materials and reagents (including master and working cell banks, original and seed banks, and research, pilot and GMP grade lots and finished product);

•	certain laboratory equipment;

•	certain contracts;

•	certain books, records, lab notebooks, clinical trial documentation, files and data;

•	certain regulatory filings, including investigational new drug applications filed with the FDA for the Clinical Trials; and

•	certain abandoned or inactive patents and abandoned or inactive patent applications.

We refer to these assets as the “Contributed Geron Assets.” In addition, we received from Geron the Telomerase Sublicense entitling us to use the sublicensed patents in the development of certain immunological treatments for cancer.

From BioTime:

•	8,902,077 BioTime common shares, which for purposes of the Asset Contribution Agreement were valued at $30,000,000 or $3.37 per share based upon the Average Price;

•	the BioTime Warrants to subscribe for and purchase 8,000,000 additional BioTime common shares;

•	cancellation of the $5,000,000 principal balance of a promissory note payable to BioTime for cash advanced to us or paid for our account;

•	10% of the shares of common stock of BioTime’s subsidiary OrthoCyte issued and outstanding as of January 4, 2013;

•	6% of the ordinary shares of BioTime’s subsidiary Cell Cure Neurosciences, issued and outstanding as of January 4, 2013; and

•	the BioTime Stem Cell Assets.

Cash Contribution by Romulus:

Romulus entered into a Stock and Warrant Purchase Agreement with us pursuant to which Romulus contributed $5,000,000 in cash to us for 2,136,000 Series B Shares and warrants to purchase 350,000 additional Series B Shares. That investment was made on October 1, 2013 in conjunction with the closing of the Asset Contribution.

Assumed Liabilities

We have assumed all obligations and liabilities of Geron and its affiliates relating to:

•	the Contributed Geron Assets and attributable to periods, events or circumstances after the closing under the Asset Contribution Agreement;

•	obligations of Geron and its affiliates to be performed following the closing under the Asset Contribution Agreement under contracts included in the Contributed Geron Assets;

•	certain patent interference proceedings, which we have settled through a cross-licensing agreement with the holder of the patents that were subject to the proceedings; and

•	the Clinical Trials.

We refer to the obligations of Geron and its affiliates assumed by us as the “Assumed Geron Liabilities.”

Contribution Expenses; Taxes

We will bear and pay, and reimburse Geron and its affiliates for, any reasonable fees and expenses relating to and that may be payable in connection with the assignment of the Geron patents and taxes that may become payable in connection with the contribution of assets by Geron to us.

Patent Expense Reimbursement

We are obligated under the Asset Contribution Agreement to reimburse Geron for the fees and costs, including reasonable attorneys fees, incurred from July 4, 2013 through the closing of the Asset Contribution for prosecuting and maintaining patent applications and patents included in the Contributed Geron Assets.

The Series A Distribution

In the Asset Contribution Agreement, Geron agreed to distribute to its stockholders, on a pro rata basis, the Series A Shares it received in the Asset Contribution subject to applicable legal requirements and certain other limitations. Geron has set the close of business on May 28, 2014 as the record date for determining Geron stockholders eligible to receive Series A Shares or cash in lieu of shares in the Series A Distribution. Under the Asset Contribution Agreement, fractional shares will not be distributed in the Series A Distribution, and instead will be aggregated and sold for cash and the net cash proceeds of the sale will be distributed ratably to Geron stockholders who would otherwise be entitled to receive fractional shares. Also, in lieu of distributing the Series A Shares in Excluded Jurisdictions, the Series A Shares that Geron stockholders who reside in the Excluded Jurisdictions would otherwise receive will instead be sold for cash and the net cash proceeds will be distributed ratably to those stockholders. In order to receive shares or cash in the Series A Distribution, Geron stockholders as of the May 28, 2014 record date must hold their shares of Geron common stock through the ex-dividend date, which will be determined by Nasdaq. See “PLAN OF DISTRIBUTION.”

The BioTime Warrants Distribution

As soon as practicable after Geron notifies us of the completion of the Series A Distribution, and to the extent permitted by applicable legal requirements, we will distribute to the holders of the Series A Shares, on a pro rata basis, the 8,000,000 BioTime Warrants that we receive in the Asset Contribution. As a result, we will not derive any future economic value from the BioTime Warrants and instead the value of the BioTime Warrants will benefit the holders of Series A Shares who receive the BioTime Warrants.

Post-Closing Obligations Relating to Registration Statements

The Asset Contribution Agreement imposes a number of post-closing obligations on us with respect to the Series A Shares, including requirements relating to:

•	keeping or making effective this prospectus and the registration statement of which it a part, and qualification or exemption of securities under securities laws and blue sky laws;

•	supplementing or amending this prospectus and the registration statement of which it is a part;

•	compliance with applicable legal requirements; and

•	notice to Geron of certain matters.

Indemnification and Insurance

Distributions Indemnity; Insurance

We and BioTime have agreed to jointly and severally indemnify Geron and certain of its affiliates from certain losses and liabilities, including any losses relating to certain claims that could arise as a result of any untrue statement or alleged untrue statement of material fact in, or omission or alleged omission to state any material fact required in order to make the statements not misleading from this prospectus and the registration statement of which it is a part, from a Securities Act registration statement and the prospectus contained therein filed by BioTime covering the BioTime Warrants and Series B Shares contributed by BioTime to us (the “BioTime Registration Statement”), and/or from other distributions of securities by us to the holders of our Series A Shares. These indemnification obligations would apply to any claims relating to the Series A Distribution, the BioTime Warrants Distribution, and/or other distributions of securities by us to the holders of our Series A Shares within one year following the closing under the Asset Contribution Agreement, provided that the claims arise on or before the fifth anniversary of the date on which all of the BioTime Warrants have either expired or been exercised, cancelled or sold. We refer to such indemnification obligations as the “Distributions Indemnity.”

As required by the Asset Contribution Agreement, BioTime has obtained a prospective liability insurance policy (the “Insurance Policy”) to provide $10,000,000 in coverage for BioTime’s indemnification obligations under the Distributions Indemnity for a period commencing on the effective date of the BioTime Registration Statement and our registration statement of which this prospectus is a part, and ending on the fifth anniversary of that effective date.

Other Indemnification Obligations

Separate from the Distributions Indemnity, we and BioTime have agreed to indemnify Geron, and its current and future affiliates and Control Persons (as defined below) of Geron, and each of their respective successors and assigns, and Geron has agreed to indemnify us and BioTime and our and BioTime’s respective current and future affiliates, Control Persons of each of us and BioTime, and each of their respective successors and assigns, from and against “damages” arising from any inaccuracy or breach of the indemnifying party’s representations and warranties, or any breach of any covenant by an indemnifying party, under the Asset Contribution Agreement. For the purpose of these indemnification obligations, damages are limited to any documented, out-of-pocket loss, damage, judgment award, fee (including any legal fee, expert fee, accounting fee or advisory fee) or expenses (regardless of whether or not the damages relate to a third party claim), but excluding any special, indirect or consequential damages. “Control Persons” refers to any person who controls a party within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act.

In addition, subject to certain limitations, from and after the closing of the Asset Contribution, Geron has agreed to indemnify us and BioTime from liabilities relating to the Contributed Geron Assets, and from encumbrances upon the Contributed Geon Assets, other than the Assumed Geron Liabilities. We have has agreed to indemnify Geron for the Assumed Geron Liabilities.

The maximum damages recoverable from us and BioTime by Geron (or by us and BioTime from Geron) for indemnifiable losses is limited to $2,000,000 in the aggregate, and recovery of damages is subject to a $50,000 deductible, except that the $2,000,000 limit and the $50,000 deductible do not apply (a) in the case of fraud; (b) in the case of covenants of a party that must be performed following the closing under the Asset Contribution Agreement; and (c) with respect to liabilities to the extent related to, and encumbrances upon, the Contributed Geron Assets or the Assumed Geron Liabilities.

Exclusive Remedy

Except with respect to the Distributions Indemnity or claims against an indemnitor for fraud, and subject to any injunction or equitable remedies, from and after the closing under the Asset Contribution Agreement the indemnification provisions are a party’s exclusive remedy and cause of action against an indemnifying party with respect to any matter arising out of or in connection with the Asset Contribution Agreement

PLAN OF DISTRIBUTION

Pursuant to the Asset Contribution Agreement, we issued to Geron 6,537,779 Series A Shares in exchange for assets contributed to us by Geron. Geron has agreed to distribute to its stockholders, on a pro rata basis, the Series A Shares that Geron acquired in the Asset Contribution transaction. Under the Asset Contribution Agreement, fractional shares will not be distributed in the Series A Distribution, and instead will be aggregated and sold for cash and the net cash proceeds of the sale will be distributed ratably to Geron stockholders. Geron will be an “underwriter” as defined in the Securities Act with respect to the Series A Distribution.

Geron has set the close of business on May 28, 2014 as the record date for determining Geron stockholders eligible to receive Series A Shares or cash in lieu of shares in the Series A Distribution. The Series A Distribution will be made only to Geron stockholders residing, according to Geron’s stock ledger and information provided by broker-dealers or other financial institutions holding shares for the benefit of their clients, in the following jurisdictions (the “Distribution Jurisdictions”): United States, Anguilla, Argentina, Austria, Australia, Belgium, Bulgaria, Canada, Cayman Island, China, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Guam, Guernsey, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Korea, Latvia, Lebanon, Liechtenstein, Luxembourg, Malta, Mexico, Monaco, Netherlands, Norway, Panama, Poland, Portugal, Puerto Rico, Romania, Saudi Arabia, Singapore, Slovenia, Slovakia, Spain, Sweden, Switzerland, Taiwan, United Arab Emirates, United Kingdom, Uruguay, British Virgin Island, and U.S. Virgin Island. Jurisdictions other than the Distribution Jurisdictions are referred to in this prospectus as the “Excluded Jurisdictions.” In lieu of Geron distributing the Series A Shares in Excluded Jurisdictions, the Series A Shares that Geron stockholders who reside in Excluded Jurisdictions would otherwise receive will instead be sold for cash and the net cash proceeds will be distributed ratably to those stockholders. In order to receive shares or cash in the Series A Distribution, Geron stockholders as of the May 28, 2014 record date must hold their shares of Geron common stock through the ex-dividend date, which will be determined by Nasdaq.

Generally, the Excluded Jurisdictions are those in which the Series A Distribution would not be lawful or in which we have not registered or qualified the Series A Shares for distribution. With limited exceptions, to the extent required by applicable legal requirements, we are required to use reasonable best efforts to register or qualify (or obtain an exemption from such registration or qualification) the Series A Shares to be issued to Geron for offer and sale under the securities laws and blue sky laws of each of the jurisdictions in which such securities will be sold and/or distributed. We are not required to (a) qualify generally to do business in any jurisdiction where we are not then so qualified, (b) take any action that would subject us to general service of process in any jurisdiction where we are not then so subject, or (c) register or qualify Series A Shares in any state or foreign jurisdiction in which the stockholders of Geron hold less than 20,000 shares of Geron common stock in the aggregate based upon information provided by Geron.

DESCRIPTION OF SECURITIES

Common Stock

Our Certificate of Incorporation currently authorizes the issuance of up to 150,000,000 shares of Common Stock comprised of 75,000,000 shares of Series A Common Stock, par value $0.0001 per share, and 75,000,000 shares of Series B Common Stock, par value $0.0001 per share.

As of March 27, 2014 there was one record holder of 6,537,779 Series A Shares and three record holders of an aggregate of 23,961,040 Series B Shares. All of these shares were issued and outstanding as of such date.

Voting Rights

Each holder of record of Series A Shares or Series B Shares is entitled to one vote for each outstanding Series A Share or Series B Share owned on every matter properly submitted to the shareholders for their vote. The Series A Shares and Series B Shares will vote together as a single class, without distinction as to series on all matters except as may otherwise be required by Delaware law.

Subject to any voting rights that might be afforded to holders of any Preferred Stock that might be outstanding, matters submitted to our shareholders for a vote will generally require for approval the affirmative vote of a majority of the shares of stock entitled to vote on the matter, without distinction as to class or series, present and voting at a meeting of shareholders at which a quorum is present, unless Delaware law requires a different vote. Delaware law requires the following vote for approval of the following matters:

•	A merger or consolidation for which a vote of our shareholders is required, or a sale of all or substantially all of our assets, or a corporate dissolution, will require the affirmative vote of a majority of the outstanding shares of stock entitled to vote on the matter, without distinction as to class or series.

•	An amendment of our certificate of incorporation will require the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, and a majority of the outstanding stock of each class entitled to vote on the amendment as a class. Under Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote on the amendment by our certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of the class, increase or decrease the par value of the shares of the class, or alter or change the powers, preferences, or special rights of the shares of the class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of the vote required to approve the amendment.

•	Directors may be elected by a plurality of the shares of stock entitled to vote, voted at a meeting at which a quorum is present.

•	Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders. Any action required or that may be taken at any annual or special meeting of our shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted.

Although Delaware law does not provide for cumulative voting in the election of directors unless a company’s certificate of incorporation provides cumulative voting rights to the stockholders, certain provisions of the California Corporations Code that are presently applicable to us provide that our stockholders are entitled to vote cumulatively in the election of directors. Under cumulative voting, each stockholder may give one candidate, or may distribute among two or more candidates, a number of votes equal to the number of directors to be elected multiplied by the number of shares of common stock owned. Stockholders may not cumulate votes unless at least one stockholder gives notice of his or her intention to cumulate votes at the meeting of stockholders at which directors are being elected.

Dividend Rights

Subject to the dividend rights of holders of any shares of the Preferred Stock that may be issued from time to time, holders of Series A Shares and Series B Shares are entitled to any dividend declared by the Board of Directors out of funds legally available for that purpose. We have not paid any cash dividends on our Common Stock, and it is unlikely that any cash dividends will be declared or paid on any series of Common Stock in the foreseeable future. Instead, we plan to retain our cash for use in financing our future operations and growth.

We may declare and pay dividends or other distributions on Series A Shares without paying a corresponding dividend or distribution on the Series B Shares. This difference in dividend and distribution rights will allow us to distribute to the holders of our Series A Shares the BioTime Warrants we received in the Asset Contribution. We plan to effect the distribution of the BioTime Warrants to holders of our Series A Shares as promptly as practicable after Geron notifies us of the completion of the Series A Distribution.

Our Certificate of Incorporation provides that we may not pay a dividend or distribution to the holders of any class or series of capital stock until after Geron completes the Series A Distribution, and we complete the BioTime Warrants Distribution.

Conversion of Series B Shares into Series A Shares

The Series B Shares may be converted into Series A Shares, at our election, at any time after we distribute the BioTime Warrants to the holders of our Series A Shares. Each Series B Share will be convertible into one Series A Share. Our Certificate of Incorporation provides that in the event of any stock split, reverse stock split, stock dividend, reverse stock dividend, or similar transaction with respect to either the Series A Shares or Series B Shares, we will undertake a corresponding stock split, reverse stock split, stock dividend, reverse stock dividend, or similar transaction with respect the other series of Common Stock as well so that the ratio of outstanding shares of the two series will remain the same.

In the event of any conversion of Series B Shares into Series A Shares, not less than 15 days prior to the date set for the conversion (the “Conversion Date”), we will announce publicly by press release that the Series B Shares will be converted into Series A Shares on the Conversion Date, and we will give notice of the conversion to the holders of Series B Shares. The notice will state (i) the Conversion Date; (ii) that all outstanding Series B Shares will be converted; (iii) the number of Series A Shares to be received with respect to each Series B Share; and (iv) the place or places where certificates representing Series B Shares, properly endorsed or assigned for transfer, are to be surrendered.

If the Conversion Date will be subsequent to the record date for the payment of a dividend or other distribution on Series B Shares, but prior to the payment of the dividend or distribution, the holders of record of Series B Shares at the close of business on that record date will be entitled to receive the dividend or other distribution payable on or with respect to their Series B shares on the date set for payment of that dividend or other distribution, notwithstanding the prior conversion of their Series B Shares into Series A Shares.

We will not be required to issue or deliver fractional shares upon the conversion of Series B Shares into Series A Shares. In determining the number of Series A Shares that we will issue upon conversion of Series B Shares we may aggregate the Series B Shares held by each holder and if the aggregate number of Series A Shares to be issued to any Series B Share holder includes a fraction, we will pay a cash adjustment in lieu of that fraction in an amount equal to the value of the fraction of a Series A Share.

Liquidation Rights

Subject to the prior payment of the liquidation preference to holders of any shares of Preferred Stock that may be issued, holders of Common Stock are entitled to receive on a pro rata basis, without a distinction between Series A Shares and Series B Shares, all of our remaining assets available for distribution to the holders of Common Stock in the event of the liquidation, dissolution, or winding up of our operations.

Preemptive Rights

Holders of Common Stock, regardless of series, do not have any preemptive rights to become subscribers or purchasers of additional shares of any series of our Common Stock or of any other class or series of our capital stock.

Preferred Stock

Our Certificate of Incorporation currently authorizes the issuance of up to 5,000,000 shares of Preferred Stock, par value $0.0001 per share. We may issue Preferred Stock in one or more series, at any time, with such powers, preferences, and rights, and qualifications, limitations and restrictions as our Board of Directors may determine, all without further action of our shareholders. Our Board of Directors may, by resolution, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series. Any series of Preferred Stock which may be authorized by the Board of Directors in the future may be senior to and have greater rights and preferences than the Common Stock. There are no shares of Preferred Stock presently outstanding and we have no present plan, arrangement or commitment to issue any Preferred Stock.

Options

As of May 22, 2014, we had granted to certain officers, employees, and directors, options to purchase a total of 2,860,417 Series B Shares at an exercise price of $2.34 per share under the Plan.

Warrants

On October 1, 2013, we issued warrants to purchase 3,150,000 Series B Shares to BioTime under the Asset Contribution Agreement and warrants to purchase 350,000 Series B Shares to Romulus under the Stock and Warrant Purchase Agreement. All of these warrants have identical terms and entitle the holder to purchase one Series B Share at a price of $5.00 per share.

Expiration Date of Warrants

The warrants will expire at 5:00 p.m. New York time on the three-year anniversary of the date on which the warrants are issued, and the warrants may not be exercised after that date.

Adjustment of the Number of Shares and Exercise Price

The number of Series B shares issuable upon the exercise of the warrants, and exercise price per share, will be proportionally adjusted in the event of a stock split, stock dividend, combination, reclassification of Common Stock or similar recapitalization of the Series B Shares.

The number of shares issuable upon the exercise of the warrants, and exercise price per share will also be adjusted if we issue rights, options or warrants to all holders of our outstanding Common Stock, without any charge to those holders, entitling them to subscribe for or purchase shares of Common Stock at a price per share which is lower at the record date than the then current market price per share of Common Stock. In that case, the number of Series B Shares thereafter purchasable upon the exercise of each warrant will be determined by multiplying the number of shares otherwise issuable upon exercise of each warrant by a fraction, of which the numerator will be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of additional shares of Common Stock offered for subscription or purchase in connection with the rights, options or warrants issued without charge, and of which the denominator will be the number of shares of Common Stock outstanding on the date of issuance of those rights, options or warrants plus the number of shares which the aggregate exercise price for the total number of shares of Common Stock issuable upon exercise of those rights, options or warrants would purchase at the current market price per share of Common Stock at the record date.

If we distribute to all holders of our shares of Common Stock (including any distribution made in connection with a merger in which we are the surviving corporation) evidences of our indebtedness or assets (excluding cash, dividends or distributions payable out of consolidated earnings or earned surplus and dividends or stock dividends) or rights, options or warrants, or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding those referred to in above), then in each case the number of shares of Common Stock purchasable upon the exercise of each warrant shall be determined by multiplying the number of shares theretofore purchasable upon the exercise of each warrant by a fraction, of which the numerator will be the then current market price per share of Common Stock on the date of such distribution, and of which the denominator will be the then current market price per share of Common Stock, less the then fair value (as reasonably determined by our Board of Directors) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one share of Common Stock.

Whenever the number of shares purchasable upon the exercise of each warrant is adjusted, the price payable upon exercise of each warrant shall be adjusted by multiplying the exercise price immediately prior to the adjustment by a fraction, of which the numerator will be the number of shares purchasable upon the exercise of each warrant immediately prior to the adjustment, and of which the denominator will be the number of shares purchasable immediately thereafter.

Upon the expiration of any rights, options, warrants or conversion or exchange privileges that result in an adjustment of the number of shares issuable upon the exercise of the warrants and the exercise price, the number of shares purchasable upon the exercise of each warrant and the exercise price of the warrants shall be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (A) the only shares of Common Stock, if any, so issued were the shares of Common Stock actually issued or sold upon the exercise of the rights, options, warrants or conversion or exchange rights, and (B) those shares of Common Stock were issued or sold for the consideration actually received by us upon such exercise plus the aggregate consideration, if any, actually received by us for the issuance, sale or grant of all of those rights, options, warrants or conversion or exchange rights whether or not exercised.

Effect of Conversion of Series B Shares into Series A Shares

If the outstanding Series B Shares are converted into Series A Shares before a warrant is exercised, the warrant holder will be entitled to receive upon exercise of their warrants a number of Series A Shares into which the Series B Shares that otherwise would have been issued would have been converted had they been issued immediately before the conversion of the Series B Shares into Series A Shares.

Preservation of Purchase Rights Upon Merger, Consolidation, and Certain Other Transactions

The Warrant Agreement governing the warrants provides that if we consolidate with or merge into another corporation, or if we sell, transfer or lease to another corporation all or substantially all our assets, we or our successor or the corporation that purchases us or our assets shall execute an agreement providing that each warrant holder shall have the right thereafter, either (i) upon payment of the exercise price of the warrants in effect immediately prior to the transaction, to purchase upon exercise of their warrant the “Sale Consideration,” or (ii) to receive, in cancellation of their warrants (and in lieu of paying the exercise price and exercising their warrants), the Sale Consideration less a portion having a fair market value (as reasonably determined by us) equal to the exercise price; provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a warrant or upon the exercise of a warrant. The “Sale Consideration” means the kind and amount of shares and other securities and property (including cash) which the warrant holder would have owned or have been entitled to receive after the consolidation, merger, sale, transfer or lease had they exercised their warrants immediately prior to the transaction.

No Rights as Shareholders.

The warrants do not confer upon the warrant holders the right to vote or to receive dividends or to consent or to receive notice as shareholders in respect of any meeting of shareholders for the election of directors or any other matter, or any rights whatsoever as our shareholders.

The forgoing description of the warrants is only a summary and does purport to be a complete description of all of the terms of the warrants, which are contained in a warrant Agreement. The Warrant Agreement has been filed as an exhibit to Our Registration Statement of which this prospectus is a part. The foregoing summary is qualified in all respects by the terms of the Warrant Agreement which is incorporated herein by reference.

Delaware Law and Certain Bylaw Provisions

Delaware Statutory Business Combinations Provision

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Section 203 could discourage or make it more difficult to effect a change in our management or the acquisition of control by a holder of a substantial amount of our voting stock, even if our stockholders might consider such a change to be in their best interest. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

Our bylaws provide that if a shareholder or a group of shareholders desires to nominate any person for election to our Board of Directors, or if they desire to bring any other business before a meeting of our shareholders, the shareholder or group must first have given timely notice of the proposal in writing to our Secretary. To be timely, a shareholder's notice must be delivered or mailed to and received at our principal executive offices not less than 120 days prior to the one (1) year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder to be timely must be delivered, or mailed and received, not later than the ninetieth (90th) day prior to our annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of our annual meeting was first made.

Transfer Agent and Registrar

The transfer agent and registrar for the Series A Shares is American Stock Transfer and Trust Company LLC, 6201 15th Avenue, Brooklyn, New York 11219.

INCOME TAX MATTERS

The following discussion of applicable United States federal income tax law is a general discussion only that focuses exclusively on the United States federal income tax consequences of the Series A Distribution and the BioTime Warrants Distribution. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

The following discussion does not purport to address the U.S. federal income tax position of any individual taxpayer, and does not include any matters of state or local tax laws or regulations, or any matters of any tax laws or regulations of any country other than the United States of America. The following discussion is not and should not be construed to be tax advice to any holder of Geron stock or to any holder of Series A Shares or any recipient of any Series A Shares or BioTime Warrants.

This discussion is limited to recipients of the Series A Distribution and the BioTime Warrants Distribution that are “U.S. Holders” (as defined below) and who hold Geron stock and our stock as capital assets.

A U.S. Holder is a person or entity that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

If a recipient of the Series A Distribution or BioTime Warrants Distribution is a partnership for U.S. federal income tax purposes, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of such a partnership, you should consult your tax advisor regarding the tax consequences of the Series A Distribution or BioTime Warrants Distribution.

GERON STOCKHOLDERS WHO ACQUIRE SERIES A SHARES IN THE SERIES A DISTRIBUTION, AND HOLDERS OF SERIES A SHARES (INCLUDING GERON STOCKHOLDERS WHO ACQUIRE SERIES A SHARES IN THE SERIES A DISTRIBUTION) WHO ACQUIRE BIOTIME WARRANTS IN THE BIOTIME WARRANTS DISTRIBUTION SHOULD CONSULT THEIR TAX ADVISERS CONCERNING THE TAX CONSEQUENCES OF THE SERIES A DISTRIBUTION AND THE BIOTIME WARRANTS DISTRIBUTION TO THEM UNDER ANY AND ALL TAX LAWS AND REGULATIONS TO WHICH THEY MAY BE SUBJECT.

As a result of the completion of the Asset Contribution and Romulus’ $5,000,000 cash contribution to us, BioTime, Geron and Romulus, in the aggregate, own not less than 80% of our outstanding capital stock. Under §351 of the Code, BioTime, Geron, and Romulus generally should not recognize gain or loss from the transfer of property to us solely in exchange for shares of our common stock. However, under §351(b) of the Code, if BioTime or Geron received money or other property in addition to shares of our common stock, any money or property that they receive will be considered “boot” and the recipient of any “boot” would recognize gain (if any) equal to the excess of the fair market value of our shares of common stock plus any “boot” received over the tax basis of the assets transferred to us, but not in excess of the fair market value of the “boot.” In addition, in certain circumstances the assumption of liabilities in excess of the tax basis of the assets transferred can also give rise to recognized gain. The issuance by us of warrants to purchase our Series B Shares in the Asset Contribution will constitute a transfer of “boot” to BioTime. Although the matter is not free from doubt, we believe that we are never the beneficial owner of the BioTime Warrants and that for U.S. federal income tax purposes the value of the right to receive the BioTime Warrants will be taxable to Geron at the time of the Asset Contribution.

The Asset Contribution should not result in any U.S. federal income tax liability to us. Our tax basis in the assets received in the Asset Contribution should generally equal the basis of those assets in the hands of their respective transferors, increased by the amount of gain recognized by the transferor on such transfer (subject to certain limitations in the case of loss assets), and our holding period should include the holding period of the respective transferor of the assets.

The Series A Distribution

Geron is distributing the Series A Shares issued to it pursuant to the Asset Contribution to its stockholders pro rata, other than with respect to fractional shares and with respect to stockholders residing in Excluded Jurisdictions. No fractional Shares will be distributed. Any fractional Series A Shares and any Series A Shares that would have been distributed to stockholders residing in Excluded Jurisdictions will instead be aggregated and sold and the net cash proceeds will be distributed in lieu thereof.

Geron should recognize gain (but not loss) on the Series A Distribution in an amount equal to the excess of the fair market value of the Series A Shares distributed over Geron’s tax basis in those shares (which, in general, would equal Geron’s tax basis in the assets contributed to us in exchange for the Series A Shares in the Asset Contribution, increased by any gain recognized by Geron on the Asset Contribution and decreased by the fair market value of any boot received in the Asset Contribution). As discussed below, we believe that the fair market value of the Series A Shares includes the fair market value of the right to receive the BioTime Warrants. As such, if Geron has overall accumulated earnings and profits or current earnings and profits for the taxable year that includes the Series A Distribution (each as determined for U.S. federal income tax purposes), including any earnings and profits resulting from the Series A Distribution, then:

•	the Series A Share Distribution would be taxed as a dividend to a Geron stockholder to the extent of the lesser of the stockholder’s allocable share of Geron’s earnings and profits and the fair market value of the Series A Shares; and

•	if the fair market value of the Series A Shares received by a Geron stockholder exceeds the stockholder’s allocable share of Geron's earnings and profits, the excess would be a return of capital that will reduce the stockholder’s basis in the stockholder’s Geron stock by that excess and, To the extent it exceeds the Geron stockholder’s basis in the stockholder’s Geron stock, would be taxable as gain from the sale or exchange of property that may be taxed as a long-term or short-term capital gain depending upon the stockholder’s holding period in the Geron stock.

If Geron does not have either overall accumulated earnings and profits or current earnings and profits for the taxable year that includes the Series A Distribution, then:

•	if the fair market value of the Series A Shares does not exceed the Geron stockholder’s basis in the stockholder’s Geron stock, the stockholder would recognize no taxable gain as a result of the Series A Share Distribution, and would be deemed to have received a return of capital that would reduce the stockholder’s basis in the stockholder’s Geron stock by the fair market value of the Series A Shares received; and

•	if the fair market value of the Series A Shares distributed to a Geron stockholder exceeds the Geron stockholder’s basis in the stockholder’s Geron stock, then the excess would be taxable as gain from the sale or exchange of property that may be taxed as a long-term or short-term capital gain depending upon the stockholder’s holding period in the Geron stock.

In addition, a Geron stockholder’s basis in the Series A Shares should be equal to the fair market value of the Series A Shares on date of the Series A Distribution, and the stockholder’s holding period for the Series A Shares should begin on the day following the Series A Distribution.

BioTime Warrants Distribution

After the Series A Distribution, we will distribute the BioTime Warrants pro rata to the holders of our Series A Shares. Any Geron stockholder who receives Series A Shares, and does not dispose of the Series A Shares before the BioTime Warrants Distribution, will also receive BioTime Warrants. We believe that the value of the right to receive the BioTime Warrants will be included in the value of the Series A Shares when distributed in the Series A Distribution. Accordingly, we believe that since the taxable gain, if any, that the Geron stockholders would be required to recognize as a result of the fair market value of the right to receive the BioTime Warrants should have already been realized when they received their Series A Shares, the distribution of the BioTime Warrants at a later date should not be a taxable event to them. It is unclear whether a Geron stockholder’s capital gains holding period for the BioTime Warrants should begin on the day following the BioTime Warrants Distribution or on the day following receipt (including by acquisition) of the Series A Shares. For a holder who sells its BioTime Warrants at a gain, the prudent position would be to treat the day following the BioTime Warrants Distribution as the date on which the holding period of the BioTime Warrants began.

If a Geron stockholder sells Series A Shares received in the Series A Distribution prior to the BioTime Warrants Distribution and the purchaser of the Series A Shares receives the BioTime Warrants through the BioTime Warrants Distribution, we believe that the purchaser of Series A Shares should not incur taxable gain on account of their receipt of the BioTime Warrants.

A Geron stockholder or other holder of Series A Shares who receives BioTime Warrants in the BioTime Warrants Distribution will need to allocate a portion of their basis in their Series A Shares to the BioTime Warrants they receive. The amount of basis allocable to the BioTime Warrants should be the fair market value of the BioTime Warrants on the date of the Series A Distribution.

The application of aspects of U.S. federal income tax law to the Series A Distribution and BioTime Warrants Distribution and related transactions is unclear and subject to different interpretations and there can be no assurance that Geron, the IRS, or other taxing authority will not take a different position from those described above. In this regard, Geron or the IRS or other taxing authorities may take the position that for U.S. federal income tax purposes the BioTime Warrants Distribution should be treated as a distribution of the BioTime Warrants by us to holders of our Series A Shares. Under this characterization, the fair market value of the BioTime Warrants distributed by us in the BioTime Warrants Distribution would be treated for U.S. federal income tax purposes as a dividend, return of capital with corresponding basis reduction, or short term capital gain transaction, depending on the recipients’ basis in their Series A Shares and the amount of our overall accumulated earnings and profits or current year earnings and profits, if any, in a manner similar to that described above in the discussion of the Series A Distribution. Moreover, under this characterization, we would be required to recognize gain (but not loss) on the BioTime Warrants Distribution in an amount equal to the excess of the fair market value of the BioTime Warrants distributed over our tax basis in those warrants (which, in general, would be zero, increased by a portion of any gain recognized by BioTime in the Asset Contribution). Under this characterization, a Series A Share holder's basis in the holder’s BioTime Warrants received would be equal to the fair market value of the BioTime Warrants on date of the BioTime Warrants Distribution, and the holder’s holding period for the BioTime Warrants would begin on the day following the BioTime Warrants Distribution.

The Asset Contribution Agreement does not require that we, BioTime, and Geron take the same reporting position with respect to the Series A Distribution and the BioTime Warrant Distribution, and taking different reporting positions could increase the risk that the IRS would audit or federal income tax return. You are urged to consult your own tax advisor to determine the proper characterization of the Series A Distribution and the BioTime Warrants Distribution.

Each of the Series A Distribution (and potentially the BioTime Warrants Distribution) may be subject to certain treatment under Sections 243 and 1059 of the Code. The treatment under these sections is complex and highly dependent on a holder’s particular situation. Recipients of Series A Shares or BioTime Warrants in the Series A Distribution and the BioTime Warrants Distribution are urged to consult their tax advisors regarding the potential applicability and consequences of Sections 243 and 1059 to them.

Backup Withholding

Certain holders of Geron common stock or our Series A Shares may be subject, under certain circumstances, to backup withholding (at a rate of 28%) on certain consideration to be received from Geron or us. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the Form W-9 or successor form you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof acceptable to Geron, us, and the transfer agent that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Holders of Geron common stock and our common stock are urged to consult their tax advisors with respect to the tax consequences of the transactions generally and in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

LEGAL MATTERS

The validity of the Series A Shares has been passed upon for Asterias by Thompson, Welch, Soroko & Gilbert LLP, San Francisco and San Rafael, California.

EXPERTS

The financial statements for the year ended December 31, 2013 and for the periods from inception (September 24, 2012) to December 31, 2012 and December 31, 2013 included in this prospectus have been audited by Rothstein Kass, an independent registered public accounting firm, to the extent and for the periods set forth in their report included herein, and are so included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission, or SEC, at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits and schedules. You are referred to the registration statement, the included exhibits and schedules for further information. This prospectus is qualified in its entirety by such other information.

We also maintain a website at www.asteriasbiotherapeutics.com, through which you can access our filings with the SEC free of charge. The information set forth on or accessible from our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

ASTERIAS BIOTHERAPEUTICS, INC.
(a development stage company)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of March 31, 2014 (unaudited), December 31, 2013 and December 31, 2012	F-3
Statements of Operations for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited), year ended December 31, 2013, and the periods from inception (September 24, 2012) to March 31, 2014 (unaudited) and March 31, 2013 (unaudited), December 31, 2012 and December 31, 2013
F-4
Statements of Stockholders’ Deficit for the period ended March 31, 2014 (unaudited) and years ended December 31, 2013 and December 31, 2012	F-5
Statements of Cash Flows for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited), year ended December 31, 2013, and the periods from inception (September 24, 2012) to March 31, 2014 (unaudited), December 31, 2012 and December 31, 2013
F-6
Notes to the Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Asterias Biotherapeutics, Inc.

We have audited the accompanying balance sheets of Asterias Biotherapeutics, Inc. (a company in the development stage) (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2013, and for the period from September 24, 2012 (inception) to December 31, 2012 and for the period from September 24, 2012 (inception) to December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asterias Biotherapeutics, Inc. (a company in the development stage) as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended December 31, 2013 and for the period from September 24, 2012 (inception) to December 31, 2012 and for the period from September 24, 2012 (inception) to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Rothstein Kass

New York, New York
March 17, 2014

ASTERIAS BIOTHERAPEUTICS, INC.
(a company in the development stage)

BALANCE SHEETS

	March 31, 2014 (Unaudited)	December 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$325,771	$2,171,113	$—
Available-for-sale securities, at fair value	29,289,923	32,052,217	—
BioTime warrants to be distributed to holders of Series A shares (see Note 2)	12,245,214	15,568,307	—
Prepaid expenses and other current assets	389,637	340,092	4,011
Total current assets	42,250,545	50,131,729	4,011

NONCURRENT ASSETS
Intangible assets, net	27,566,159	28,291,584	—
Equipment and furniture, net	1,426,397	1,460,518	—
Investment in affiliates	415,543	415,543	—
Other assets	354,423	54,423	—
Total noncurrent assets	29,762,522	30,222,068	-
TOTAL ASSETS	$72,013,067	$80,353,797	$4,011

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Obligation to distribute BioTime warrants to holders of Series A shares (see Note 2)	$12,245,214	$15,568,307	$—
Amount due to BioTime	3,146,486	2,064,432	761,164
Accounts payable	486,242	567,140	—
Accrued liabilities	216,486	95,885	—
Total current liabilities	16,094,428	18,295,764	761,164

LONG-TERM LIABILITIES, Net deferred tax liability	6,928,522	8,277,548	—
TOTAL LIABILITIES	23,022,950	26,573,312	761,164

Commitments and contingencies (see Note 10)

STOCKHOLDERS’ EQUITY/(DEFICIT)
Preferred Stock, $0.0001 par value, authorized 5,000,000 shares; none issued and outstanding	—	—	—
Common Stock, $0.0001 par value, 75,000,000 shares Series A, $0.0001 par value, and 75,000,000 shares Series B, $0.0001 par value authorized; 6,537,779 shares Series A common stock and 23,961,040 shares Series B common stock issued and outstanding at March 31, 2014 and December 31, 2013; no shares Series A common stock and 51,700 shares Series B common stock issued and outstanding December 31, 2012	3,050	3,050	5
Additional paid-in capital	80,109,432	79,850,758	51,735
Accumulated comprehensive loss on available-for-sale investments	(5,696,979)	(2,934,686)	—
Deficit accumulated during the development stage	(25,425,386)	(23,138,637)	(758,893)
Subscription receivable	—	—	(50,000)
Total stockholders’ equity/(deficit)	48,990,117	53,780,485	(757,153)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)	$72,013,067	$80,353,797	$4,011

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.
(a company in the development stage)

STATEMENTS OF OPERATIONS

			Period from Inception		Period from inception
	Three Months Ended	Three Months Ended	(September 24, 2012)		(September 24, 2012) to
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)	to March 31, 2014 (Unaudited)	Year ended December 31, 2013	December 31, 2013	December 31, 2012
REVENUE
Royalties from product sales	$61,980	$—	$61,980	$—	$—	$—

EXPENSES
Research and development	(2,599,146)	(193,444)	(6,918,641)	(4,319,494)	(4,319,494)	—
Acquired in-process research and development (see Note 2)	—	—	(17,458,766)	(17,458,766)	(17,458,766)	—
General and administrative	(1,094,474)	(622,036)	(5,736,222)	(3,883,185)	(4,641,748)	(758,563)
Total expenses	(3,693,620)	(815,480)	(30,113,629)	(25,661,445)	(26,420,008)	(758,563)

Loss from operations	(3,631,640)	(815,480)	(30,051,649)	(25,661,445)	(26,420,008)	(758,563)

OTHER INCOME/EXPENSES
Interest expense, net	(4,099)	—	(5,836)	1,006	—	—
Gain on sale of fixed assets	—	—	2,430	—	—	—
Other income/(expenses), net	(36)	—	(52)	—	676	—
Total other income/(expenses), net	(4,135)	—	(3,458)	1,006	676	(330)

LOSS BEFORE DEFERRED INCOME TAX BENEFIT	(3,635,775)	(815,480)	(30,055,107)	(25,660,439)	(26,419,332)	(758,893)

Deferred income tax benefit	1,349,026	—	4,629,721	3,280,695	3,280,695	—

NET LOSS	$(2,286,749)	$(815,480)	$(25,425,386)	$(22,379,744)	$(23,138,637)	$(758,893)

Unrealized loss on available-for-sale securities, net	(2,762,293)	(340)	(5,696,979)	(2,934,686)	(2,934,686)	—

Total comprehensive loss	$(5,049,042)	$(815,820)	$(31,122,365)	$(25,314,430)	$(26,073,323)	$(758,893)

Basic and diluted net loss per common share	$(0.07)	$(15.77)	$(2.52)	$(2.90)	(3.79)	$(14.69)

Weighted average common shares outstanding used to compute net loss per common share, basic and diluted	30,498,819	51,700	10,072,262	7,726,042	6,101,656	51,647

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.
(a company in the development stage)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock
	Series A		Series B		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit During the Development Stage	Subscription Receivable	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Common stock issued to BioTime on September 24, 2012 (date of inception)	—	$—	50,000	$5	$49,995	$—	$—	$(50,000)	$—
Common stock issued to officer on September 27, 2012	—	—	1,700	—	1,740	—	—	—	1,740
Net loss	—	—	—	—	—	—	(758,893)	—	(758,893)
Balance as of December 31, 2012	—	—	51,700	5	51,735	—	(758,893)	(50,000)	(757,153)
Common stock, at $2.40 per share, issued to Geron in connection with acquisition of various assets on October 1, 2013, net of issuance costs of $541,800	6,537,779	654	—	—	15,120,568	—	—	—	15,121,222
Common stock, at $2.40 per share, and common stock warrants issued to BioTime in connection with transfer of various assets on October 1, 2013	—	—	21,773,340	2,177	58,974,935	—	—	—	58,977,112
Common stock, at $2.40 per share, and common stock warrants issued to an investor for cash	—	—	2,136,000	214	4,999,786	—	—	—	5,000,000
Reduction of subscription receivable	—	—	—	—	—	—	—	50,000	50,000
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,934,686)	—	—	(2,934,686)
Stock-based compensation expense	—	—	—	—	703,734	—	—	—	703,734
Net loss	—	—	—	—	—	—	(22,379,744)	—	(22,379,744)
Balance as of December 31, 2013	6,537,779	$654	23,961,040	$2,396	$79,850,758	$(2,934,686)	$(23,138,637)	$—	$53,780,485
Stock-based compensation expense	—	—	—	—	258,674	—	—	—	258,674
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,762,293)	—	—	(2,762,293)
Net loss	—	—	—	—	—	—	(2,286,749)	—	(2,286,749)
Balance as of March 31, 2014 (Unaudited)	6,537,779	$654	23,961,040	$2,396	$80,109,432	$(5,696,979)	$(25,425,386)	$-	$48,990,117

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.
(a company in the development stage)

STATEMENTS OF CASH FLOWS

			Period from Inception		Period from inception
	Three months Ended	Three months Ended	(September 24, 2012)		(September 24, 2012) to
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)	to March 31, 2014 (Unaudited)	Year ended December 31, 2013	December 31, 2013	December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,286,749)	$(815,480)	$(25,425,386)	$(22,379,744)	$(23,138,637)	$(758,893)
Adjustments to reconcile net loss to net cash used in operating activities:
Acquired in-process research and development (see Note 2)	—	—	17,458,766	17,458,766	17,458,766	—
Depreciation expense	130,579	10,904	351,174	220,595	220,595	—
Stock-based compensation	258,674	2,450	962,408	703,734	703,734	—
Amortization of intangible assets	725,425	—	1,450,850	725,425	725,425	—
Gain on sale of equipment, net	—	—	(2,430)	(2,430)	(2,430)	—
Deferred income tax benefit	(1,349,026)	—	(4,629,721)	(3,280,695)	(3,280,695)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(49,545)	(230,010)	(389,637)	(337,821)	(340,092)	(2,271)
Accounts payable	(80,898)	—	486,242	567,140	567,140	—
Accrued liabilities	120,601	8,077	216,486	95,885	95,885	—
Amount due to BioTime	1,082,055	1,078,482	6,745,233	4,902,014	5,663,178	761,164
Net cash used in operating activities	(1,448,884)	54,423	(2,776,015)	(1,327,131)	(1,327,131)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment and furniture	(96,458)	—	(1,343,187)	(1,246,729)	(1,246,729)	—
Proceeds from sale of equipment and furniture	—	—	27,500	27,500	27,500	—
Payment of security deposits	(300,000)	(54,423)	(354,423)	(54,423)	(54,423)	—
Net cash used in investing activities	(396,458)	(54,423)	(1,670,110)	(1,273,652)	(1,273,652)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common shares and warrants	—	—	5,000,000	5,000,000	5,000,000	—
Payment to Geron in connection with acquisition of assets on October 1, 2013	—	—	(228,104)	(228,104)	(228,104)	—
Net cash provided by financing activities	—	—	4,771,896	4,771,896	4,771,896	—

Net increase (decrease) in cash	(1,845,342)	—	325,771	2,171,113	2,171,113	—
Cash and cash equivalents at beginning of period	2,171,113	—	—	—	—	—
Cash and cash equivalents at end of period	$325,771	$—	$325,771	$2,171,113	$2,171,113	$—

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
Purchase of equipment and furniture, contributed by BioTime	$—	$—	$(459,454)	$(459,454)	$(459,454)	$—
Available-for-sale BioTime securities contributed by BioTime	$—	$—	$34,985,163	$34,985,163	$34,985,163	$—
Cancellation of indebtedness to BioTime	$—	$—	$5,000,000	$5,000,000	$5,000,000	$—
Transaction costs paid by BioTime, on behalf of the Company	$—	$—	$300,000	$300,000	$300,000	$—
Intangible assets acquired from Geron	$—	$—	$29,017,009	$29,017,009	$29,017,009	$—
Deferred tax liability arising from difference in book versus tax basis on Geron intangible assets acquired	$—	$—	$11,558,243	$11,558,243	$11,558,243	$—
Investment in affiliates, contributed by BioTime	$—	$—	$415,543	$415,543	$415,543	$—
Common stock and common stock warrants issued to BioTime and Geron in connection with acquisition and transfer of assets	$—	$—	$74,098,333	$74,098,333	$74,098,333	$—
Common stock issued upon investment by BioTime	$—	$—	$50,000	$—	$50,000	$50,000
Reduction of subscription receivable	$—	$—	$(50,000)	$(50,000)	$(50,000)	$—
Common stock issued in exchange for non-cash consideration in connection with investment by officer	$—	$—	$1,740	$—	$1,740	$1,740

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.
(a company in the development stage)

NOTES TO FINANCIAL STATEMENTS
(Information as of March 31, 2014, the period from inception to March 31, 2014, and for the three months ended March 31, 2014 and 2013 is unaudited)

1. Organization and Basis of Presentation

Asterias Biotherapeutics, Inc. (“Asterias”) (a company in the development stage) was incorporated in Delaware on September 24, 2012. Asterias is a majority-owned and controlled subsidiary of BioTime, Inc. (“BioTime”).

Asterias’ primary focus is the emerging field of regenerative medicine. Asterias’ core technologies center on stem cells capable of becoming all of the cell types in the human body, a property called pluripotency. Asterias plans to develop therapies based on pluripotent stem cells to treat diseases or injuries in a variety of medical fields, with an initial focus on the therapeutic areas of neurology and oncology, with potential future product candidates in the fields of cardiology and orthopedics.

From inception through March 31, 2014, Asterias had generated only a small amount of revenue and is considered to be in the development stage as defined in Statement of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies.

Asterias’ activities through March 31, 2014 primarily related to Asterias’ formation, the execution of the Asset Contribution Agreement described below, preparation for the start of its planned operations following the acquisition of assets under the Asset Contribution Agreement, and acquired in-process research and development (“IPR&D”) recognized upon consummation of the Asset Contribution on October 1, 2013. Certain other expenses are primarily attributed to rent and utilities and general overhead expenses. Asterias has selected December 31 as its fiscal year end.

The financial statements presented herein, and discussed below, have been prepared on a stand-alone basis. The financial statements are presented in accordance with accounting principles generally accepted in the U.S. and with the accounting and reporting requirements of Regulation S-X of the Securities and Exchange Commission (“SEC”). BioTime has consolidated the results of Asterias into BioTime’s consolidated results based on BioTime’s ability to control Asterias’ operating and financial decisions and policies through the ownership of Asterias Series B Shares throughout the periods presented. BioTime owned 71.6% of the outstanding Asterias common stock as a whole at December 31, 2013 and March 31, 2014 (unaudited). BioTime owned 96.7% of the outstanding Asterias common stock as a whole at December 31, 2012.

BioTime allocates expenses such as salaries and payroll related expenses incurred and paid on behalf of Asterias based on the amount of time that particular employees devote to Asterias affairs. Other expenses such as legal, accounting, travel, and entertainment expenses are allocated to Asterias to the extent that those expenses are incurred by or on behalf of Asterias. BioTime also allocates certain overhead expenses such as insurance, internet, and telephone expenses based on a percentage determined by management. These allocations are made based upon activity-based allocation drivers such as time spent, percentage of square feet of office or laboratory space used, and percentage of personnel devoted to Asterias operations or management. Management evaluates the appropriateness of the percentage allocations on a quarterly basis and believes that this basis for allocation is reasonable.

2. Asset Contribution Agreement with BioTime and Geron Corporation

On January 4, 2013, Asterias entered into an Asset Contribution Agreement with BioTime and Geron Corporation (“Geron”) pursuant to which BioTime and Geron agreed to concurrently contribute certain assets to Asterias in exchange for shares of Asterias common stock and warrants to purchase common stock (the “Asset Contribution”). The transaction closed on October 1, 2013.

Transfer of BioTime Assets

Under the Asset Contribution Agreement, BioTime contributed to Asterias 8,902,077 BioTime common shares registered for re-sale with the SEC; warrants to subscribe for and purchase 8,000,000 additional BioTime common shares (the “BioTime Warrants”) exercisable for a period of five years at a price of $5.00 per share, subject to pro rata adjustment for certain stock splits, reverse stock splits, stock dividends, recapitalizations and other transactions; a 10% common stock interest in BioTime’s subsidiary OrthoCyte Corporation; a 6% ordinary stock interest in BioTime’s subsidiary Cell Cure Neurosciences, Ltd.; and a quantity of certain hES cell lines produced under “good manufacturing practices” sufficient to generate master cell banks, and non-exclusive, world-wide, royalty-free licenses to use those cell lines and certain patents pertaining to stem cell differentiation technology for any and all purposes.

In return, Asterias issued to BioTime 21,773,340 shares of its Series B common stock, par value $0.0001 per share (“Series B Shares”), and warrants to purchase 3,150,000 Series B Shares, exercisable for a period of three years from the date of issue at an exercise price of $5.00 per share. In addition, BioTime cancelled Asterias’ obligations under a loan of $5,000,000 from BioTime, related to cash financing provided by BioTime during 2013 prior to the Asset Contribution closing.

Because Asterias is a subsidiary of BioTime, the transfer of assets from BioTime was accounted for as a transaction under common control. Non-monetary assets received by Asterias were recorded at their historical cost basis amounts with BioTime. Monetary assets were recorded at fair value. The difference between the value of assets contributed by BioTime and the fair value of consideration issued to BioTime was recorded as an additional contribution by BioTime, in additional paid-in capital.

The assets transferred by BioTime and the related consideration were recorded as follows:

Consideration transferred to BioTime:
Asterias Series B shares	$52,164,568
Warrants to purchase Asterias Series B shares	2,012,481
Excess of contributed assets’ value over consideration	4,800,063
Total consideration issued	$58,977,112

Assets transferred by BioTime:
BioTime common shares, at fair value	$34,985,163
BioTime Warrants, at fair value	18,276,406
Cancellation of outstanding obligation to BioTime	5,000,000
Investment in affiliates, at cost	415,543
Geron asset acquisition related transaction costs paid by BioTime	300,000
Total assets transferred	$58,977,112

The fair value of the Asterias Series B shares issued was estimated at $2.40 based on the Asterias enterprise value as determined on January 4, 2013, at the time the Asset Contribution Agreement was negotiated and executed by its parties, and as adjusted for subsequent changes in fair values of assets the parties agreed to contribute. The fair value of the warrants to purchase Asterias Series B shares was computed using a Black Scholes Merton option pricing model, which utilized the following assumptions: expected term equal to the contractual term of three years, which is equal to the contractual life of the warrants; risk-free rate of 0.63%; 0% expected dividend yield; 69.62% expected volatility based on the average historical common stock volatility of BioTime and Geron, which were used as Asterias’ common stock does not have a trading history; a stock price of $2.40; and an exercise price of $5.00.

BioTime common shares were valued using $3.93, the closing price per BioTime common shares on the NYSE MKT on October 1, 2013. The fair value of the BioTime Warrants was computed using a Black Scholes Merton option pricing model, which utilized the following assumptions: expected term equal to the contractual term of five years, which is equal to the contractual life of the warrants; risk-free rate of 1.42%; 0% expected dividend yield; 77.6% expected volatility based on historical common stock volatility of BioTime; a stock price of $3.93; and an exercise price of $5.00.

The investment in affiliates represents a non-monetary asset and was recorded at BioTime’s historical cost because BioTime is a common parent to Asterias and those affiliates.

Geron Assets Acquisition

Under the Asset Contribution Agreement, Geron contributed to Asterias certain patents, patent applications, trade secrets, know-how and other intellectual property rights with respect to the technology of Geron directly related to the research, development and commercialization of certain products and know-how related to human embryonic stem (“hES”) cells; certain biological materials, reagents, laboratory equipment; as well as clinical trial documentation, files and data, primarily related to GRNOPC1 clinical trials for spinal cord injury and VAC1 clinical trials for acute myelogenous leukemia. Asterias assumed all obligations related to such assets that would be attributable to periods, events or circumstances after the Asset Contribution closing date, including those related to .an appeal filed in the United States District Court in Civil Action No. C12-04813 (the “ViaCyte Appeal”) seeking the reversal of two adverse determinations by the United States Patent and Trademark Office’s Board of Patent Appeals and Interferences with respect to two patent applications in U.S. Patent Interference 105,734, involving US patent 7,510,876 (ViaCyte) and US patent application 11/960,477 (Geron), and U.S. Patent Interference 105,827 involving US patent 7,510,876 (ViaCyte) and US patent application 12/543,875 (Geron). Asterias also assumed the patent interferences upon which the ViaCyte Appeal is based, as well as certain oppositions filed by Geron against certain ViaCyte, Inc. patent filings in Australia and in the European Patent Office.

As consideration for the acquisition of assets from Geron, Asterias issued to Geron 6,537,779 shares of Series A common stock, par value $0.0001 per share (“Series A Shares”), which Geron had agreed to distribute to its stockholders, on a pro rata basis, subject to applicable legal requirements and certain other limitations (the “Series A Distribution”). Asterias is also obligated to distribute to the holders of its Series A Shares the 8,000,000 shares of BioTime Warrants contributed to Asterias by BioTime. Asterias will distribute the BioTime Warrants as promptly as practicable after notice from Geron that the Series A Distribution has been completed

In addition, Asterias agreed to bear certain transaction costs in connection with the Asset Acquisition.  Such transaction costs were allocated to acquisition of assets in the amount of $1,519,904 and issuance of equity in the amount of $541,800.

The assets contributed by Geron did not include workforce or any processes to be applied to the patents, biological materials and other assets acquired, and therefore did not constitute a business. Accordingly, the acquisition of Geron assets has been accounted for as an acquisition of assets in accordance with the relevant provisions of Accounting Standards Codification (ASC) 805-50. Total consideration payable by Asterias, including transaction costs, has been allocated to the assets acquired based on relative fair values of those assets as of the date of the transaction, October 1, 2013, in accordance with ASC 820, Fair Value Measurement.

The assets acquired from Geron and the related consideration paid were recorded as follows:

Consideration paid to Geron:
Asterias Series A shares, net of share issuance costs of $541,800	$15,121,222
Obligation to distribute BioTime Warrants	18,276,406
Transaction and other costs	1,519,904
Total consideration paid	$34,917,532
Assets acquired from Geron (preliminary allocation):
Patents and other intellectual property rights related to hES cells	$29,017,009
Deferred tax liability arising from difference in book versus tax basis on Geron intangible assets acquired	(11,558,243)
IPR&D expensed upon acquisition	17,458,766
Total assets and in-process research and development acquired	$34,917,532

The fair value of the Asterias Series A shares issued was estimated at $2.40 based on the estimated Asterias enterprise value as determined by parties at the time the Asset Contribution Agreement was negotiated and executed by its parties on January 4, 2013, as adjusted for subsequent changes in fair values of assets the parties agreed to contribute.

The fair value of the obligation to distribute BioTime Warrants equals the fair value of such warrants, which was computed as noted above under “Transfer of BioTime Assets.” Because the fair value of the BioTime Warrants is expected to always be equal to the fair value of the obligation to distribute them at any date on which those values are determined, the remeasurement of those values will not result in a charge or credit on the statement of operations.

The difference between the fair value of assets contributed by Geron and the fair value of consideration issued to Geron was recorded as an additional contribution by Geron, in additional paid-in capital.

Assets acquired from Geron consist primarily of patents and other intellectual property rights related to hES cells which Asterias intends to license to various parties interested in research, development and commercialization of hES cells technologies, and IPR&D, which includes biological materials, reagents, clinical trial documentation, files and data related primarily to certain clinical trials previously conducted by Geron, which Geron discontinued in November 2011.

Intangible assets related to IPR&D represent the value of incomplete research and development projects which the company intends to continue. In accordance with the accounting rules in ASC 805, such assets, when acquired in conjunction with acquisition of a business, are considered to be indefinite-lived until the completion or abandonment of the associated research and development efforts and are capitalized as an asset. If and when development is complete, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time. However, when acquired in conjunction with an acquisition of assets that do not constitute a business (such as the acquisition of assets from Geron), in accordance with the accounting rules in ASC 805-50, such intangible assets related to IPR&D are expensed upon acquisition.

The values of the acquired assets were estimated as of October 1, 2013 based upon a preliminary review of those assets which took into account factors such as the condition of the cells, cell lines and other biological materials being contributed, the stage of development of particular technology and product candidates related to patents, patent applications, and know-how, the intended use of these assets and the priority assigned to the development of product candidates to which those assets relate, and the assessment of the estimated useful lives of patents. The amounts allocated to patents and other intellectual property rights that Asterias intends to license, in-process research and development with alternative future uses, and equipment were capitalized as intangible assets and are being amortized over an estimated useful life period of 10 years. The amounts allocated to IPR&D that management determined to have no alternative uses were expensed at the time of acquisition of the related assets in accordance with the requirements of ASC 805-50. The allocation was based on the relative fair value of assets eligible for capitalization and the fair value of assets representing IPR&D before assessing the deferred tax liability arising from the difference in book versus tax basis on Geron intangible assets acquired, which management estimated to be approximately equal. Accordingly, $17,458,766 was capitalized as of December 31, 2013, and $17,458,766 was expensed. These amounts are preliminary as management has not yet completed a detailed assessment and valuation of the acquired assets. Such assessment and valuation is expected to be completed during the quarter ending June 30, 2014. Accordingly, the amounts included in capitalized intangible assets and expensed IPR&D as of December 31, 2013 are subject to adjustments which could be material.

Asterias is also obligated to pay Geron royalties on the sale of products, if any, that are commercialized in reliance upon patents acquired from Geron, at the rate of 4% of net sales.

Stock and Warrant Purchase Agreement with Romulus

On January 4, 2013, in connection with entering into the Asset Contribution Agreement, Asterias entered into a Stock and Warrant Purchase Agreement with Romulus Films, Ltd (“Romulus”) pursuant to which Romulus agreed to purchase 2,136,000 Series B Shares and warrants to purchase 350,000 additional Series B Shares for $5,000,000 in cash upon the consummation of the Asset Contribution. On October 1, 2013, the shares and warrants were issued in exchange for $5,000,000 in cash.

3. Summary of Significant Accounting Policies

Development stage company – Asterias complies with the reporting requirements of ASC 915, “Development Stage Entities.”

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Asterias considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Available-for-sale securities, at fair value – Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, and declines in value judged to be other-than-temporary related to equity securities, are included in investment income.

Equipment and furniture – Equipment and furniture are stated at cost and are being depreciated using the straight-line method over a period of 36 to 120 months.

Intangible assets – Intangible assets with finite useful lives are amortized over their estimated useful lives, and intangible assets with indefinite lives are not amortized but rather are tested at least annually for impairment. Acquired in-process research and development intangible assets are accounted depending on whether they were acquired as part of an acquisition of a business, or as assets that do not constitute a business. When acquired in conjunction with acquisition of a business, these assets are considered to be indefinite-lived until the completion or abandonment of the associated research and development efforts and are capitalized as an asset. If and when development is complete, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time. However, when acquired in conjunction with an acquisition of assets that do not constitute a business (such as part of the acquisition of assets from Geron), in accordance with the accounting rules in ASC 805-50, such intangible assets related to IPR&D are expensed upon acquisition.

Impairment of long-lived assets – Asterias’ long-lived assets, including intangible assets, will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, Asterias will evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment will be recognized and measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

Warrants to purchase common stock – Asterias generally accounts for warrants issued in connection with equity financings as a component of equity. None of the warrants issued by Asterias as of March 31, 2014 include a conditional obligation to issue a variable number of shares; nor was there a deemed possibility that Asterias may need to settle the warrants in cash. If Asterias were to issue warrants with a conditional obligation to issue a variable number of shares or with the deemed possibility of a cash settlement, Asterias would record the fair value of the warrants as a liability at each balance sheet date and would record changes in fair value in other income and expense in the statements of operations.

Research and development – Research and development costs are expensed when incurred, and consist principally of salaries, payroll taxes, consulting fees, research and laboratory fees, and fees paid to acquire patents or licenses.

Income taxes – Prior to the year ended December 31, 2013, Asterias’ operations were included in BioTime’s consolidated U.S. federal and certain state income tax returns. The provision for income taxes has been determined as if Asterias had filed separate tax returns for the periods presented. Accordingly, the effective tax rate of Asterias in future years could vary from its historical effective tax rates depending on the future legal structure of Asterias and related tax elections. The historical deferred tax assets, including the operating losses and credit carryforwards generated by Asterias, will remain with BioTime. Asterias accounts for income taxes in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) requirements, which prescribe the use of the asset and liability method, whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. The guidance also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not sustainable upon examination by taxing authorities. Generally, Asterias is subject to income tax exemptions by major taxing authorities for all years since inception. Asterias will recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of March 31, 2014 (unaudited) and December 31, 2013 and 2012. Management is currently unaware of any tax issues under review.

Stock-based compensation – Asterias adopted accounting standards governing share-based payments, which require the measurement and recognition of compensation expense for all share-based payment awards made to directors and employees, including employee stock options, based on estimated fair values. Consistent with those guidelines, Asterias utilizes the Black-Scholes Merton option pricing model. Asterias' determination of fair value of share-based payment awards on the date of grant using that option-pricing model is affected by Asterias' stock price as well as by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, Asterias' expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant.

Fair value of financial instruments – ASC 820, Fair Value Measurements, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

ASC 820 requires that the valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 establishes a three tier value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

•	Level 1 – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

•	Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period until they mature or are required to be settled, except for the investment in BioTime shares, and BioTime Warrants and related obligation to distribute the BioTime Warrants, which are carried at fair value based on Level 1 inputs.

Comprehensive income/loss – ASC 220, Comprehensive Income, requires that an entity’s change in equity or net assets during a period from transactions and other events from non-owner sources be reported.

Loss per share – Basic net loss per share is computed by dividing net loss attributable to Asterias by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the weighted-average number of shares of common stock outstanding plus the potential effect of dilutive securities or contracts which are convertible to common stock, such as options and warrants (using the treasury stock method) and shares issuable in future periods, except in cases where the effect would be anti-dilutive.

The computations of basic and diluted net loss per share are as follows:

	Three Months Ended	Three months Ended	Period from Inception (September 24, 2012)		Period from Inception (September 24, 2012) to
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)	to March 31, 2014 (Unaudited)	Year ended December 31, 2013	December 31, 2013	December 31, 2012
NET LOSS	$(2,286,749)	$(815,480)	$(25,425,386)	$(22,379,744)	$(23,138,637)	$(758,893)
Weighted average common shares outstanding used to compute net loss per common share, basic and diluted	30,498,819	51,700	10,072,262	7,726,042	6,101,656	51,647
Basic and diluted net loss per common share	$(0.07)	$(15.77)	$(2.52)	$(2.90)	(3.79)	$(14.69)

The following common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Three Months Ended	Three months Ended	Period from Inception (September 24, 2012)		Period from Inception (September 24, 2012) to
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)	to March 31, 2014 (Unaudited)	Year ended December 31, 2013	December 31, 2013	December 31, 2012
Stock options under Equity Incentive Plan	3,140,000	2,380,000	3,140,000	494,479	494,479	-

Effect of recently issued and recently adopted accounting pronouncements – There are no recently issued accounting standards which are not yet effective which Asterias believes would materially impact the financial statements.

4. Balance Sheet Components

Equipment and Furniture, Net

At March 31, 2013, December 31, 2013, and December 31, 2012, equipment and furniture were comprised of the following:

	March 31, 2014	December 31,
	(Unaudited)	2013	2012

Equipment and furniture	$1,777,571	$1,681,113	$-
Accumulated depreciation	(351,174)	(220,595)	-
Equipment and furniture, net	$1,426,397	$1,460,518	$-

Depreciation expense amounted to $130,579, $220,595 and $0 for the three months ended March 31, 2014, the year ended December 31, 2013 and the period from inception (September 24, 2012) to December 31, 2012, respectively.

5. Investment in BioTime and in BioTime Subsidiaries

Investment in BioTime

Asterias currently holds 8,902,077 BioTime common shares which it received in the Asset Contribution, included at fair value in current assets in its balance sheet as the shares are available for use and could be sold at fair value for liquidity purposes at any time. The investment is classified as “available for sale.” Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, and declines in value judged to be other-than-temporary related to equity securities, are included in investment income/loss.
The BioTime common shares were valued at $34,985,163 on October 1, 2013, based upon the per share closing price of BioTime common shares as reported on the NYSE MKT. For the period from October 1, 2013 to December 31, 2013 and the period from January 1, 2014 to March 31, 2014 (unaudited), Asterias recorded an unrealized net loss of $2,934,686 and $2,762,293, respectively which is primarily attributed to unrealized loss on the BioTime common shares.

Asterias reviews various factors in determining whether it should recognize an other-than-temporary impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis. Based on consideration of these factors, as of March 31, 2014 and December 31, 2013, no other-than-temporary impairment was recognized.

Investments in Affiliates

Asterias’ investments in the OrthoCyte Corporation and Cell Cure Neurosciences Ltd stock received from BioTime were recorded at BioTime’s historical costs but not below zero. The investment is carried using the cost method of accounting.

6. Investment in BioTime Warrants and Related Obligation to Distribute BioTime Warrants

As part of the consideration for the issuance of Series B Shares to BioTime in the Asset Contribution, Asterias received the BioTime Warrants. As part of the agreement, Asterias is obligated to distribute the BioTime Warrants to holders of its Series A shares as promptly as practicable after notice from Geron that the Series A Distribution has been completed. This obligation can only be settled by distribution of the BioTime Warrants received in the Asset Contribution and is not subject to change with changes in the value of the underlying BioTime common shares, or due to any other factors. Accordingly, Asterias will not retain the economic value of the BioTime Warrants.

The BioTime Warrants and the corresponding obligation to distribute them is recorded at fair value as of the date of the Asset Contribution, October 1, 2013, as part of accounting for the acquisition of assets from BioTime and Geron. The fair value of the BioTime Warrants and the fair value of the corresponding distribution obligation were determined by applying a Black Scholes Merton option pricing model using assumptions deemed appropriate as of the applicable date, and those fair values are expected to be equal at any applicable date. Subsequent to acquisition of the BioTime Warrants, both the BioTime Warrants and the corresponding obligation to distribute them will be remeasured at fair value at each balance sheet date. Because the fair value of the BioTime Warrants is expected to always be equal to the fair value of the obligation to distribute those warrants at any date on which those values are determined, remeasurement of those values will not result in a charge or credit on the statement of operations.

The estimated fair value of the BioTime Warrants and the corresponding obligation to distribute them as of October 1, 2013 was $18,276,406 based on a $5.00 exercise price, a $3.93 closing price on October 1, 2013, a 5 year term, 77.63% volatility, and a 1.42% discounted rate. The estimated fair value of the BioTime Warrants and the corresponding obligation to distribute them as of March 31, 2014 was $12,245,214, based on a $5.00 exercise price, a $3.29 closing price on March 31, 2014, a 4.75 year term, 68.27% volatility, and a 1.73% discount rate. The estimated fair value of the BioTime Warrants and the corresponding obligation to distribute them as of December 31, 2013 was $15,568,307, based on a $5.00 exercise price, a $3.60 closing price on December 31, 2013, a 4.75 year term, 75.86% volatility, and a 1.75% discount rate. Because any increase or decrease in value of the BioTime Warrants accrues to the benefit of the holders of Series A Shares, and not to Asterias, the financial statements do not include and gain or loss related to any increases or decreases in value subsequent to October 1, 2013.

7. Intangible assets

As of March 31, 2014 and December 31, 2013, Asterias had capitalized intangible assets acquired from Geron, primarily related to patents and other intellectual property rights related to hES cells. These assets are being amortized over the estimated economic lives of the patents on a straight-line basis, which approximates the pattern of consumption over their estimated useful lives. The Company is currently estimating a useful life of 10 years.

Intangible assets net of accumulated amortization at March 31, 2014, December 31, 2013 and December 31, 2012 is shown in the following table:

	March 31, 2014	Year Ended December 31,
	(Unaudited)	2013	2012
Intangible assets	$29,017,009	$29,017,009	$-
Accumulated amortization	(1,450,850)	(725,425)	-
Intangible assets, net	$27,566,159	$28,291,584	$-

Asterias amortizes its intangible assets over an estimated period of 10 years on a straight line basis. Asterias recognized $725,425 in amortization expense of intangible assets during the three months ended March 31, 2014 (unaudited) and also during the year ended December 31, 2013, respectively.

Amortization of intangible assets for periods subsequent to March 31, 2014 is as follows:

Year Ended	Amortization
December 31,	Expense
2014	2,176,276
2015	2,901,701
2016	2,901,701
2017	2,901,701
Thereafter	16,684,780
Total	$27,566,159

8. Common Stock and Warrants on Common Stock

Ownership of Asterias following the Asset Contribution

At March 31, 2014 and December 31, 2013, BioTime held approximately 71.6% of the outstanding Asterias common stock as a whole, Geron held 100% of the outstanding Series A Shares and approximately 21.4% of the outstanding Asterias common stock as a whole, and Romulus held approximately 7% of the outstanding Asterias common stock as a whole. The warrants that BioTime and Romulus received enable BioTime and Romulus to increase their collective ownership of Asterias by approximately 2.2%, which would reduce Geron’s ownership to approximately 19.2%.

The Series A Shares and Series B Shares are identical in substantially all respects and will vote together as a single class, without distinction as to series on all matters except as may otherwise be required by Delaware law. The two significant differences between the Series A Shares and Series B shares are:

•	Asterias may declare and pay dividends or other distributions on Series A Shares without paying a corresponding dividend or distribution on the Series B Shares. This difference in dividend and distribution rights will allow Asterias to distribute the BioTime Warrants to the holders of the Series A Shares in the Series A Distribution. Asterias plans to effect the distribution of the BioTime Warrants to holders of the Series A Shares as promptly as practicable after Geron notifies Asterias of the completion of the Series A Distribution.

•	The Series B Shares may be converted into Series A Shares, at Asterias’ election, at any time by resolution of the Board of Directors after Asterias distributes the BioTime Warrants to the holders of the Series A Shares. Each Series B Share will be convertible into one Series A Share, provided, that in the event of any stock split, reverse stock split, stock dividend, reverse stock dividend, or similar transaction with respect to either the Series A Shares or Series B Shares, Asterias will undertake a corresponding stock split, reverse stock split, stock dividend, reverse stock dividend, or similar transaction with respect the other series of common stock as well so that the ratio of outstanding shares of the two series will remain the same.

The Series A Distribution

In the Asset Contribution Agreement, Geron agreed to conduct the Series A Distribution through which Geron will distribute to its stockholders, on a pro rata basis, the Series A Shares it receives in the Asset Contribution. Geron is required to make the Series A Distribution as soon as practicable following the closing of the Asset Contribution, subject to applicable legal requirements and certain other limitations.

The BioTime Warrants Distribution

Following the Series A Distribution, Asterias will distribute to the holders of the Series A Shares, on a pro rata basis, the 8,000,000 BioTime Warrants that Asterias received in the Asset Contribution. Asterias refers to this distribution of the BioTime Warrants as the “BioTime Warrants Distribution.” As a result of the BioTime Warrants Distribution, Asterias will not derive any future economic value from the BioTime Warrants and instead the value of the BioTime Warrants will benefit the holders of Series A Shares who receive the BioTime Warrants. See Note 6.

Accounting for Asterias Warrants

At March 31, 2014 (unaudited) and December 31, 2013, Asterias had outstanding warrants to purchase 3,500,000 of its Series B Shares. The value received by Asterias for the issuance of the warrants was accounted for as a component of equity because the warrants did not include any conditional obligations to issue a variable number of shares, nor was there a deemed possibility that Asterias may need to settle the warrants in cash.

9. Equity Incentive Plan

During March 2013, Asterias’ Board of Directors approved an Equity Incentive Plan (the “Plan”) under which Asterias has reserved 4,500,000 shares of common stock for the grant of stock options or the sale of restricted stock. Initially, Asterias will issue Series B Shares under the Plan, but upon the conversion of all of the outstanding Series B Shares into Series A Shares, Asterias will issue Series A Shares under the Plan. The Plan also permits Asterias to issue such other securities as its Board of Directors or the Compensation Committee administering the Plan may determine. Asterias’ stockholders approved the Plan in September 2013.

No options may be granted under the Plan more than ten years after the date upon which the Plan was adopted by the Board of Directors, and no options granted under the Plan may be exercised after the expiration of ten years from the date of grant. Under the Plan, options to purchase common stock may be granted to employees, directors and certain consultants at prices not less than the fair market value at date of grant, subject to certain limited exceptions for options granted in substitution of other options. Options may be fully exercisable immediately, or may be exercisable according to a schedule or conditions specified by the Board of Directors or the Compensation Committee. The Plan also permits Asterias to award restricted stock for services rendered or to sell common stock to employees subject to vesting provisions under restricted stock agreements that provide for forfeiture of unvested shares upon the occurrence of specified events under a restricted stock award agreement. Asterias may permit employees or consultants, but not officers or directors, who purchase stock under restricted stock purchase agreements, to pay for their shares by delivering a promissory note that is secured by a pledge of their shares.

Asterias may also grant stock appreciation rights (“SARs”) and hypothetical units issued with reference to Asterias common stock (“Restricted Stock Units”) under the Plan. A SAR is the right to receive, upon exercise, an amount payable in cash or shares or a combination of shares and cash, as determined by the Board of Directors or the Compensation Committee, equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of (a) the fair market value of a share of Asterias common stock on the date the SAR is exercised, over (b) the exercise price specified in the SAR Award agreement.

The terms and conditions of a grant of Restricted Stock Units will be determined by the Board of Directors or Compensation Committee. No shares of stock will be issued at the time a Restricted Stock Unit is granted, and Asterias will not be required to set aside a fund for the payment of any such award. A recipient of Restricted Stock Units will have no voting rights with respect to the Restricted Stock Units. Upon the expiration of the restrictions applicable to a Restricted Stock Unit, Asterias will either issue to the recipient, without charge, one share of common stock per Restricted Stock Unit or cash in an amount equal to the fair market value of one share of common stock.

Options Granted

As of March 31, 2014 (unaudited) and December 31, 2013, Asterias had granted to certain officers, employees, and directors, options to purchase a total of 3,140,000 and 2,915,000, respectively, of Series B Shares at exercise price of $2.34 per share. The following table summarizes stock option activity during the three months ended March 31, 2014. As of December 31, 2013, Asterias had granted to certain officers, employees, and directors, options to purchase a total of 2,915,000 Series B Shares at exercise price of $2.34 per share and 50,000 Series B Shares for which an exercise price had not been determined as of December 31, 2013.

A summary of Asterias' stock option activity and related information follows:

	Options Available for Grant	Weighted- average price per share	Weighted- average remaining contractual term (years)
Outstanding at December 31, 2012	-	$-
Granted	2,915,000	2.34
Exercised	-	-
Forfeited	(125,000)	2.34
Outstanding at December 31, 2013	2,790,000	$2.34	6.17
Exercisable at December 31, 2013	487,813	$2.34	5.78

The table above does not include the 50,000 options granted during 2013 for which the exercise prices had not been determined as of December 31, 2013, nor 6,666 of those options that vested as of December 31, 2013.

As of March 31, 2014, Asterias had granted to certain officers, employees, and directors, options to purchase a total of 3,140,000 Series B Shares at exercise price of $2.34 per share. The following table summarizes stock option activity during the three months ended March 31, 2014:

Options Available for Grant
Outstanding at January 1, 2014	2,840,000
Granted	305,000
Exercised	-
Forfeited	(5,000)
Outstanding at March 31, 2014	3,140,000
Exercisable at March 31, 2014	547,188

The table above includes the 50,000 options granted during 2013 for which the exercise prices were determined subsequent to December 31, 2013.

Stock-Based Compensation Expense

The fair value of each stock option is estimated on the grant date using the Black-Scholes-Merton option-pricing model using the following assumptions:

	March 31, 2014 (Unaudited)	Year Ended December 31, 2013
Risk-free interest rate	0.42 – 1.23%	0.42 – 1.23%
Dividend yield	–	–
Volatility	69.86 – 84.05%	69.38 – 84.05%
Expected term (years)	2.72 – 4.18	2.72 – 4.18

The risk-free rate is based on the rates in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each grant’s expected life. A dividend yield of zero is applied since Asterias has not historically paid dividends and has no intention to pay dividends in the near future. The expected volatility is based upon the volatility of a group of publicly traded industry peer companies. The expected term of options granted is calculated using the simplified method.

The weighted-average fair value of options granted was $1.26 and $1.39 for the three months ended March 31, 2014 (unaudited) and the year ended December 31, 2013, respectively.

Employee stock-based compensation expense recorded is calculated and recorded based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and will be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Cost of net revenues and operating expenses include stock-based compensation as follows:

	Three Months Ended	Three months Ended	Period from Inception (September 24, 2012)		Period from Inception (September 24, 2012) to
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)	to March 31, 2014 (Unaudited)	Year ended December 31, 2013	December 31, 2013	December 31, 2012
Research and development	$115,140	$-	$309,718	$194,578	$194,578	$-
General and administrative	143,534	2,450	652,690	509,156	509,156	-
Total stock-based compensation expense	$258,674	$2,450	$962,408	$703,734	$703,734	$-

Asterias had $3,359,411 and $3,237,601 of total unrecognized compensation expense, net of estimated forfeitures, related to the Plan that will be recognized over a weighted-average period of approximately 3.47 and 3.97 years at March 31, 2014 and at December 31, 2013, respectively.

10. Commitments and Contingencies

Asterias had commitments under the Asset Contribution Agreement as of March 31, 2014 and December 31, 2013, and an obligation under a sublease of its office and research facility, which Asterias subleases from BioTime.

On December 30, 2013, Asterias entered into a lease for an office and research facility located at 6300 Dumbarton Circle, Fremont, California. The building on the leased premises contains approximately 44,000 square feet of space. The lease is for a term of 96 months with an expected commencement date of October 1, 2014. Base monthly rent will be $99,000 for the first 12 months of the lease term, except that during the first 15 months of the lease term, Asterias will pay base rent on only 22,000 square feet rather than 44,000 square feet, provided that Asterias is not in default in performing its obligations under the lease beyond any notice and cure periods. Base monthly rent will increase by approximately 3% annually. In addition to the base rent, Asterias will pay real property taxes and certain costs associated to the operation and maintenance of the leased premises. During the first 15 months of the lease term, Asterias will pay only 50% of the real estate taxes assessed on the premises provided that Asterias is not in default in performing its obligations under the lease beyond any notice and cure periods. However, if any improvements or alterations to the premises that Asterias constructs or adds are assessed for real property tax purposes at a valuation higher than the valuation of the improvements on the leased premises on the date Asterias signed the lease, Asterias will pay 100% of the taxes levied on the excess assessed valuation. In January 2014, Asterias paid the landlord a $300,000 security deposit.

Asterias had commitments consisting of obligations under a sublease of its current office and research facility and under a lease for its future office and research facility.

As of March 31, 2014, remaining minimum lease and sublease payments were as follows:

Year	Minimum Lease Payments (Unaudited)
2014	$583,070
2015	1,578,667
2016	1,234,200
2017	1,271,160
Thereafter	6,570,960
Total	$11,238,057

11. Shared Facilities and Service Agreement

On April 1, 2013, Asterias and BioTime executed a Shared Facilities and Services Agreement (“Shared Facilities Agreement”). Under the terms of the Shared Facilities Agreement, BioTime will allow Asterias to use its premises and equipment located at Alameda, California for the sole purpose of conducting business. BioTime will provide basic accounting, billing, bookkeeping, payroll, treasury, collection of accounts receivable (excluding the institution of legal proceedings or taking of any other action to collect accounts receivable), payment of accounts payable, and other similar administrative services to Asterias. BioTime may also provide the services of attorneys, accountants, and other professionals who may also provide professional services to BioTime and its other subsidiaries. BioTime will also provide Asterias with the services of its laboratory and research personnel, including BioTime employees and contractors, for the performance of research and development work for Asterias at the premise.

BioTime will charge Asterias a fee for the services and usage of facilities, equipment, and supplies aforementioned. For each billing period, BioTime will equitably prorate and allocate its employee costs, equipment costs, insurance costs, lease costs, professional costs, software costs, supply costs, and utilities costs, between BioTime and Asterias based upon actual documented use and cost by or for Asterias or upon proportionate usage by BioTime and Asterias, as reasonably estimated by BioTime. Asterias shall pay 105% of the allocated costs (the “Use Fee”). The allocated cost of BioTime employees and contractors who provide services will be based upon records maintained of the number of hours of such personnel devoted to the performance of services.

The Use Fee will be determined and invoiced to Asterias on a quarterly basis for each calendar quarter of each calendar year. If the Shared Facilities Agreement terminates prior to the last day of a billing period, the Use Fee will be determined for the number of days in the billing period elapsed prior to the termination of the Shared Facilities Agreement. Each invoice will be payable in full by Asterias within 30 days after receipt. Any invoice or portion thereof not paid in full when due will bear interest at the rate of 15% per annum until paid, unless the failure to make a payment is due to any inaction or delay in making a payment by BioTime employees from Asterias funds available for such purpose, rather than from the unavailability of sufficient funds legally available for payment or from an act, omission, or delay by any employee or agent of Asterias.

In addition to the Use Fees, Asterias will reimburse BioTime for any out of pocket costs incurred by BioTime for the purchase of office supplies, laboratory supplies, and other goods and materials and services for the account or use of Asterias, provided that invoices documenting such costs are delivered to Asterias with each invoice for the Use Fee. Furthermore, BioTime will have no obligation to purchase or acquire any office supplies or other goods and materials or any services for Asterias, and if any such supplies, goods, materials or services are obtained for Asterias, BioTime may arrange for the suppliers thereof to invoice Asterias directly.

Asterias in turn may charge BioTime or any Other Subsidiary for similar services provided by Asterias at the same rate and terms as aforementioned. “Other Subsidiary” means a subsidiary of BioTime other than Asterias and other than a subsidiary of Asterias.

The Shared Facilities Agreement terminates on December 31, 2016, provided that, unless otherwise terminated under another provision of the Shared Facilities Agreement, the term of the Shared Facilities Agreement will automatically be renewed and the termination date will be extended for an additional year each year after December 31, 2016, unless either party gives the other party written notice stating that the Shared Facilities Agreement will terminate on December 31 of that year.

BioTime allocated $39,720, $18,508, $141,876, $102,156, $102,156 and $11,303 of general overhead expenses to Asterias during the three months ended March 31, 2014 (unaudited) and 2013 (unaudited), the period from inception (September 24, 2012) to March 31, 2014, the year ended December 31, 2013 and the periods from inception (September 24, 2012) to December 31, 2013 and 2012, respectively.

12. Income Taxes

In 2012, Asterias’ operations were included in BioTime’s consolidated U.S. federal and state income tax returns. The provision for income taxes has been determined as if Asterias had filed separate tax returns for the periods presented. In 2013, Asterias will file a separate U.S. federal and state income tax returns. Accordingly, the effective tax rate of Asterias in future years could vary from its historical effective tax rates depending on the future legal structure of Asterias and related tax elections.

The primary components of the net deferred tax liabilities at March 31, 2014 and December 31, 2013 and 2012 were as follows:

	March 31, 2014	Year Ended December 31,
	(Unaudited)	2013	2012
Deferred tax assets/(liabilities):
Net operating loss carryforwards	$3,109,073	$2,198,747	$-
Research & development and other credits	841,074	779,568	301,904
Gross deferred tax assets	3,950,147	2,978,315	301,904
Valuation allowance	-	-	(301,904)
Net deferred tax assets	3,950,147	2,978,315	-

Deferred tax liabilities:
Patents and licenses	(10,878,669)	(11,255,864)	-
Total deferred tax liabilities	(10,878,669)	(11,255,864)	-

Net deferred tax liability	$(6,928,522)	$(8,277,549)	$-

Income taxes differed from the amounts computed by applying the U.S. federal income tax of 34% to pretax losses from operations as a result of the following:

	March 31, 2014	Year Ended December 31,
	(Unaudited)	2013	2012

Computed tax benefit at federal statutory rate	(34%)	(34%)	(34%)
Permanent differences- write off of intangibles	-	23%	-
Permanent differences- options	2%	1%	40%
State tax benefit, net of effect on federal income taxes	(5%)	(2%)	(6%)
Change in valuation allowance	-	(1%)	-
	(37%)	(13%)	0%

As of March 31, 2014 (unaudited), December 31, 2013 and December 31, 2012, Asterias has net operating loss carryforwards of approximately $7,810,000, $5,520,000, and $758,000 for federal and state tax purposes, respectively. These which expire through 2034, 2033 and 2032, respectively.

A deferred income tax benefit of approximately $1,349,000 was recorded for the three month period ended March 31, 2014 (unaudited), of which approximately $1,151,000 was related to federal taxes and $198,000 was related to state taxes. A deferred income tax benefit of approximately $3,280,000 was recorded for the year ended December 31, 2013, of which approximately $2,800,000 was related to federal taxes and $480,000 was related to state taxes. No tax benefit has been recorded through December 31, 2012 because of the net operating losses incurred and a full valuation allowance has been provided. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Asterias established a valuation allowance for all periods presented due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

Internal Revenue Code Section 382 places a limitation (“Section 382 Limitation”) on the amount of taxable income that can be offset by net operating loss (“NOL”) carryforwards after a change in control (generally greater than 50% change in ownership within a three-year period) of a loss corporation. California has similar rules. Generally, after a control change, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 Limitation. Due to these “change in ownership” provisions, utilization of the NOL and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

Asterias will file an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions.

Asterias may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. Asterias' management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

13. Segment Information

Operating segments are defined as components of an enterprise that engage in business activities for which separate financial information is available and evaluated by the chief operating decision maker in deciding how to allocate resources and assess performance. Asterias’ executive management team represents its chief decision maker. The executive management team reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance and there are no managers who are held accountable for levels or components below the consolidated unit level. To date, management has viewed Asterias’ operations as one segment.

14. Selected Quarterly Financial Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Three Months Ended March 31, 2014 (unaudited)
Revenues, net	$61,980	$—	$—	$—
Operating expenses	3,693,620	—	—	—
Loss from operations before deferred tax benefits	(3,635,775)	—	—	—
Basic and diluted net loss per share	(0.07)	—	—	—

Year Ended December 31, 2013
Revenues, net	$—	$—	$—	$—
Operating expenses(1)	826,818	1,319,466	2,672,791	20,842,370
Loss from operations before deferred tax benefits	(827,158)	(1,319,036)	(2,668,528)	(20,845,717)
Basic and diluted net loss per share	(16.00)	(25.51)	(51.62)	(0.68)

Period from Inception to December 31, 2012
Revenues, net	$—	$—	$—	$—
Operating expenses	—	—	(32,308)	(726,255)
Loss from operations	—	—	(32,308)	(726,255)
Basic and diluted net loss per share	—	—	(0.64)	(14.05)

(1)	Includes IPR&D expenses related to intangible assets acquired by Asterias from Geron under the Asset Contribution on October 1, 2013. IPR&D represents the value of incomplete research and development projects which Asterias intends to continue. See Note 2.

15. Royalty Obligations

Asterias License from WARF

Asterias has entered into a Non-Exclusive License Agreement with WARF under which Asterias was granted a worldwide non-exclusive license under certain WARF patents and WARF-owned embryonic stem cell lines to develop and commercialize therapeutic, diagnostic and research products. The licensed patents include patents covering primate embryonic stem cells as compositions of matter, as well as methods for growth and differentiation of primate embryonic stem cells. The licensed stem cell lines include the H1, H7, H9, H13 and H14 hES cell lines.

In consideration of the rights licensed, Asterias has agreed to pay WARF an upfront license fee, payments upon the attainment of specified clinical development milestones, royalties on sales of commercialized products, and, subject to certain exclusions, a percentage of any payments that Asterias may receive from any sublicenses that it may grant to use the licensed patents or stem cell lines.

The license agreement will terminate with respect to licensed patents upon the expiration of the last licensed patent to expire. Asterias may terminate the license agreement at any time by giving WARF prior written notice. WARF may terminate the license agreement if payments of earned royalties, once begun, cease for a specified period of time or if Asterias and any third parties collaborating or cooperating with Asterias in the development of products using the licensed patents or stem cell lines fail to spend a specified minimum amount on research and development of products relating to the licensed patents or stem cell lines for a specified period of time. WARF also has the right to terminate the license agreement if Asterias breaches the license agreement or becomes bankrupt or insolvent or if any of the licensed patents or stem cell lines are offered to creditors

Asterias License from the University of California

Geron assigned to Asterias its Exclusive License Agreement with The Regents of the University of California for patents covering a method for directing the differentiation of multipotential hES cells to glial-restricted progenitor cells that generate pure populations of oligodendrocytes for remyelination and treatment of spinal cord injury. Pursuant to this agreement, Asterias has an exclusive worldwide license under such patents, including the right to grant sublicenses, to create products for biological research, drug screening, and human therapy using the licensed patents. Under the license agreement, Asterias will be obligated to pay the university a royalty of 1% from sales of products that are covered by the licensed patent rights, and a minimum annual royalty of $5,000 starting in the year in which the first sale of a product covered by any licensed patent rights occurs, and continuing for the life of the applicable patent right under the agreement. The royalty payments due are subject to reduction, but not by more than 50%, to the extent of any payments that Asterias may be obligated to pay to a third party for the use of patents or other intellectual property licensed from the third party in order to make, have made, use, sell, or import products or otherwise exercise its rights under the Exclusive License Agreement. Asterias will be obligated to pay the university 7.5% of any proceeds, excluding debt financing and equity investments, and certain reimbursements, that its receives from sublicensees, other than Asterias’ affiliates and joint ventures relating to the development, manufacture, purchase, and sale of products, processes, and services covered by the licensed patent. The license agreement will terminate on the expiration of the last-to-expire of the university's issued licensed patents. If no further patents covered by the license agreement are issued, the license agreement would terminate in 2024. The university may terminate the agreement in the event of Asterias’ breach of the agreement. Asterias can terminate the agreement upon 60 days' notice.

Asterias Sublicense from Geron

Asterias has received from Geron an exclusive sublicense under certain patents owned by the University of Colorado’s University License Equity Holdings, Inc. relating to telomerase (the “Telomerase Sublicense”). The Telomerase Sublicense entitles Asterias to use the technology covered by the patents in the development of VAC1 and VAC2 as immunological treatments for cancer. Under the Telomerase Sublicense, Asterias paid Geron a one-time upfront license fee of $65,000, and will pay Geron an annual license maintenance fee of $10,000 due on each anniversary of the effective date of the Telomerase Sublicense, and a 1% royalty on sales of any products that Asterias may develop and commercialize that are covered by the sublicensed patents. The Telomerase Sublicense will expire concurrently with the expiration of Geron’s license. That license will terminate during April 2017 when the licensed patents expire. The Telomerase Sublicense may also be terminated by Asterias by giving Geron 90 days written notice, by Asterias or by Geron if the other party breaches its obligations under the sublicense agreement and fails to cure their breach within the prescribed time period, or by Asterias or by Geron upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other party.

16. Subsequent Events

The financial statements for the fiscal year ended December 31, 2013 were approved by the management and Board of Directors of Asterias and were issued on March 17, 2014. Subsequent events have been evaluated through that date.

17. Subsequent Events (Unaudited)

The financial statements for the period ended March 31, 2014 were approved by the management and Board of Directors of Asterias and were issued on May 6, 2014. Subsequent events have been evaluated through that date.

On May 23, 2014, Asterias entered into a settlement agreement with ViaCyte, Inc. concerning the patent interference proceedings that were the subject of the ViaCyte Appeal, along with three Opposition Proceedings pending before the Australian Patent Office pertaining to priority rights and the validity of each party’s patents relating to endodermal precursor cells.  Under the terms of the settlement agreement, the parties granted to each other a royalty free, fully paid license to each other’s technology relating to endoderm lineage cells including definitive endoderm and gut endoderm cells.

On May 29, 2014, the California Institute for Regenerative Medicine (“CIRM”) approved a $14.3 million Strategic Partnership III grant to Asterias for the clinical development of OPC1 in subjects with spinal cord injury.  The CIRM funding will be conditioned on approval of the trial by the FDA, execution of a definitive agreement between Asterias and CIRM, and Asterias’ continued progress to achieve certain pre-defined project milestones.

ASTERIAS BIOTHERAPEUTICS, INC.

6,537,779 Shares of Series A Common Stock

PROSPECTUS

May 30, 2014

Neither we nor any dealer, salesperson or other person has been authorized in connection with the offer of Series A Shares to give any information or to make any representations other than those contained in this prospectus. For a period of 90 days after the effective date of the registration statement of which this prospectus is a part, or for a period of 90 days after the first date upon which the Series A Shares were bona fide offered to the public by Asterias or by or through an underwriter after such effective date, whichever is later, all dealers that buy, sell, or trade Series A Shares, whether or not participating in the offering described in this prospectus, may be required to deliver a prospectus. This prospectus does not constitute an offer or a solicitation in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale or delivery of our Series A Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

TABLE OF CONTENTS

Prospectus Summary	3
Summary and Selected Financial Data	12
Risk Factors	14
Market for Our Common Equity	31
Dividend Policy	31
Capitalization	31
Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Business	42
Management	68
Executive Compensation	73
Security Ownership of Certain Beneficial Owners and Management	81
The Asset Contribution Agreement	86
Plan of Distribution	89
Description of Securities	90
Income Tax Matters	95
Legal Matters	99
Experts	99
Where You Can Find More Information	99
Financial Statements	F-1